Exhibit 99.1

                    , 2016

Dear Fellow Greatbatch Stockholder:

We have previously announced our intention to spin-off our QiG Group subsidiary and its neuromodulation medical device business into a new, publicly-traded company, to be named Nuvectra Corporation. Nuvectra will be focused on the development and commercialization of its neurostimulation technology platform and, in particular, its Algovita spinal cord stimulation system. As two independent, publicly-owned companies, Greatbatch and Nuvectra each will be better positioned to capitalize on their respective significant growth opportunities and focus on their own respective strategic and operational plans, including setting optimal levels of investment in research and development projects and operating and expanding their respective businesses.

The spin-off of Nuvectra is scheduled to occur on                     , 2016. If you hold Greatbatch common stock at the close of business on the record date for the spin-off, which is                     , 2016, you will receive                  share of Nuvectra common stock for every                  shares of Greatbatch common stock that you hold on that date.

You do not need to take any action to receive shares of Nuvectra common stock to which you are entitled as a Greatbatch stockholder. In addition, you do not need to pay any consideration or surrender or exchange your shares of Greatbatch common stock.

Following the spin-off, Greatbatch common stock will continue to trade on the New York Stock Exchange under the symbol “GB”, while Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR”.

I encourage you to read the attached information statement carefully, which provides a description of the spin-off and includes important business and financial information about Nuvectra, including its historical combined financial statements.

The spin-off is an exciting milestone in our medical device development strategy, as we return the value of the Nuvectra investment to our stockholders. We remain committed to working on your behalf to continue to build long-term stockholder value.

Sincerely,

Thomas J. Hook

President and Chief Executive Officer

Greatbatch, Inc.

                    , 2016

Dear Future Nuvectra Stockholder:

It is my pleasure to welcome you as a stockholder of Nuvectra Corporation. We are a medical device company with a primary focus on the rapidly growing field of neuromodulation, and, in particular, the $2.6 billion spinal cord stimulation, sacral nerve stimulation and deep brain stimulation portion of the worldwide neurostimulation market. Neurostimulation serves patients with debilitating disorders such as chronic pain, Parkinson’s disease, epilepsy and incontinence. Neurostimulation systems function by delivering electrical pulses to parts of the body impacting the nervous system.

The Algovita spinal cord stimulation system is the first application of our technology and is indicated for the treatment of chronic pain of the trunk and limbs. We are pursuing development initiatives focused on serving patients and clinicians by applying our technology to broader indications.

As a result of our spin-off from Greatbatch, we believe that investors will be better able to evaluate the distinct fundamentals, growth prospects and performance of our neuromodulation medical device business. We look forward to creating value by serving our customers, impacting the lives of patients and rewarding our stockholders as we begin our new and exciting journey.

I encourage you to learn more about Nuvectra and our exciting business opportunities by reading the attached information statement. Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR.”

We look forward to our future as an independent publicly-traded company and to your support as a stockholder.

Sincerely,

Scott F. Drees

Chief Executive Officer

Nuvectra Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED FEBRUARY 18, 2016

INFORMATION STATEMENT

Nuvectra Corporation

We are providing this information statement to you as a stockholder of Greatbatch, Inc., or Greatbatch, in connection with Greatbatch’s distribution to its stockholders of all of the outstanding shares of common stock of Nuvectra Corporation (formerly QiG Group, LLC), or Nuvectra, an indirect, wholly-owned subsidiary of Greatbatch. In this information statement, we refer to this distribution of Nuvectra common stock and the transactions related to it as the “spin-off.” All of the issued and outstanding shares of Nuvectra’s common stock will be distributed to Greatbatch stockholders on a pro rata basis in a manner that is intended to be tax-free for U.S. federal income tax purposes (other than with respect to cash received in lieu of fractional shares).

We expect that the distribution of all of the issued and outstanding shares of Nuvectra’s common stock in the spin-off will be made on                    , 2016, which we refer to as the “spin-off date,” to the holders of record of Greatbatch common stock at the close of business on                    , 2016, which we refer to as the “record date.” If you are a holder of record of Greatbatch common stock at the close of business on the record date, you will receive                share of Nuvectra common stock for every                shares of Greatbatch common stock you hold on that date. Greatbatch will distribute the shares of Nuvectra in book-entry form, which means that Nuvectra will not issue physical stock certificates.

You are not required to vote on or take any other action in connection with the spin-off. We are not asking you for a proxy, and you are requested not to send us a proxy. You will not be required to pay any consideration for the shares of Nuvectra common stock you receive in the spin-off or surrender or exchange your shares of Greatbatch common stock or take any action in connection with the spin-off. No approval of the Greatbatch stockholders for the spin-off is required or being sought.

Greatbatch currently indirectly owns all of the outstanding equity of Nuvectra. Accordingly, no trading market for Nuvectra common stock currently exists. We expect, however, that a limited trading market for Nuvectra common stock, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the spin-off, and we expect that “regular-way” trading of Nuvectra common stock will begin on the spin-off date. Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR.”

We are an “emerging growth company” as defined under the federal securities laws. For implications of our status as an “emerging growth company,” please see “Summary – Emerging Growth Company Status” beginning on page 9.

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” beginning on page 19 for a discussion of certain factors that should be considered by recipients of our common stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is                    , 2016.

This information statement was first mailed to Greatbatch stockholders on or about                    , 2016.

Presentation of Information

In this information statement, unless the context requires otherwise or we specifically indicate otherwise, the terms “Nuvectra,” “we,” “our” and “us” when used in a historical context refer to QiG Group, LLC, or QiG Group, and its subsidiaries Algostim, LLC, or Algostim, and PelviStim LLC, or PelviStim, and Greatbatch’s NeuroNexus Technologies, Inc., or NeuroNexus, subsidiary, the shares of which are being transferred to us by Greatbatch in connection with the spin-off, and when used in the present or future tense refer to Nuvectra and its subsidiaries after giving effect to the spin-off. Immediately prior to completion of the spin-off, QiG Group, a Delaware limited liability company, will convert into Nuvectra Corporation, a Delaware corporation, and all of the assets, operations and liabilities of QiG Group will become assets, operations and liabilities of Nuvectra. “Greatbatch” means Greatbatch, Inc., a Delaware corporation, and its subsidiaries, other than Nuvectra and its subsidiaries, unless the context otherwise requires.

The transaction in which Greatbatch will distribute the shares of Nuvectra common stock to Greatbatch stockholders is referred to in this information statement as the “distribution.” The transactions in which Nuvectra will be separated from Greatbatch and Nuvectra will become an independent publicly-traded company, including the distribution, are referred to in this information statement collectively as the “spin-off.”

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Nuvectra assumes the completion of the spin-off.

This information statement is being furnished solely to provide information to Greatbatch’s stockholders who will receive shares of common stock of Nuvectra in the spin-off. It is not provided as an inducement or encouragement to buy or sell any securities of Greatbatch or Nuvectra. This information statement describes our business, our relationship with Greatbatch, and how the spin-off affects Greatbatch and its stockholders, and provides other information to assist you in evaluating the Nuvectra common stock that you will receive in the spin-off. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the front cover. Changes will occur after the date of this information statement, and neither we nor Greatbatch will update the information except in the normal course of our or Greatbatch’s respective public disclosure practices or to the extent required pursuant to federal securities laws.

Trademarks, Trade Names and Service Marks

We own or have rights to use the trademarks, trade names and service marks that we use in connection with the operation of our business. Some of the more important marks that we own or have the rights to use in the United States or in other jurisdictions that appear in this information statement include: Algostim, Algovita, NeuroNexus, Nuvectra and PelviStim. Our rights to some of these trademarks may be limited to select markets. Each trademark, trade name or service mark of any other company appearing in this information statement is, to our knowledge, owned by that other company.

SUMMARY

This summary highlights some of the information in this information statement and may not contain all of the information concerning Nuvectra, the spin-off or other information that may be important to you. You should carefully review this entire information statement, our combined financial statements and the related notes, and the unaudited condensed combined pro forma financial statement included in this information statement.

References in this information statement to the terms “Nuvectra,” “we,” “our” and “us” when used in a historical context refer to QiG Group and its subsidiaries Algostim and PelviStim and Greatbatch’s NeuroNexus subsidiary, the shares of which are being transferred to us by Greatbatch in connection with the spin-off, and when used in the present or future tense refer to Nuvectra and its subsidiaries after giving effect to the spin-off. Immediately prior to completion of the spin-off, QiG Group, a Delaware limited liability company, will convert into Nuvectra, a Delaware corporation, and all of the assets, operations and liabilities of QiG Group will become assets, operations and liabilities of Nuvectra. References in this information statement to our historical assets, liabilities, products, operations or activities of our business generally refer to the historical assets, liabilities, products, operations or activities of our business as it was historically owned, incurred or conducted by QiG Group and its subsidiaries and by NeuroNexus, as subsidiaries of Greatbatch prior to the spin-off.

References in this information statement to “Greatbatch” means Greatbatch, Inc., a Delaware corporation, and its subsidiaries, other than Nuvectra and its subsidiaries, unless the context otherwise requires. The transaction in which Greatbatch will distribute the shares of Nuvectra common stock to Greatbatch stockholders is referred to in this information statement as the “distribution.” The transactions in which Nuvectra will be separated from Greatbatch and Nuvectra will become an independent publicly-traded company, including the distribution, are referred to in this information statement collectively as the “spin-off.” Unless otherwise indicated or the context otherwise requires, the information included in this information statement assumes the completion of the spin-off and all of the transactions referred to in this information statement as occurring in connection with the spin-off.

Overview

Nuvectra is a neuromodulation medical device company initially focused on the development and commercialization of our neurostimulation technology platform for treatment of various disorders through stimulation of tissues associated with the nervous system. Our neurostimulation technology platform has the capability to provide treatment to patients in several established neurostimulation markets such as spinal cord stimulation, or SCS, sacral nerve stimulation, or SNS, deep brain stimulation, or DBS, and other emerging neurostimulation markets. Our Algovita SCS system, or Algovita, is the first application of our neurostimulation technology platform and is indicated for the treatment of chronic pain of the trunk and limbs. We are in the process of developing additional applications for our neurostimulation technology platform. Algovita brings to market a user friendly, robust and flexible design with a broad set of product capabilities and advanced technology. We believe Algovita is well positioned to compete in and help grow the existing SCS market, currently estimated to be approximately $1.6 billion globally. In addition, we believe our neurostimulation technology platform is well positioned to compete in the SCS, SNS and DBS portions of the worldwide neurostimulation market, which we estimate to be approximately $2.6 billion in size. We are currently working to develop our platform for use in the SNS market. In addition, we have entered into a development agreement with Aleva Neurotherapeutics S.A., or Aleva, to develop our platform into a complete medical device for use in the DBS market for treatment of Parkinson’s disease and essential tremor. To date, we have not conducted any clinical trials with respect to the use of our neurostimulation technology platform for applications in the SNS or DBS markets. In addition, we have not yet obtained, or begun the process of obtaining, the necessary regulatory approvals needed for the sale of our neurostimulation technology platform for applications in the SNS or DBS markets.

On November 30, 2015, Greatbatch announced receipt of premarket approval for Algovita from the United States Food and Drug Administration, or FDA. We expect to launch Algovita commercially in the United States during the first half of 2016. Outside of the United States, Algovita received Conformité Européene, or CE, mark approval in June 2014 and has been commercially available to patients in Germany and several other European countries since November 2014.

We believe pursuing use of our neurostimulation technology platform for additional indications presents a compelling opportunity to leverage our existing technology and drive future growth. We expect to invest in product development and clinical studies to improve and further develop our existing technologies, to expand the features offered in Algovita and to enter other established markets, such as SNS and DBS. We also intend to pursue strategic partnerships with third parties to fund, in full or in part, clinical and development costs of new products, among other matters. We believe our development agreement with Aleva is an example of this type of strategic partnership.

Our Competitive Strengths

We believe a number of competitive advantages distinguish us from our competitors:

•	Differentiated neurostimulation technology platform. Our neurostimulation technology platform incorporates technological advances that we believe will provide us with competitive advantages in the marketplace and provide meaningful benefits to both physicians and patients as compared to existing alternatives. The implantable pulse generator, or IPG, component of our platform is capable of delivering a broad spectrum of outputs and pulse delivery ranges through its 26 independent current sources. The IPG also features a powerful chipset that enables new waveforms, stimulation outputs and embedded features that can be activated in the future. Our diverse lead portfolio provides additional capabilities for tailoring therapy to a wider spectrum of patients.

•	Broad range of Algovita capabilities. Algovita is based on our differentiated neurostimulation technology platform and features a broad range of technical capabilities, including 26 independent current sources, algorithmic programming, broad pulse delivery ranges and a powerful chip set for targeted SCS therapy delivery. We believe these capabilities provide Algovita with greater flexibility in tailoring therapy to a wider spectrum of SCS patients than the flexibility provided by the current generation of SCS systems that are presently available on the market.

•	Algovita’s robust design helps minimize therapy failures and enables greater control and precision in providing therapy. We believe Algovita’s robust design, including its leads and advanced programming features, will help to minimize early SCS therapy failures and enable greater precision and control in targeting pain sites than the current generation of SCS systems that are presently available on the market. In addition, our advanced leads feature coil-in-coil technology, allowing for elasticity and greater flexibility than the leads of other SCS systems that are presently available on the market, which we believe results in our advanced leads having a reduced likelihood of migration, breakage or kinking. Our 12 electrode lead provides the longest span of coverage available on the market and was designed to address loss of pain relief if the stimulation target changes. Additionally, our algorithmic driven clinician programming system allows for rapid localization of pain targets and use of many different stimulation programs. The stimulation field can also be further refined using direct patient inputs gathered through our patient feedback tool.

•

Algovita’s upgradeable technology enables next generation offerings. Algovita’s proprietary chip set and hardware is capable of being configured for use in next generation treatment offerings. This includes the ability to deliver significantly higher frequencies than most other SCS systems presently available on the market, as well as pulse train stimulation, including burst type stimulation, and customized waveforms. We believe these additional capabilities provide a strong base platform and system for potential new SCS and other treatment options that can be provided via a software or firmware upgrade.

•	Experienced management and engineering team with a track record of successful performance. Our management team has a strong track record of successful performance and execution in the neuromodulation field. Collectively, our management team has over 100 years of experience in the neuromodulation and chronic pain industry. In addition, we have an experienced engineering team with significant expertise in designing and developing medical devices for the neurostimulation market. We believe physicians and customers value working with a team like ours comprised of highly skilled professionals who have in-depth knowledge of the industry, strong engineering and development capabilities and an understanding of the needs of both patients and physicians.

Our Growth Strategies

To pursue our objectives and capitalize on our competitive strengths, we intend to implement the following growth strategies:

•	Expand our sales and marketing organization to drive adoption of Algovita. We will continue to build our worldwide sales organization consisting of direct sales representatives and independent sales agents in the United States and a network of distributors and independent sales agents outside of the United States. Our direct sales representatives and independent sales agents in the United States will target physician specialists involved with SCS treatment decisions located at strategic hospitals and outpatient surgery centers across the United States. Our marketing team will offer education programs designed to create awareness and demand among other stakeholders involved in SCS treatment decisions, including third-party payors, hospital administrators and patients and their families. Internationally, we will continue to expand our network of distributors and independent sales agents in target markets that we believe support SCS therapy and have strong reimbursement coverage.

•	Demonstrate the value of Algovita’s capabilities among surgeons, referring physicians and patients. Algovita was specifically designed to address the limitations of currently available SCS technologies, which we believe has slowed adoption of SCS therapies. We will dedicate significant resources to demonstrate the value of Algovita’s broad capabilities, focusing on its ability to provide flexible treatment options for chronic pain patients. We will leverage our growing sales force to promote awareness of Algovita by training and educating physicians, exhibiting at tradeshows and conducting focused advertising.

•	Invest in clinical and product development to drive product innovation. We intend to invest in clinical and product development in order to expand the capabilities of our neurostimulation technology platform. We expect this investment will result in further product innovations and expanded labeling and new indications for Algovita. These innovations are expected to include next generation IPG capabilities, additional lead offerings, MRI compatibility and advancements in algorithmic programming. We also expect this investment to expand our product opportunities for our neurostimulation technology platform into other established neurostimulation markets, such as SNS, DBS, and other emerging therapies.

•	Pursue strategic partnerships. We intend to pursue strategic partnerships to accelerate our expansion into other established neurostimulation markets. These strategic partnerships may partially or fully fund clinical and development costs for new products, expand our product distribution channels, improve our access to physicians and opinion leaders, supplement our product commercialization efforts, provide a partner that will perform or assist in performing clinical studies for new products, help us to add specialized clinical or regulatory expertise or provide access to or enable us to acquire complementary intellectual property. We believe our development agreement with Aleva is an example of this type of strategic partnership.

•	Leverage infrastructure and achieve operating efficiencies. We intend to leverage our existing infrastructure to achieve operating efficiencies as we grow sales volume. In addition, we will enter into a long-term supply agreement with Greatbatch to benefit from its world class manufacturing capabilities. We will work with Greatbatch to decrease our manufacturing costs and increase product quality.

Our Neurostimulation Technology Platform

Our neurostimulation technology platform was developed to provide the most innovative capabilities currently available on the market and to provide physicians and patients with improved solutions and tailored treatment options. Our platform is fundamental to the design of Algovita and provides the foundation for the development of future products. The key elements of our platform include:

•	Innovative core technology. Our neurostimulation technology platform consists of core technology developed using our advanced engineering and design capabilities in IPGs, independent current sources, algorithmic programming, chipsets and leads. We will own the patents and patent applications that embody the intellectual property underlying our neurostimulation technology platform.

•	Durable and flexible leads. Our leads feature coil-in-coil technology designed to improve lead durability and flexibility, thereby reducing migration, breakage and kinking. In addition, the coil-in-coil design enhances steerability as compared to the straight wire lead designs used by many existing neurostimulation systems.

•	Advanced programmability. The algorithmic driven technologies in our platform are designed to allow physicians to program Algovita and other products incorporating our platform for rapid and sequential delivery of multiple stimulation programs. These products are capable of capturing feedback from patients, and thereby providing physicians and patients with the flexibility to select from a number of different stimulation programs and optimize treatment.

•	Multiple independent current sources. Our neurostimulation technology platform is capable of delivering multiple independent current sources that optimize current delivery and improve field control allowing for finer resolution and precision of therapy.

•	Unique safety features. Our neurostimulation technology platform was designed with unique safety features. The IPG has a deep discharge recovery battery, bi-directional recharge and impedance checks to improve patient safety. The patient remote control indicates the battery status of the IPG, is paired to a single IPG, has quick “stim-off” functionality that permits immediate cessation of treatment and incorporates a patient feedback tool to encourage greater patient input thus improving safety.

•	Future offering capabilities. Our neurostimulation technology platform incorporates a proprietary chipset and hardware that is capable of being configured for use in next generation treatment offerings for Algovita and in other future neurostimulation systems. It is capable of delivering significantly higher frequencies than most other SCS systems presently available on the market, as well as pulse train stimulation and customized waveforms.

The Spin-Off

We are an indirect, wholly-owned subsidiary of Greatbatch. On July 30, 2015, Greatbatch announced that it intended to spin-off Nuvectra and its neuromodulation medical device business from the remainder of its businesses through a tax-free distribution of all of the issued and outstanding shares of common stock of Nuvectra to the stockholders of Greatbatch on a pro rata basis. The entity being spun-off is composed of Nuvectra and its subsidiaries Algostim and PelviStim, and Greatbatch’s NeuroNexus subsidiary, the shares of which are being transferred to us by Greatbatch in connection with the spin-off. On                     , 2016, Greatbatch’s board of directors approved the distribution of all of the issued and outstanding shares of Nuvectra common stock in the spin-off on the basis of              share of Nuvectra

common stock for every                  shares of Greatbatch common stock held as of the close of business on                     , 2016, the record date for the spin-off.

Conversion of Nuvectra into a Corporation

Nuvectra was initially formed as a limited liability company in Delaware on November 14, 2008, under the name SDI Group, LLC, which was subsequently changed to QiG Group, LLC. Immediately prior to completion of the spin-off, QiG Group will convert into Nuvectra, a Delaware corporation.

Our Post Spin-Off Relationship with Greatbatch

In connection with the spin-off, we will enter into several agreements with Greatbatch to effect the spin-off and provide a framework for our relationship going forward after the spin-off. We and Greatbatch are entering into a separation and distribution agreement, a tax matters agreement, a transition services agreement and an employee matters agreement, which will provide for the allocation between us and Greatbatch of assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to our business for the period prior to, at and after the spin-off. We will also enter into a supply agreement with Greatbatch in connection with the spin-off under which we will agree to purchase, exclusively from Greatbatch, fully assembled Algovita systems and most products, parts and components necessary for the production of Algovita. We will also enter into a product component framework agreement providing Greatbatch with the exclusive right to supply us with products, parts and components necessary for production of future SNS or DBS neurostimulation devices that we may seek to commercialize. Additionally, we will enter into two license agreements with Greatbatch in connection with the spin-off pursuant to which we will license to Greatbatch rights in, subject to specified restrictions, certain intellectual property underlying our neurostimulation technology platform. In addition, immediately prior to the completion of the spin-off, Greatbatch will make a cash capital contribution of $75.0 million to us. This cash capital contribution, together with our cash on hand and borrowings under a proposed new $45 million credit facility, or the New Credit Facility, the availability of which will be subject to compliance with specified conditions and covenants, is in an amount that we estimate will, based on our current plans and expectations, meet our cash needs for approximately two years after the completion of the spin-off. After such time, we expect that we will be able to access the equity or debt capital markets for additional funding.

For additional information regarding our separation and distribution agreement with Greatbatch and the other transaction agreements, see “Our Relationship with Greatbatch After the Spin-Off.”

Reasons for the Spin-Off

Greatbatch’s board of directors believes that spinning-off Nuvectra is in the best interest of Greatbatch and its stockholders for a number of reasons, including:

•	Distinct investment identity. The spin-off will allow investors to separately value Greatbatch and Nuvectra based on their respective unique investment identities, including the merits, performance, risks and future prospects of Greatbatch’s and our respective businesses.

•	Enhanced strategic and management focus. The spin-off will allow Nuvectra and Greatbatch each to focus their respective attention and financial resources on their distinct operating priorities and strategies and on the different growth opportunities available to each company without diverting human and financial resources to the other’s business.

•	Improved employee incentives. We believe we will be able to better attract, develop and retain key employees through the use of equity-based and performance-based incentive plans and other benefit plans that more directly link employee compensation with the specific business objectives, financial goals and performance metrics of our business.

•	Direct access to capital and tailored capital structure. We will have direct access to our cash on-hand or the capital markets to issue equity or debt securities, which we expect will increase our flexibility to invest in innovation, product development and marketing, pursue strategic partnerships and establish a capital structure tailored to our business.

Greatbatch’s board of directors considered a number of potentially negative factors in evaluating the spin-off, including that:

•	Loss of synergies and increased costs. Currently, we take advantage of general and administrative functions performed by Greatbatch. After the spin-off and the termination of our transition services agreement with Greatbatch, Greatbatch will no longer perform these functions for us, and, because of our smaller scale as a standalone company, our cost of performing these functions may be higher than the amounts reflected in our combined financial statements.

•	Increased significance of some costs and liabilities. Some costs and liabilities that were less significant to Greatbatch as a whole will be more significant for us as a standalone company due to our being smaller than Greatbatch.

•	One-time costs of the spin-off. We expect to incur costs in connection with the transition to being an independent publicly-traded company that may include professional services costs, recruiting and relocation costs associated with hiring key senior management and costs to separate information systems, among others.

•	Inability to realize anticipated benefits of the spin-off. We may not achieve the anticipated benefits of the spin-off for a variety of reasons, including, among others, that we may be more susceptible to industry downturns or market fluctuations as our business will be significantly less diversified than Greatbatch’s business.

•	Limitations placed upon Nuvectra as a result of the tax matters agreement. Under the terms of our tax matters agreement with Greatbatch, we will be restricted from taking certain actions that could cause the spin-off to fail to qualify as a tax-free transaction under applicable law for a period of two years following the completion of the spin-off. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Tax Matters Agreement” for additional information regarding our tax matters agreement with Greatbatch.

The Greatbatch board of directors, however, concluded that the potential benefits of the spin-off outweighed these negative factors. For more information, see the section entitled “The Spin-Off – Reasons for the Spin-Off” included elsewhere in this information statement.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of Greatbatch who will receive shares of Nuvectra common stock in the spin-off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Nuvectra’s or Greatbatch’s shares of common stock or other securities. The information contained in this information statement is believed by Nuvectra to be accurate as of the date on the cover. Changes may occur after that date, and neither we nor Greatbatch will update the information except in the normal course of our and Greatbatch’s respective disclosure practices or to the extent required pursuant to federal securities laws.

Corporate Information

After the spin-off, our principal executive offices will be located at 5830 Granite Parkway, Suite 1100, Plano, Texas 75024 and our telephone number will be (214) 618-4823. Our website address is www.nuvectramed.com. Information contained on, or connected to, our website or Greatbatch’s website is not part of this information statement.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not emerging growth companies. These include, but are not limited to, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, (ii) an exception from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We would cease to be an emerging growth company upon the earliest of (1) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act; (2) the last day of the first fiscal year in which our total annual gross revenue exceeds $1.0 billion; (3) the date on which we become a “large accelerated filer,” as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter; and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

What is the spin-off?	The spin-off involves the separation of our business from Greatbatch and Greatbatch’s pro rata distribution to its stockholders of all of the outstanding shares of our common stock. Following the spin-off, we will be an independent, publicly-traded company, and Greatbatch will not retain any ownership interest in Nuvectra. You do not have to pay any consideration, give up any of your shares of Greatbatch common stock or take any other action to receive shares of our common stock in the spin-off.

What is Nuvectra and why is Greatbatch spinning-off its neuromodulation medical device business?	Nuvectra is an indirect, wholly-owned subsidiary of Greatbatch that was organized to develop and operate Greatbatch’s neuromodulation medical device business.

The spin-off of Nuvectra from Greatbatch is intended to provide you with equity ownership in two independent publicly-traded companies – Greatbatch and Nuvectra – that will each be able to focus on their own distinct business, operating needs, priorities and strategies. Greatbatch believes that the spin-off is a tax-efficient way to separate our neuromodulation medical device business from its other businesses in a manner that is also intended to improve long-term performance of our and Greatbatch’s respective businesses for the reasons discussed in “The Spin-Off – Reasons for the Spin-Off.”

Why am I receiving this document?	Greatbatch is delivering this information statement to you because you are a holder of shares of common stock of Greatbatch. Each holder of Greatbatch common stock as of the close of business on the record date will be entitled to receive share of common stock of Nuvectra for every shares of common stock of Greatbatch held at the close of business on the record date. This information statement will help you understand how the spin-off will affect your investment in Greatbatch and your new investment in Nuvectra after the completion of the spin-off.

How will the spin-off work?	The spin-off will be accomplished by Greatbatch by separating Nuvectra from its other businesses, and then distributing all of the outstanding shares of Nuvectra common stock to its stockholders on a pro rata basis that is intended to be tax-free for U.S. federal income tax purposes.

What will Nuvectra’s relationship be with Greatbatch after the spin-off?

We will be an independent publicly-traded company and Greatbatch will not own any Nuvectra common stock after the spin-off. We will, however, enter into a separation and distribution agreement, a tax matters agreement, a transition services agreement and an employee matters agreement with Greatbatch to effect the spin-off and provide a framework for our relationship going forward after the spin-off. We will also enter into a supply agreement with Greatbatch in connection with the spin-off under which we will agree to purchase, exclusively from Greatbatch, fully assembled Algovita systems and most of the products, parts and components necessary for the production of Algovita. We will also enter into a product component framework agreement providing Greatbatch with the exclusive right to supply us with products, parts and components necessary for production of future SNS or DBS neurostimulation devices that we may seek to commercialize. Additionally, we will enter into two license agreements with Greatbatch in connection with the spin-off pursuant to which we will license to Greatbatch rights in, subject to specified restrictions, certain intellectual property underlying our neurostimulation technology platform. For additional information, see “Our Relationship with Greatbatch After the Spin-Off.”

Following the spin-off, will Nuvectra have cash on hand to fund its operating expenses and capital expenditures?	Immediately prior to the completion of the spin-off, Greatbatch will make a cash capital contribution of $75.0 million to us. In addition, we expect to enter into the New Credit Facility, pursuant to which we will have access to borrow, subject to compliance with specified conditions and covenants, up to $40 million in term loan financing in up to three draws and $5 million under a revolving line of credit. This cash capital contribution, together with our cash on hand and borrowings under the New Credit Facility, the availability of which will be subject to compliance with specified conditions and covenants, is in an amount that we estimate will, based on our current plans and expectations, meet our cash needs for approximately two years after the completion of the spin-off. After such time, we expect that we will be able to access the equity or debt capital markets for additional funding.

When will the spin-off occur?	The completion and timing of the spin-off are dependent upon a number of conditions. We expect that Greatbatch will distribute the shares of Nuvectra common stock on , 2016 to holders of record of Greatbatch common stock as of the close of business on the record date.

What is the record date for the spin-off?	The record date for the spin-off will be , 2016.

What do I have to do to participate in the spin-off?	You are not required to take any action to receive Nuvectra common stock in the spin-off, but you are encouraged to read this entire information statement carefully. No vote will be taken for the spin-off. You are not being asked for a proxy.

You do not need to pay any consideration, exchange or surrender your existing shares of Greatbatch common stock or take any other action to receive your shares of Nuvectra common stock. If you own Greatbatch common stock as of the close of business on the record date, a book-entry account statement reflecting your ownership of shares of Nuvectra common stock will be mailed to you, or your brokerage account will be credited with shares of Nuvectra common stock.

You should not and do not need to mail in Greatbatch common stock certificates to receive Nuvectra common stock.

How many shares of Nuvectra common stock will I receive?	Greatbatch will distribute share of Nuvectra common stock for every shares of Greatbatch common stock you own as of the close of business on the record date. For example, if you own shares of Greatbatch common stock as of the close of business on the record date, you will receive shares of Nuvectra common stock in the spin-off. Based on approximately shares of Greatbatch common stock that we expect to be outstanding on the record date, Greatbatch will distribute a total of approximately shares of Nuvectra common stock, representing 100% of the outstanding Nuvectra common stock. For more information, see “The Spin-Off.”

Will I receive physical stock certificates representing shares of Nuvectra common stock?	No. You will not receive a stock certificate for the Nuvectra common stock that you receive in connection with the spin-off. You will receive shares of Nuvectra common stock through the same or substantially similar channels that you currently use to hold or trade shares of Greatbatch common stock, whether through registration in a direct registration system or a brokerage account. Receipt of shares of Nuvectra common stock will be documented for you in substantially the same manner that you typically receive stockholder updates, such as monthly broker statements or other statements.

If you own Greatbatch common stock as of the close of business on the record date, including shares owned in certificate form, we, with the assistance of Computershare Trust Company, N.A., or Computershare, as the settlement and distribution agent, will electronically distribute shares of Nuvectra common stock to you in book-entry form by way of registration in the “direct registration system” (if you hold Greatbatch shares in your own name as a registered stockholder) or to your bank or brokerage firm on your behalf or through the systems of the Depository Trust Company, or DTC (if you hold Greatbatch shares through a bank or brokerage firm that uses DTC). Computershare will mail you a book-entry account statement that reflects your shares of Nuvectra common stock, or your bank or brokerage firm will credit your account for the Nuvectra shares.

Will Greatbatch distribute fractional shares?	No. In lieu of fractional shares of Nuvectra common stock that you would have been entitled to receive, stockholders of Greatbatch will receive cash. Fractional shares you would otherwise be entitled to receive will be aggregated and sold in the public market by Computershare, as distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Nuvectra common stock after making an appropriate deduction of the amount required to be withheld for federal income tax purposes and an amount equal to the brokerage fees and commissions attributable to the sale of the fractional share. If you own less than shares of Greatbatch common stock on the record date, you will not receive any shares of Nuvectra common stock in the spin-off, but you will receive cash in lieu of fractional shares. Cash you receive in lieu of fractional shares will generally be taxable. For more information, see “The Spin-Off – Treatment of Fractional Shares.”

What are the conditions to the spin-off?	The spin-off is subject to a number of conditions, including, among others:

•	the receipt of an opinion from Greatbatch’s third party tax advisor, in form and substance acceptable to Greatbatch, substantially to the effect that the spin-off, for U.S. federal income tax purposes, should qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended, or the Code;

•	the receipt of an opinion from an independent valuation firm to the Greatbatch board of directors confirming the solvency of Nuvectra following the spin-off, which is in form and substance acceptable to Greatbatch;

•	the U.S. Securities and Exchange Commission, or the SEC, declaring effective Nuvectra’s registration statement on Form 10 of which this information statement forms a part, no stop order suspending the effectiveness of such registration statement shall be in effect and, to the knowledge of either Greatbatch or Nuvectra, no proceedings for such purpose shall be threatened by the SEC;

•	the distribution of this information statement to Greatbatch’s stockholders;

•	no preliminary or permanent injunction or other order, decree, or ruling issued by a court of competent jurisdiction or other governmental authority, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority will be in effect preventing, or materially limiting the benefits of, the spin-off, and no other event outside Greatbatch’s control will have occurred or failed to occur that prevents the completion of the spin-off;

•	the shares of Nuvectra common stock to be distributed shall have been accepted for listing on the NASDAQ Global Market, subject to official notice of distribution; and

•	no other event or development will have occurred that, in the judgment of Greatbatch’s board of directors, in its sole and absolute discretion, would result in the spin-off having a material adverse effect on Greatbatch or its stockholders.

Neither we nor Greatbatch can assure you that any or all of these conditions will be met. In addition, Greatbatch can decline at any time to go forward with the spin-off. For a complete discussion of all of the conditions to the spin-off, see “The Spin-Off – Spin-Off Conditions and Termination.”

Can Greatbatch decide to cancel the spin-off even if all of the conditions have been met?	Yes. The spin-off is subject to the satisfaction or waiver of several conditions; however, until the spin-off has occurred, Greatbatch’s board of directors has the right to cancel or terminate the spin-off, even if all of the conditions are satisfied. For more information, see “The Spin-Off – Spin-Off Conditions and Termination.”

What if I want to sell my Greatbatch common stock or my Nuvectra common stock?	You should consult with your financial advisor, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of Greatbatch stock?	Beginning on or shortly before the record date and continuing up to and through the spin-off date, it is expected that there will be two markets in Greatbatch common stock: a “regular-way” market and an “ex-distribution” market. Greatbatch common stock that trades in the “regular-way” market will trade with an entitlement to shares of Nuvectra common stock distributed pursuant to the spin-off. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Nuvectra common stock distributed pursuant to the spin-off.

If you decide to sell your Greatbatch common stock before the spin-off date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Greatbatch common stock with or without your entitlement to Nuvectra common stock to be received pursuant to the spin-off.

Will the spin-off affect the market price of my Greatbatch common stock?	Likely yes. The trading price of the Greatbatch common stock is expected to change as a result of the spin-off because it will no longer reflect the value of our neuromodulation medical device business. Moreover, the trading price of Greatbatch common stock may fluctuate significantly depending upon a number of factors, some of which may be beyond Greatbatch’s control. Greatbatch’s board of directors believes that the spin-off of Nuvectra from Greatbatch is in the best interests of Greatbatch and its stockholders. That said, we cannot provide you with any guarantees as to the price at which the Greatbatch common stock will trade following the spin-off. We also cannot assure you that following the spin-off the aggregate value of our common stock and Greatbatch common stock will exceed the pre-spin-off value of Greatbatch common stock.

Is the spin-off taxable for U.S. federal income tax purposes?	The effectiveness of the spin-off is conditioned on the receipt by Greatbatch of an opinion from its third party tax advisor to the effect that the spin-off of the Nuvectra common stock should qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code. Assuming the spin-off qualifies as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code, for U.S. federal income tax purposes, gain or loss generally should not be recognized by Greatbatch on the spin-off and, except for gain or loss realized on the receipt of cash paid in lieu of fractional shares, no gain or loss should be recognized by you, and no amount should be included in your income for U.S. federal income tax purposes, upon the receipt of shares of Nuvectra common stock in the spin-off. For more information regarding the material U.S. federal income tax consequences to Greatbatch and to you resulting from the spin-off, see “Material U.S. Federal Income Tax Consequences.”

How will the spin-off affect my tax basis in Greatbatch common stock?	For U.S. federal income tax purposes, your basis in the Greatbatch common stock will be allocated between the Greatbatch common stock and the Nuvectra common stock (including any fractional shares of Nuvectra common stock for which cash is received) received in the spin-off in proportion to the relative fair market values of each on the spin-off date. See “Material U.S. Federal Income Tax Consequences” for a more complete description of the effects of the spin-off on your tax basis.

You should consult your tax advisor about the particular consequences of the spin-off to you, including the application of the tax basis allocation rules and the application of state, local and foreign tax laws.

Are there risks associated with owning Nuvectra common stock?	Yes. Ownership of Nuvectra common stock is subject to both general and specific risks relating to our business, the industry in which we operate, our ongoing contractual relationships with Greatbatch, our status as an independent, publicly-traded company and the occurrence of the spin-off. These risks are described in the “Risk Factors” section of this information statement beginning on page 19. You are encouraged to read that section carefully.

Will I be paid any dividends on Nuvectra common stock?	We currently do not anticipate paying cash dividends on Nuvectra common stock. See “Dividend Policy” for additional information on our dividend policy after the spin-off.

Where will I be able to trade shares of Nuvectra common stock?	Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR.” We anticipate that trading in shares of Nuvectra common stock will begin on a “when-issued” basis on or around the record date and will continue up to and through the spin-off date, and that “regular-way” trading will begin on the spin-off date. If trading does begin on a “when-issued” basis, you may purchase or sell Nuvectra common stock after that time, but your transaction will not settle until after the spin-off date. We cannot predict the trading prices of Nuvectra common stock before, on or after the spin-off date.

Will the number of Greatbatch shares I own change as a result of the spin-off?	No. The number of shares of Greatbatch common stock you own will not change as a result of the spin-off.

The treatment of outstanding Greatbatch equity awards will, in certain respects, differ from the treatment of shares of Greatbatch common stock. For further information regarding the treatment of outstanding Greatbatch equity awards, see “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Employee Matters Agreement.”

What will happen to the listing of Greatbatch common stock?	Greatbatch common stock will continue to be traded on the New York Stock Exchange under the symbol “GB” following the spin-off.

Do I have any appraisal rights in connection with the spin-off?	No. Holders of shares of Greatbatch common stock are not entitled to appraisal rights in connection with the spin-off.

Who will be the settlement agent, distribution agent, transfer agent and registrar for the Nuvectra common stock?	The settlement agent, distribution agent, transfer agent and registrar for Nuvectra common stock will be Computershare. For questions relating to the transfer or mechanics of the stock distribution, you should contact:

Computershare

P.O. Box 30170

College Station, TX 77842-3170

(877) 832-7265

www.computershare.com/investor

If your shares are held by a bank, broker or other nominee, please call them directly.

Where can I find more information?	Before the spin-off date, if you have any questions relating to the spin-off, you should contact:

Greatbatch, Inc.

2595 Dallas Parkway

Suite 310

Frisco, Texas 75034

Attention: Vice President – Business Development

After the spin-off date, Nuvectra stockholders who have any questions relating to Nuvectra or the spin-off should contact us at:

Nuvectra Corporation

5830 Granite Parkway

Suite 1100

Plano, Texas 75024

Attention: Chief Financial Officer

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement contains, and other materials we will file with the SEC contain will contain, certain “forward-looking statements” regarding business strategies, market potential, future financial performance and other matters. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan” or “continue,” or the negative of those words and similar expressions, among others. These forward-looking statements address, among other things, the anticipated effects of the spin-off. The matters discussed in these forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements, including those described in the section of this information statement entitled “Risk Factors.” Whether actual future results and developments will conform to the expectations and predictions is subject to a number of risks and uncertainties, including the following factors, many of which are beyond our control:

•	the timing of the commercial launch of Algovita in the United States;

•	our ability to successfully commercialize Algovita and develop and commercialize enhancements to Algovita;

•	the outcome of our future development plans with respect to our neurostimulation technology platform, including our ability to identify additional indications or conditions for which we may develop neurostimulation medical devices or therapies and seek regulatory approval thereof;

•	our ability to identify business development and growth opportunities and to successfully execute on our business development strategy, including with our ability to seek and develop strategic partnerships with third parties to, among other things, fund clinical and development costs, in whole or in part, for new product offerings;

•	the performance by Aleva of its obligations under its development agreement with us and, to the extent that we are able to enter into other strategic partnerships with third parties, the performance by those development partners of their obligations under their agreements with us;

•	our receipt, upon the occurrence of a sale, asset sale or other liquidity event with respect to Aleva, of a payment from Aleva of a specified portion of the proceeds from such liquidity event, pursuant to Greatbatch’s assignment of such payment right to us in connection with the completion of the spin-off;

•	the scope of protection we are able to establish and maintain for our intellectual property rights covering Algovita and other products using our neurostimulation technology platform, along with any product enhancements;

•	our expectations regarding the potential market size and the size of the patient populations for our products, including Algovita and any other medical device incorporating our neurostimulation technology platform;

•	our dependence on Greatbatch to manufacture Algovita in sufficient quantities to meet demand;

•	our development, commercialization and marketing capabilities, including our ability to develop and commercialize other products that are superior to the alternatives developed by our competitors;

•	our ability to successfully build an effective commercial infrastructure and sales force in the United States;

•	the implementation of our business model and strategic plans for our business, product candidates, development partners and technology;

•	estimates of our expenses, future revenue, capital requirements, our need for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our financial performance, which may exceed or fall short of our and our investors’ expectations;

•	developments and projections relating to our competitors and our industry;

•	breaches or failures of our information technology systems;

•	loss of key employees or our inability to identify and recruit new employees;

•	the impact of our spin-off from Greatbatch and risks relating to our ability to operate effectively as an independent publicly-traded company;

•	the costs and temporary business interruption related to the spin-off;

•	our ability to finalize and enter into the New Credit Facility on the terms and conditions described in this information statement or at all;

•	our ability to satisfy the conditions and covenants, including trailing six-month revenue milestones, expected to be specified in the definitive documentation for the New Credit Facility in order to be able to draw down upon $40 million of term loan financing and $5 million of revolving line of credit financing under the New Credit Facility;

•	Greatbatch’s performance under the separation and distribution agreement with us and various other transaction agreements that will be executed as part of the spin-off;

•	our ability to transition away from the services to be provided by Greatbatch pursuant to the transition services agreement with us in a timely manner;

•	our ability to achieve the benefits from the spin-off as currently expected;

•	failure of the “regular-way,” “ex-distribution” or “when issued” markets to develop or other unexpected reactions to the spin-off in the capital markets;

•	restrictions on our taking certain strategic actions for a period of two years after the completion of the spin-off due to tax rules and covenants under the tax matters agreement with Greatbatch; and

•	other factors described in the section of this information statement entitled “Risk Factors.”

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this information statement. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, that expectation or belief is based on our current plans and expectations and is expressed in good faith and believed to have a reasonable basis, but we cannot assure you that the expectation or belief will result or be achieved or accomplished. Neither Greatbatch nor Nuvectra undertake any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we or Greatbatch are expressly required to do so pursuant to federal securities laws. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under the sections of this information statement entitled “Summary,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” each of which contain forward-looking statements.

RISK FACTORS

You should carefully consider the following risks, as well as the other information included in this information statement, in evaluating us and our common stock. The occurrence of any of the risks described below could have a material adverse effect on our business, financial condition, results of operations, our ability to raise capital and growth prospects. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations, our ability to raise capital and growth prospects.

Risks Related to our Business

We are substantially dependent on the market acceptance in the United States for Algovita and the failure of Algovita to gain market acceptance would negatively impact our business.

On November 30, 2015, Greatbatch announced receipt of premarket approval for Algovita, and we expect to launch Algovita commercially in the United States during the first half of 2016. If we are unable to achieve significant market acceptance in the United States, our results of operations will be adversely affected as the United States is expected to be the principal market for Algovita. While we currently have other complete medical devices incorporating our neurostimulation technology platform in development, if we are unsuccessful in commercializing Algovita or are unable to market Algovita as a result of a quality problem, failure to maintain regulatory approval for Algovita, unexpected or serious complications or other unforeseen negative effects related to Algovita, we would lose our expected main source of revenue, and our business will be adversely affected.

If we fail to develop and retain an effective direct sales force in the United States, our business could suffer.

In order to commercialize Algovita in the United States, we must build a substantial direct sales force. As we initiate our commercial launch of Algovita in the United States in the first half of 2016 and concurrently increase our marketing efforts, we will need to retain, grow and develop our direct sales representatives. There is significant competition for sales representatives experienced in medical device sales. Once hired, the training process is lengthy because it requires significant education for new sales representatives to achieve the level of clinical competency with Algovita expected by physicians. Upon completion of the training, sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach. If we are unable to attract, motivate, develop and retain a sufficient number of qualified sales representatives, and if our sales representatives do not achieve the productivity levels we expect them to reach, our revenue will not grow at the rate we expect and our financial performance will suffer. Also, to the extent we hire personnel from our competitors, we may have to wait until applicable non-competition provisions have expired before deploying that personnel in restricted territories or incur costs to relocate personnel outside of those territories, and we may be subject to future allegations that these new hires have been improperly solicited, or that they have divulged to us proprietary or other confidential information of their former employers. Any of these risks may adversely affect our business.

We must demonstrate to physicians the merits of Algovita compared to products marketed by our competitors.

Physicians play a significant role in determining the course of a patient’s treatment and, as a result, the type of product that will be used to treat a patient. As a result, our success depends, in large part, on effectively marketing Algovita and SCS therapy to physicians. In order for us to successfully commercialize Algovita, we must successfully demonstrate to physicians the merits of Algovita as compared to our competitors’ SCS systems. Acceptance of Algovita depends, in part, on educating physicians as to the distinctive characteristics, perceived benefits, safety, ease of use and cost-effectiveness of Algovita compared to our competitors’ SCS systems, and communicating to physicians the proper application of Algovita. If we are not successful in convincing physicians of the merits of Algovita or educating them on the use of Algovita, they may not use our products and we may be unable to increase our sales, sustain our growth or achieve profitability.

Additionally, an important part of our sales process also includes the education of physicians on the safe and effective use of Algovita. It is critical to the success of our commercialization efforts to educate physicians on the proper use of Algovita, and to provide them with adequate product support during clinical procedures. If physicians misuse or ineffectively use our products, it could result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business. Finally, in the United States, in order for physicians to use Algovita, we expect that the hospital facilities where these physicians treat patients will typically require us to enter into purchasing contracts with them. If we do not receive access to hospital facilities via these contracting processes or otherwise, or if we are unable to secure contracts or tender successful bids, our sales and operating results may be adversely affected.

Our competitors are large, well-established companies with substantially greater resources than us and many have a long history of competing in the SCS market.

Our current and potential competitors are publicly-traded, or are divisions of publicly-traded, major medical device companies that have substantially greater financial, technical, sales and marketing resources than we do. For example, our major competitors, Medtronic, Inc., Boston Scientific Corporation, St. Jude Medical, Inc. and Nevro Corp., each has an approved neuromodulation system in at least the United States, Europe, and Australia. Medtronic, Boston Scientific and St. Jude Medical have each been established for several years while Nevro is a new entrant to the SCS market and is marketing its High Frequency 10 (HF10) SCS therapy for treatment of several chronic pain conditions. Given the size of the SCS market in the United States, we expect that as we prepare to launch Algovita commercially in the United States our competitors will take aggressive action to protect their current market share and position. We expect to face significant competition in establishing our market share in the United States and may encounter currently unforeseen obstacles and competitive challenges.

In addition, we face a particular challenge in overcoming entrenched practices by some physicians who exclusively use the neurostimulation products produced by our larger, more established competitors. Physicians who have completed many successful procedures using neurostimulation products made by these competitors may be reluctant or unwilling to try a new product from a new entrant in the marketplace with which they are less familiar. If these physicians are unwilling to try or, even if they are willing to try, do not subsequently adopt Algovita, our business will be adversely affected.

Further, a number of our competitors are currently conducting, or we anticipate will be conducting, clinical trials to demonstrate the efficacy of their SCS systems, which may lead to regulatory approvals for use of their systems for additional indications or support for their marketing claims that their products are superior to Algovita. Competition may increase further as existing competitors enhance their product offerings to compete directly with Algovita or other companies enter the SCS market. If our competitors develop more effective or affordable products, or achieve earlier patent protection or product commercialization than we do, our operations will likely be negatively affected. If we are forced to reduce our prices for Algovita due to increased competition, our business could become less profitable.

We only recently began commercializing Algovita in Europe and we may never achieve market acceptance.

Algovita received CE mark approval in June 2014, enabling us to commercialize it in Europe. We currently sell Algovita in Germany, Switzerland, Austria and Luxembourg. We have limited experience engaging in commercial activities and limited established relationships with physicians and hospitals in those countries. We may be unable to gain broader market acceptance in these countries, which will adversely affect our sales and operating results.

We are dependent upon Greatbatch as a sole-source manufacturer and supplier, making us vulnerable to supply shortages, manufacturing problems and price fluctuations, which could harm our business.

In connection with the spin-off, we will enter into an exclusive supply agreement with Greatbatch under which we will agree to purchase fully assembled Algovita systems and most products, parts and components necessary for the production of Algovita. We will also enter into a product component framework agreement providing

Greatbatch with the exclusive right to supply us with products, parts and components necessary for production of future SNS or DBS neurostimulation devices that we may seek to commercialize. Subject to conditions specified in these agreements, Greatbatch will be our exclusive and sole source manufacturer and supplier for our key products, including Algovita. As a result, we will be vulnerable to supply shortages, failure to maintain adequate safety stock and manufacturing problems encountered by Greatbatch, including, for example, Greatbatch’s failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct its own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede its ability to meet our requirements. Greatbatch may also be unwilling to supply components for Algovita or our other products. In addition, we may not be able to take advantage of price fluctuations or competitive pricing that may become available from alternative supply sources. Our reliance on Greatbatch as our sole source supplier also subjects us to other risks that could harm our business, including:

•	we are not the only customer of Greatbatch, and it may therefore give other customers’ needs higher priority than ours;

•	in the event our supply agreement with Greatbatch is terminated, we may have difficulty locating and qualifying alternative suppliers on a timely basis or at all;

•	in the event our supply agreement with Greatbatch is terminated, switching suppliers may require product redesign and possibly submission to FDA, or other foreign regulatory bodies, which could significantly impede or delay our commercial activities; and

•	Greatbatch could encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

Our ability to achieve profitability will depend, in part, on our ability to reduce the per unit cost of Algovita and improve our gross margins.

Currently, the gross profit generated from the sale of Algovita is not sufficient to cover our operating expenses. To achieve profitability, we need to, among other things, reduce the per unit cost for Algovita and improve our gross margins. This cannot be achieved without increasing the volume of systems and components that we purchase from Greatbatch. Any increase in manufacturing volumes is dependent upon a corresponding increase in sales. The occurrence of any factor that negatively impacts the sales of Algovita or reduces manufacturing efficiency may prevent us from achieving our desired reduction in per unit costs and increase in gross margins, which would negatively affect our operating results and may prevent us from attaining profitability.

Our international operations subject us to certain operating risks, which could adversely impact our results of operations and financial condition.

In 2014, following our receipt of CE mark for Algovita in June 2014, we began selling Algovita in Europe through a limited number of distributors. We began our sales in Germany and, to date, have expanded our sales efforts into Luxembourg, Switzerland and Austria. Given that we do not have, or currently plan to use, any direct sales representatives in Europe, we are heavily dependent on the efforts of a limited number of distributors in Europe. The sale and shipment of Algovita and our other products across international borders exposes us and our distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	difficulties in enforcing our intellectual property rights and in defending against third-party threats and intellectual property enforcement actions against us, our distributors, or our suppliers;

•	reduced or varied protection for intellectual property rights in some countries;

•	pricing pressure that we may experience internationally;

•	a shortage of high-quality sales representatives and distributors;

•	third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	competitive disadvantage to competition with established business and customer relationships;

•	foreign currency exchange rate fluctuations;

•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	economic instability;

•	changes in duties and tariffs, license obligations and other non- tariff barriers to trade;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in maintaining consistency with our internal guidelines;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	the imposition of costly and lengthy new export licensing requirements; and

•	the imposition of new trade restrictions.

In addition, our international operations subject us to laws regarding sanctioned countries, entities and persons, customs, import-export, laws regarding transactions in foreign countries, the U.S. Foreign Corrupt Practices Act of 1977 and local anti-bribery and other laws regarding interactions with healthcare professionals. Among other things, these laws restrict, and in some cases prohibit, United States companies from directly or indirectly selling goods, technology or services to people or entities in certain countries. In addition, these laws require that we exercise care in structuring our sales and marketing practices in foreign countries. Our failure to comply with these regulations and laws could subject us to penalties, fines, denial of export privileges, seizures of shipments, product recalls, restrictions on business activities or other criminal, civil or administrative actions.

If we experience any of these risks, our sales in non-U.S. jurisdictions may be harmed and our results of operations would suffer.

Issues with product quality could have a material adverse effect upon our business, subject us to regulatory actions, including product recalls, product liability litigation, and cause a loss of customer confidence in us or our products.

Our success depends upon the quality of our products. Quality management plays an essential role in meeting customer requirements, preventing defects and assuring the safety and efficacy of our products. Quality and safety issues may occur with respect to Algovita or any of our other products at any stage. A quality or safety issue, including a product recall, may result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, costly product liability and other litigation, refusal of a government to grant approvals and licenses, restrictions on operations or withdrawal of existing approvals and licenses. An inability to address a quality or safety issue, including a product recall, in an effective and timely manner may also cause negative publicity, a diversion of management attention, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products.

We may not be able to establish or strengthen our brand.

We believe that establishing and strengthening our brand is critical to achieving widespread acceptance for Algovita and our other products, particularly because of the highly competitive nature of the markets in which we operate. Promoting and positioning our brand will depend largely on the success of our marketing efforts and the perception by physicians and our other customers of the quality and efficacy of Algovita and our other products.

Given the established nature of our competitors, and our lack of commercialization experience in the United States, it is likely that our future marketing efforts will require us to incur significant expenses. These brand promotion activities may not yield increased sales and, even if they do yield increased sales, any sales increases may not offset the expenses we incurred to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, Algovita and our other products may not be accepted by physicians and our others customers, which would adversely affect our business, results of operations and financial condition.

Our business could suffer if we lose the services of key members of our senior management or fail to hire necessary personnel and sales representatives.

We are dependent upon the continued services of key members of our senior management. The loss of these individuals could disrupt our operations or our strategic plans. In addition, our future success will depend on, among other things, our ability to continue to hire or contract with, and retain, the necessary qualified scientific, technical and managerial personnel and sales representatives, for whom we compete with numerous other companies, academic institutions and organizations. The loss of members of our management team or our inability to attract or retain other qualified personnel could have a material adverse effect on our business, results of operations and financial condition.

If third-party payors do not provide adequate coverage and reimbursement for the use of Algovita and other neurostimulation devices we market for sale, we may be required to decrease our selling prices, which could have a negative effect on our financial performance.

Our success in marketing Algovita and any other neurostimulation devices we develop depends and will depend in large part on whether United States and international government health administrative authorities, including Medicare and Medicaid in the United States, private health insurers and other organizations adequately cover and reimburse customers for the cost of Algovita and those other devices. Third-party payors continually review their coverage and reimbursement policies and could, without notice, eliminate or reduce coverage or reimbursement for SCS, SNS or DBS therapy and/or Algovita and any other devices we develop.

Further, the trends toward managed care, healthcare cost containment and other changes in government and private sector initiatives are placing increased emphasis on the delivery of more cost-effective medical therapies. As the healthcare industry consolidates, competition to provide products and services to industry participants will continue to intensify, which will result in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, integrated delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions. Access to adequate coverage and reimbursement for SCS, SNS or DBS therapy and, in particular, for Algovita by third-party payors is essential to the acceptance of Algovita.

In addition, reimbursement systems in international markets vary significantly by country and, in some cases, by region within some countries, and reimbursement approvals are often required be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. If sufficient coverage and reimbursement is not available for Algovita and other SCS devices in our international markets, the demand for our products and our revenues will be adversely affected.

If we fail to properly manage our anticipated growth, our business could suffer.

We have a relatively short operating history. We intend to continue to grow and may experience periods of rapid growth and expansion, which could place a significant additional strain on our limited personnel, information technology systems and other resources. In particular, the hiring of our direct sales representatives in the United States requires significant management, financial and other supporting resources. In order to manage our operations and growth, we will need to continue to improve our operational and management controls, reporting systems and control procedures, which we may be unable to do in a cost efficient manner or at all. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer.

If we are unable to successfully introduce new products or fail to keep pace with advances in technology, our business, financial condition and results of operations could be adversely affected.

Although we continue to develop or seek to develop additional products using our neurostimulation technology platform for commercial introduction, we may be substantially dependent on sales from Algovita for many years. Over the longer term, we will need to successfully introduce new products or advancements to Algovita in order to achieve our strategic business objectives. Product development requires substantial investment and there is inherent risk in the research and development process. A successful product development process depends on many factors, including our ability to properly anticipate and satisfy customer needs, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economical and timely manner and differentiate our products from those of its competitors. If we cannot successfully introduce new products or adapt to changing technologies, our products may become obsolete and our revenue and profitability could suffer.

If clinical studies for future indications do not produce results necessary to support regulatory clearance or approval in the United States or elsewhere, we will be unable to commercialize our products for these indications.

We will likely need to conduct additional clinical studies and post marketing studies in the future to support approval for new indications and product claims. Clinical testing takes many years, is expensive and carries uncertain outcomes. The initiation and completion of any of these studies may be prevented, delayed, or halted for numerous reasons, including, but not limited to, the following:

•	the FDA, institutional review boards or other regulatory authorities do not approve a clinical study protocol, force us to modify a previously approved protocol, or place a clinical study on hold;

•	patients do not enroll in, or enroll at a lower rate than we expect, or do not complete a clinical study;

•	patients or investigators do not comply with study protocols;

•	patients do not return for post-treatment follow-up at the expected rate;

•	patients experience serious or unexpected adverse side effects for a variety of reasons that may or may not be related to our products such as the advanced stage of co-morbidities that may exist at the time of treatment, causing a clinical study to be put on hold;

•	sites participating in an ongoing clinical study withdraw, requiring us to engage new sites;

•	difficulties or delays associated with establishing additional clinical sites;

•	third-party clinical investigators decline to participate in our clinical studies, do not perform the clinical studies on the anticipated schedule, or perform in a manner inconsistent with the investigator agreement, clinical study protocol, good clinical practices or other regulations governing clinical trials;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical studies or manufacturing facilities require us to undertake corrective action or suspend or terminate our clinical studies;

•	changes in federal, state, or foreign governmental statutes, regulations or policies;

•	interim results are inconclusive or unfavorable as to immediate and long-term safety or efficacy;

•	the study design is inadequate to demonstrate safety and efficacy; or

•	the statistical endpoints are not met.

Clinical failure can occur at any stage of the testing. Our clinical studies or post marketing studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical or non-clinical studies in addition to those we have planned. Our failure to adequately demonstrate the safety and effectiveness of any of our devices would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that device or indication for use.

We could also encounter delays if the FDA concludes that our financial relationships with investigators results in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial itself. Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash compensation and/or stock options in connection with such services. If these relationships and any related compensation to or ownership interest by the clinical investigator carrying out the study result in perceived or actual conflicts of interest, or if the FDA concludes that the financial relationship may have affected interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of our premarket approval application by the FDA. Any such delay or rejection could prevent us from commercializing any of our products currently in development.

Our future success is highly dependent upon our use of our intellectual property rights, including trade secrets, which rights could be adversely impacted by many factors, each of which could have a material adverse effect on our effect on our business, financial condition, results of operations and growth prospects.

As a neuromodulation medical device company initially focused on the development and commercialization of our neurostimulation technology platform, we expect to be highly dependent upon our use of our intellectual property rights. These intellectual property rights could be adversely impacted by many factors, including:

•	We may in the future become involved in lawsuits to defend ourselves against intellectual property disputes, which could be expensive and time consuming, and ultimately unsuccessful, and could result in the diversion of significant resources, and hinder our ability to commercialize our existing or future products;

•	Our patents and other intellectual property rights infringing or violating the proprietary rights of others (particularly given that our competitors have made substantial investments in patent portfolios and competing technologies and may have applied for or may in the future apply for and obtain, patents that may interfere with our ability to sell our products) as if a third party brings a claim against us, our customers, our suppliers or our distributors, whether merited or not, it could be costly to defend, require us to pay damages on behalf of our customers, suppliers, or distributors, interfere with our ability to make, use, sell, and/or export our products or require us to obtain a license (which we may not be able to obtain on commercially reasonable terms or at all);

•	Our intellectual property rights may not provide sufficient commercial protection for Algovita and any future complete medical device that incorporates our neurostimulation technology platform, and potentially enable third parties to use our technology or very similar technology and reduce our ability to compete in the market;

•	Third parties may seek to challenge our patents, and, as a result, these patents could be narrowed, invalidated or rendered unenforceable;

•	Our current and future patent applications may not result in the issuance of patents in the United States or foreign countries;

•	Recent patent reform legislation, including the Leahy-Smith America Invents Act, or any future patent reform legislation may affect the way patent applications are prosecuted, redefine prior art, affect patent litigation or switch the United States patent system from a “first-to-invent” system to a “first-to-file” system, any or all of which could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents;

•	If we may fail to maintain the patents and patent applications covering Algovita and our neurostimulation technology platform, whether through unintentional lapse or otherwise, which, if uncurable or left uncured, could allow a competitor to market products that are the same or similar to our own;

•	We may become involved in interference or derivation proceedings or re-examination or opposition proceedings provoked by third parties or brought by the United States Patent and Trademark Office or any foreign patent authority to determine the priority of inventions or other matters of inventorship with respect to our patents or patent applications, which if the outcome were unfavorable could require us to cease using the related technology or to attempt to license rights to it from the prevailing party;

•	We rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position, which we endeavor to protect through non-disclosure and confidentiality agreements with parties who have access to these items. However, despite our best efforts and contractual limitations, our trade secrets and other unpatented or unregistered proprietary information may get disclosed and thereafter are likely to lose trade secret protection; and

•	We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

If any of the foregoing occurs, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to certain risks related to our license agreements with Greatbatch, including the potential for Greatbatch to develop competing or similar products.

Under our license agreements with Greatbatch, we have licensed to Greatbatch the right to use certain of the intellectual property underlying our neurostimulation technology platform for applications within the neurostimulation fields of use in the unrestricted license agreement and certain other intellectual property underlying our neurostimulation technology platform for applications outside of the neurostimulation fields of use in the restricted license agreement. In addition, NeuroNexus has licensed to Greatbatch the right to use its intellectual property outside of the neurostimulation fields of use. Greatbatch, through the use of this licensed intellectual property or through the use of other intellectual property that it separately owns or has developed, may seek to develop products, components or improvements to such items that compete against or are similar to our own products and components. In addition, if Greatbatch tries to develop a product that incorporates licensed intellectual property for applications within a prohibited field of use, we may seek to enforce the terms of the license agreements to prohibit such development, which could subject us to costly litigation or may be a distraction to management. In addition, pursuant to the terms of these license agreements, we will be required to indemnify Greatbatch against certain third party infringement claims, which could result in our incurrence of significant expenses to defend any such matters or require us to make significant indemnification payments to Greatbatch.

Our use of “open source” software in our products could subject us to possible litigation.

We use and expect to continue to use some open source software in our products. We may face claims from others claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of the open source software, derivative works or our proprietary source code that was developed using such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have an adverse effect on our business and operating results. Further, if the license terms for the open source code change, we may be forced to re-engineer our products, resulting in additional costs.

We may not be able to adequately protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our products in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories in which we have patent protection that may not be sufficient to terminate infringing activities.

We do not have patent rights in certain foreign countries in which a market may exist. Moreover, in foreign jurisdictions where we do have patent rights, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing. Additionally, such proceedings could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to our products, and our competitive position in the international market would be harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential partners or customers in our markets of interest. In addition, third parties have registered trademarks similar to our trademarks in foreign jurisdictions, and may in the future file for registration of such trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we were not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In any case, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We have a history of significant net operating losses. If we do not achieve and sustain profitability, our financial condition could suffer.

We have experienced significant net operating losses, and we expect to continue to incur net operating losses for the foreseeable future. We expect to continue to incur net operating losses as we continue to build our direct sales force in the United States and initiate the commercial launch of Algovita in the United States in 2016.

We intend to continue to increase our operating expenses substantially as we add sales representatives and independent sales agents in the United States and a network of distributors and independent sales agents outside of the United States to increase our geographic sales coverage and penetration, invest in research and development programs to accelerate new product launches, expand our marketing and training programs, conduct clinical studies, and increase our general and administrative functions as a result of operating as an independent publicly-traded company. We may not ever generate sufficient sales from our operations to achieve profitability, and even if we do achieve profitability, we may not be able to remain profitable for any substantial period of time. If our revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve profitability and our financial condition will suffer.

We will be required to obtain additional funds in the future, and these funds may not be available on acceptable terms or at all.

Our operations have consumed substantial amounts of cash since inception, and we anticipate our expenses will increase as we build a direct sales force in the United States, investigate the use of our neurostimulation technology platform for the treatment of other conditions, continue to grow our business, and transition to operating as an independent publicly-traded company. We believe that our growth will depend, in part, on our ability to commercialize Algovita. Our existing resources, inclusive of the cash capital contribution of $75.0 million to be made by Greatbatch immediately prior to the completion of the spin-off and borrowings under the New Credit Facility, the availability of which will be subject to compliance with specified conditions and covenants, may not allow us to conduct all of the activities that we believe would be beneficial for our future growth. As a result, we may need to seek additional funds in the future. If we are unable to enter into the New Credit Facility or to raise additional funds on favorable terms, or at all, we may not be able to support our commercialization efforts for Algovita or increase our research and development activities, and the growth of our business may be negatively impacted.

Our cash requirements in the future may be significantly different from our current estimates and depend on many factors, including:

•	the outcome, timing of, and costs involved in, seeking and obtaining supplementary or additional approvals from the FDA and other regulatory authorities;

•	the scope and timing of our investment in our United States commercial infrastructure and direct sales force;

•	the research and development activities we intend to undertake in order to expand the indications and product enhancements that we intend to pursue;

•	the costs of commercialization activities including product sales, marketing, manufacturing and distribution;

•	the degree and rate of market acceptance of Algovita;

•	changes or fluctuations in our inventory supply needs and forecasts of our supply needs;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to implement additional infrastructure and internal systems;

•	our ability to satisfy the conditions and covenants, including trailing six-month revenue milestones, expected to be specified in the definitive documentation for the New Credit Facility in order to be able to draw down upon our $40 million of term loan financing and $5 million of revolving line of credit financing under the New Credit Facility;

•	our ability to hire additional personnel to support our operations as an independent publicly-traded company; and

•	the emergence of competing technologies or other adverse market developments.

To finance these activities, we may seek additional funds through borrowings or rounds of financing, including private or public equity or debt offerings, and strategic partnerships. We may be unable to raise necessary funds on favorable terms, or at all.

If we borrow funds or issue debt securities, these securities will have payment rights superior to holders of our common stock and may contain covenants that will restrict our operations. We may have to obtain funds through arrangements with strategic partners that may require us to relinquish rights to our technologies, product candidates, or products that we otherwise may not wish to relinquish.

Failure to enter into the New Credit Facility on the terms and conditions described in this information statement or at all could harm our financial condition.

We cannot be certain that the terms and conditions of the New Credit Facility described in this information statement will be the final terms and conditions for the New Credit Facility or that we will be able to enter into the New Credit Facility at all. The closing of the New Credit Facility is subject to the lenders’ completion of their due diligence investigations, finalization and execution of definitive documentation for the New Credit Facility and the satisfaction of other conditions. In addition, the closing of the New Credit Facility is conditioned upon the completion of the spin-off; however, the spin-off is not conditioned on the availability of the New Credit Facility. If we fail to enter into the New Credit Facility or to obtain other borrowings or rounds of financings, our ability to operate our business successfully after the completion of the spin-off, including our ability to implement our business plan and execute on our commercialization efforts for Algovita, as well as our financial condition and our liquidity may be materially and adversely affected.

We expect that the New Credit Facility, if entered into, will contain restrictions that will limit our flexibility in operating our business.

In connection with the completion of the spin-off, we expect to enter into the New Credit Facility, pursuant to which we will, subject to compliance with specified conditions and covenants, have access to borrow up to $40 million as term loan financing in up to three draws and $5 million as revolving line of credit financing. Pursuant to the terms of the New Credit Facility, the second tranche of the term loan, in the amount of $12.5 million, will be available for draw within sixty days of achieving trailing six-month revenues of greater than $13.5 million at any point between December 31, 2016 and June 30, 2017 and the third tranche of the term loan, in the amount of $12.5 million, will be available for draw within sixty days of achieving trailing six-month revenues of greater than $20.0 million at any point between June 30, 2017 and December 31, 2017. If we fail to meet these trailing six-month revenue milestones, we expect that we will be unable to draw down upon the second and third tranches of the term loan.

We expect that the definitive documentation for the New Credit Facility will, if entered into, also contain various affirmative and negative covenants that will, subject to negotiated carve-outs and exceptions, limit our ability to engage in specified transactions and may limit our ability to, among other things:

•	sell, lease, transfer, exclusively license or dispose of our assets;

•	create, incur, assume or permit to exist specified amounts of additional indebtedness or liens;

•	make restricted payments, including paying dividends on, repurchasing or making distributions with respect to our capital stock;

•	make specified investments (including loans and advances);

•	merge, consolidate or liquidate;

•	enter into certain transactions with our affiliates; and

•	enter into joint ventures or other strategic partnerships.

We also expect that the New Credit Facility will contain an affirmative covenant regarding minimum revenue requirements. In the event that we breach one or more of these covenants, it is expected that the lenders will have the right to declare an event of default and require that we immediately repay all amounts outstanding under the New Credit Facility and foreclose on the collateral granted to secure such indebtedness under the New Credit Facility, which we expect will be substantially all of our assets, except for our intellectual property, which is expected to be subject to a negative pledge covenant.

We will need to maintain sufficient levels of inventory, which could consume a significant amount of our resources, reduce our cash flows and lead to inventory impairment charges.

As a result of the need to maintain substantial levels of inventory, we are subject to the risk of inventory obsolescence and expiration, which may lead to inventory impairment charges. In order to market and sell Algovita effectively, we often must maintain high levels of inventory. In particular, as we prepare for our commercial launch of Algovita in the United States, we intend to substantially increase our levels of inventory and our safety stock in order to meet our estimated demand and, as a result, incur significant expenditures associated with such increases in our inventory and safety stock. The manufacturing process requires lengthy lead times, during which components of Algovita may become obsolete, and we may over- or under-estimate the amount needed of a given component, in which case we may expend extra resources or be constrained in the number of Algovita systems that we can produce. As compared to direct manufacturers, our dependence on Greatbatch as our sole manufacturer exposes us to greater lead times increasing our risk of inventory obsolesce comparatively. Furthermore, Algovita has a limited shelf life due to sterilization requirements, and part or all of a given product or component may expire and its value would become impaired and we would be required to record an impairment charge. If our estimates of required inventory are too high, we may be exposed to further inventory obsolesce risk. In the event that a substantial portion of our inventory becomes obsolete or expires, or in the event we experience a supply chain imbalance as described above, it could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.

If we increase our sales outside the Unites States, we may be subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

If we increase our sales outside the Unites States, we may be subject to changes in the exchange rates between such foreign currencies and the U.S. dollar, which could materially impact our reported results of operations and distort period to period comparisons. Fluctuations in foreign currency exchange rates also impact the reporting of our receivables and payables in non-U.S. currencies. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be adversely affected.

In the future, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations.

We are subject to extensive governmental regulation, and our failure to comply with applicable requirements could cause our business to suffer.

The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies and authorities. The FDA and corresponding state and foreign regulatory agencies and authorities regulate and oversee virtually all aspects of a medical device’s development, testing, manufacturing, labeling, promotion, distribution and marketing, as well as modifications to existing products and the marketing of existing products for new indications.

Generally, unless an exemption applies, a medical device and modifications to a device or its indications must receive either premarket approval or premarket clearance from the FDA before it can be marketed in the United States. The approval process may involve lengthy and detailed laboratory and clinical testing procedures, sampling activities, extensive agency review processes, and other costly and time-consuming procedures. It may take several years to satisfy these requirements, depending on the complexity and novelty of the product or modification. We may not be successful in the future in receiving approvals and clearances in a timely manner or at all. Any delay in obtaining, or any failure to obtain, such approvals could negatively impact our marketing of any future products and reduce our product revenues.

The laws and regulations to which we are subject are complex and have tended to become more stringent over time. Legislative or regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. See “Business – Regulation of our Business” for additional information regarding the regulatory schemes applicable to us and our business.

Our failure to comply with U.S. federal and state regulations or other foreign regulations applicable in the countries where we operate could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance or approvals, product recalls, termination of distribution, product seizures or civil penalties. In the most extreme cases, criminal sanctions or closure of manufacturing facilities are possible. If any of these risks materialize, our business would be adversely affected.

Algovita and other neurostimulation devices we develop may in the future be subject to notifications, recalls, or voluntary market withdrawals that could harm our reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture that could affect patient safety. Further, under the FDA medical device reporting regulations, we are required to submit information to the FDA when we receive a report or become aware that a device has or may have caused or contributed to a death or serious injury or has or may have a malfunction that would likely cause or contribute to death or serious injury if the malfunction were to recur, which may prompt FDA action. A government-mandated recall or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other issues. Recalls, which include certain notifications and corrections as well as removals, of our products could divert managerial and financial resources and could have an adverse effect on our financial condition, harm our reputation with customers, and reduce our ability to achieve expected revenue.

In addition, the manufacturing of our products is subject to extensive post-market regulation by the FDA and foreign regulatory authorities, and any failure by us or our suppliers, including Greatbatch, to comply with regulatory requirements could result in recalls, facility closures, and other penalties. We and our suppliers are subject to the FDA’s Quality System Regulation and comparable foreign regulations that govern the methods used in, and the facilities and controls used for, the design, manufacture, quality assurance, labeling, packaging, sterilization, storage, shipping, and servicing of medical devices. These regulations are enforced through periodic inspections of manufacturing facilities. Any manufacturing issues at our or our suppliers’ facilities, including failure to comply with regulatory requirements, may result in warning or untitled letters, manufacturing restrictions, voluntary or mandatory recalls or corrections, fines, withdrawals of regulatory clearances or approvals, product seizures, injunctions, or the imposition of civil or criminal penalties, which would adversely affect our business results and prospects.

The misuse or off-label use of our products may harm our image in the marketplace, result in injuries that lead to product liability suits, which could be costly to our business, or result in costly investigations and sanctions from the FDA and other regulatory bodies if we are deemed to have engaged in off-label promotion.

Algovita has received premarket approval from the FDA and CE mark approval for use in the treatment of chronic pain of the trunk or limbs. We cannot, however, prevent a physician from using our product off-label, when in the physician’s independent professional medical judgment she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our product off-label. Furthermore, the use of our product for indications other than those approved by the applicable regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients. Physicians may also misuse our product or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability litigation. If our products are misused or used with improper technique, we may become subject to costly litigation, including product liability litigation, by our customers or their patients. In addition, if the FDA or other regulatory bodies determines that our promotional materials or training constitute promotion of an off-label use, it or they, as applicable, could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions that may result in fines, penalties, injunctions or other restrictions. Any of these events could significantly harm our business and results of operations.

We may be subject to federal, state and foreign healthcare laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on our business.

Although we do not provide healthcare services, submit claims for third-party reimbursement, or receive payments directly from Medicare, Medicaid or other third-party payors for our products, we are subject to healthcare fraud and abuse regulation and enforcement by federal, state and foreign governments, which could significantly impact our business. In the United States, the laws that may affect our ability to operate include, but are not limited to:

•	the U.S. federal Anti-Kickback Statute;

•	the U.S. federal False Claims Act and civil money penalties, including whistleblower and qui tam actions;

•	Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology and Clinical Health Act;

•	federal regulation of payments made to physicians and other healthcare providers (known as the physician sunshine requirements), which requirements have been recently expanded under the Patient Protection and Affordable Care Act, or ACA;

•	U.S. Foreign Corrupt Practices Act of 1977 and other anti-bribery laws; and

•	state and foreign law equivalents of each of the above federal laws.

See “Business – Regulation of our Business” for a detailed description of each of these laws and their impact on our operations. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management’s attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, exclusion from governmental health care programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

Healthcare legislative reform measures may have a material adverse effect on us.

In March 2010, the ACA was signed into law, which includes, among other things, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions. Beginning on January 1, 2016, this excise tax will be suspended through December 31, 2017, but if this suspension is not continued or made permanent thereafter, the excise tax will be automatically reinstated starting on January 1, 2018 and would result in a significant increase in the tax burden on our industry. If any efforts we undertake to offset the excise tax in the future are unsuccessful, the increased tax burden could have an adverse effect on our results of operations and cash flows. Other elements of the ACA, including comparative effectiveness research, an independent payment advisory board and payment system reforms and shared savings pilots and other provisions, may significantly affect the payment for, and the availability of, healthcare services and result in fundamental changes to federal healthcare reimbursement programs, any of which may materially affect our business. The full impact of the ACA, as well as other laws and reform measures that may be proposed and adopted in the future, remains uncertain, but may continue the downward pressure on medical device pricing, especially under the Medicare program, and may also increase our regulatory burden and operating costs.

Additional state and federal healthcare reform measures may be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Risks Related to the Spin-Off

We may be unable to achieve some or all of the benefits expected to result from being an independent publicly-traded company.

We believe that, as an independent publicly-traded company, we will have the ability to focus on the commercialization of Algovita, pursue development of other medical devices incorporating our technology and seek regulatory approvals for these new devices and other treatment indications with respect to Algovita. However, we may be unable to achieve some or all of the benefits expected to result from being an independent publicly-traded company in the time expected, if at all, which could have an adverse effect on our financial condition and results of operations. For instance, it may take longer than anticipated for us to, or we may never, succeed in achieving market acceptance of Algovita in the United States or other foreign countries, and we may be unable to compete successfully against more well established companies that provide similar SCS products and therapies. Our lack of a well-established product in the market, effective commercial infrastructure and a direct sales force, coupled with increased costs resulting from operating as an independent publicly-traded company and funding ongoing product development, may materially inhibit our ability to realize the full value of our company and to achieve our short-term and long-term strategic objectives.

We may incur material costs and expenses and have to devote substantial management time as a result of our operating as an independent publicly-traded company, which could adversely affect our profitability.

As a result of our spin-off from Greatbatch, our management may need to divert attention away from operational matters to devote substantial time to compliance with the requirements of being an independent publicly-traded company. We may also incur costs and expenses greater than those we currently incur. These increased costs and expenses may arise from various factors, including financial reporting, accounting and audit services, insurance, costs associated with information technology systems, complying with federal securities laws (including compliance with the Sarbanes-Oxley Act, the Dodd Frank Wall Street Reform and Consumer Protection Act and rules and regulations implemented by the SEC and NASDAQ) and legal and human resources-related functions. Although Greatbatch will continue to provide many of these services to us under the transition services agreement, this arrangement may not capture all the benefits our business has enjoyed as a result of being integrated with Greatbatch. These services are being provided by Greatbatch for only a limited period of time, and we will be required to establish the necessary infrastructure and systems to perform these functions and services on an ongoing basis. We may also incur one-time costs in connection with the transition to being an independent publicly-traded company, including relating to compensation costs, recruiting costs associated with building out our sales organization and costs to separate information systems. In addition, upon completion of the spin-off, we expect to need to make significant investments to replicate or outsource from other providers facilities, systems, infrastructure and personnel of Greatbatch to which we will no longer have access, which may be costly to implement. These costs may be greater than anticipated and could have a material adverse effect on our financial position, results of operations and cash flows. Prior to the spin-off, we were able to utilize Greatbatch’s purchasing power in procuring goods and services and have benefitted from resulting economies of scale and vendor relationships. As an independent publicly-traded company, we may be unable to obtain goods and services at the prices and on the terms obtained prior to the completion of the spin-off.

The spin-off requires significant time and attention of our management and may distract our employees, which could have an adverse effect on us.

Execution of the spin-off requires significant time and attention from our management, which may distract management from the operation of our business. Our employees may also be distracted because of uncertainty about their future roles with Nuvectra pending the completion of the spin-off. Any such difficulties could have an adverse effect on our business, financial condition and results of operations.

Our historical financial information may not be representative of the results we would have achieved as an independent publicly-traded company during the periods presented and may not be a reliable indicator of our future results.

Our historical financial information included in this information statement reflects our business as operated as part of Greatbatch’s organization. This historical financial information is derived from Greatbatch’s consolidated financial statements and accounting records. Accordingly, our historical financial information included in this information statement may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent publicly-traded company during the periods presented or those that we may achieve in the future. The expenses reflected in our historical financial information includes an allocation of general corporate overhead expenses from Greatbatch relating to the following support functions provided for us by Greatbatch: executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement and facilities. While our management considers the expense allocation methodology and results to be reasonable for all periods presented, these allocations may not be indicative of the actual expenses that we would have incurred as an independent publicly-traded company or of the costs we will incur in the future after the completion of the spin-off. Accordingly, the historical financial information presented herein should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent publicly-traded company or to be a reliable indicator of what our financial condition or results of operations actually could be in the future.

In addition, our working capital requirements and capital for general corporate purposes, including research and development funds and capital expenditures, have historically been funded by cash from Greatbatch. Following the completion of the spin-off, we may need to obtain additional financing from lenders, through public offerings or private placements of debt or equity securities, strategic partnerships or other arrangements to fund these capital requirements. The cost of this capital may be higher than Greatbatch’s cost of capital prior to the spin-off.

The supply agreement and license agreements with Greatbatch may not reflect as favorable of terms as would have resulted from arm’s-length negotiations with unaffiliated third parties.

The supply agreement and license agreements that we will enter into with Greatbatch were prepared in connection with the spin-off and while we were still a wholly owned subsidiary of Greatbatch. Accordingly, during the period in which the terms of those agreements were prepared, we did not have an independent board of directors or a management team that was independent of Greatbatch. As a result, the terms of these agreements may not reflect as favorable of terms as would have resulted from arm’s-length negotiations with unaffiliated third parties.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers, suppliers or other companies with whom we conduct business may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them, and may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We will enter into several agreements with Greatbatch in connection with the spin-off, which may limit our ability to take actions beneficial to us for a period of time after the completion of the spin-off and may impair our future success.

The separation and distribution agreement, tax matters agreement, transition services agreement and employee matters agreement to be entered into between us and Greatbatch were negotiated while we were still a wholly-owned subsidiary of Greatbatch. As such, these agreements contains terms that may limit our ability, for a period of time after the completion of the spin-off, to take some actions that may be beneficial to us. As an example, to preserve the tax-free treatment of the spin-off, for a two-year period following the completion of the spin-off, we will be prohibited pursuant to the tax matters agreement, except in specific circumstances, from taking certain actions, including:

•	causing or permitting to occur any transaction or series of transactions, subject to certain exceptions provided under the U.S. federal income tax rules, in connection with which one or more persons would (directly or indirectly) acquire an interest in our capital stock that, when combined with any other acquisition of an interest in our capital stock that occurs after the spin-off, comprises 30% or more of the value or the total combined voting power of all interests that are treated as outstanding equity of Nuvectra for U.S. federal income tax purposes immediately after such transaction or, in the case of a series of related transactions, immediately after any transaction in such series;

•	transferring, selling or otherwise disposing of 35% or more of our gross assets if such transfer, sale or other disposition would violate the IRS’ rules and regulations;

•	liquidating our business; or

•	ceasing to maintain our active business.

Under the tax matters agreement that we intend to enter into with Greatbatch, we will be prohibited from taking or failing to take any action that prevents the spin-off from qualifying as a tax-free transaction. Further, during the two-year period following the completion of the spin-off, without obtaining the consent of Greatbatch or an unqualified opinion of a nationally recognized law or accounting firm, we may be prohibited from taking certain specified actions that could affect the tax treatment of the spin-off.

Under the separation and distribution agreement, a court could disregard the allocation of liabilities as agreed upon between us and Greatbatch, and require that we assume responsibility for obligations allocated to Greatbatch, particularly if Greatbatch were to refuse or were unable to pay or perform its allocated obligations.

Following the spin-off, we will continue to be dependent on Greatbatch for certain support services for our business pursuant to the transition services agreement.

Pursuant to the transition services agreement, Greatbatch will provide us with certain services for a limited period of time including, among others, human resources services, information technology services, legal support services, tax services, accounting services, treasury services and other support services specified in the transition services agreement. Although Greatbatch will be contractually obligated to provide us with certain support services during the term of the transition services agreement, these services may not be performed as efficiently or proficiently as they were performed prior to the spin-off or may not be performed at all by Greatbatch. When Greatbatch ceases to provide these services for us, our costs may increase as a result of having to procure these services from third parties. In addition, we may not be able to replace these services in a timely manner or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to the transition services agreement. If Greatbatch breaches its obligations to us under the transition services agreement, we may be unable to recover the full amount of damages we may incur as damages payable by Greatbatch under the transition services agreement are capped at a maximum of $750,000 in the aggregate. To the extent that we require additional services to be performed by Greatbatch that are not included in the transition services agreement, we will need to negotiate the terms for receiving such services with Greatbatch, which may result in increased costs to us.

As we build our information technology infrastructure and transition our data to our own systems, we could incur substantial additional costs and experience temporary business interruptions.

After the spin-off, we will continue to install and implement information technology infrastructure to support our critical business functions, including systems relating to accounting and reporting, customer service, inventory control and distribution. We may incur temporary interruptions in business operations if we cannot transition effectively from Greatbatch’s existing transactional and operational systems. In particular, Greatbatch’s information technology networks and systems are complex, and duplicating these networks and systems will be challenging. We may not be successful in effectively and efficiently implementing our new systems and transitioning our data, and we may incur substantially higher costs for implementation than currently anticipated. In addition, our information technology systems, some of which may be managed by third-parties, may be susceptible to damage, disruptions, or shutdowns due to computer viruses, attacks by computer hackers, power outages, hardware failures, telecommunication failures, user errors, or catastrophic events. Our failure to avoid operational interruptions as we implement the new systems or our failure to implement the new systems effectively and efficiently, could disrupt our business and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In connection with the spin-off, we will agree to indemnify Greatbatch for certain liabilities. If we are required to make payments to Greatbatch as a result of these indemnification obligations, we may need to divert cash to meet those obligations and our financial results could be negatively impacted.

Pursuant to the separation and distribution agreement between us and Greatbatch, we and Greatbatch will each agree to indemnify the other for certain liabilities, in each case in an uncapped amount. The amount of those indemnification payments to Greatbatch may be significant to us and could negatively impact our business, particularly any indemnification payment that is payable as a result of failing to preserve the tax-free treatment of the spin-off. Third parties could also seek to hold us responsible for any liabilities that Greatbatch has agreed to retain. Further, any indemnification payment from Greatbatch may not be sufficient to protect us against the full amount of a liability we are required to pay to a third party, and Greatbatch may not, in the future, be able to fully satisfy its indemnification obligations to us. Moreover, even if we are ultimately indemnified by of Greatbatch, we may be temporarily required to bear the losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent publicly-traded company.

We have historically operated as part of Greatbatch’s corporate organization, and Greatbatch has assisted us by providing various corporate functions. Following the spin-off, Greatbatch will have no obligation to provide us with any assistance other than pursuant to the terms of the transition services agreement. The services to be provided by Greatbatch do not include every corporate function that Greatbatch has historically provided for us, and Greatbatch is only obligated to provide those services for the limited time periods set forth in the transition services agreement. Accordingly, we will need to provide internally or obtain from unaffiliated third parties the services that we currently receive from Greatbatch, many of which are necessary to operate as an independent publicly-traded company. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Greatbatch. If we fail to establish or obtain the quality of services necessary to operate effectively or incur greater costs, our profitability, financial condition and results of operations may be adversely affected.

If the spin-off were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, Greatbatch and its stockholders could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify Greatbatch.

Greatbatch expects to receive an opinion from its third party tax advisor with respect to the tax-free treatment of the spin-off. Accordingly, the spin-off is conditioned upon the receipt by Greatbatch of an opinion from its third party tax advisor that the spin-off should qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code. This opinion will be based on, among other things, current law and certain assumptions and representations made by Greatbatch and us. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached in the opinion. This opinion will be expressed as of the date issued and will not cover subsequent periods. As a result, this opinion is not expected to be issued until after the date of this information statement. This opinion will not binding on the IRS or any court and will be subject to other qualifications and limitations. The IRS may not agree with the conclusions expected to be set forth in the opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position.

We generally will be responsible for any taxes imposed on Greatbatch that arise from the failure of the spin-off to receive tax-free treatment for U.S. federal income tax purposes to the extent such failure to qualify is attributable to actions, events or transactions relating to our stock, assets or business or a breach of the relevant representations or any covenants made by us in the tax matters agreement. Our indemnification obligations to Greatbatch will not be limited by any maximum amount. If we are required to indemnify Greatbatch under the circumstances set forth in the tax matters agreement, we may also be subject to substantial tax liabilities. For more information regarding the Tax Matters Agreement, see “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Tax Matters Agreement.”

We might not be able to engage in desirable strategic transactions and equity issuances following the spin-off because of restrictions relating to requirements for tax-free distributions.

Our ability to engage in significant equity issuances will be limited or restricted after the spin-off in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the spin-off. Even if the spin-off otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate-level taxable gain to Greatbatch under Section 355(e) of the Code if there is a 50% or greater change in ownership, by vote or value, of shares of our stock or Greatbatch’s common stock occurring as part of a plan or series of related transactions that includes the spin-off. Any acquisitions or issuances of our stock or Greatbatch’s common stock within two years before or after the spin-off are generally (subject to exceptions) presumed to be part of such a plan. The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. The tax liability to Greatbatch resulting from the application of Section 355(e) could be substantial. Under the tax matters agreement that we will enter into with Greatbatch, we will be prohibited from taking or failing to take any action that prevents the spin-off from being tax-free. Therefore, these restrictions may limit our ability to pursue strategic transactions, issue equity, or engage in other transactions.

The Greatbatch board of directors has reserved the right, in its sole discretion, to amend, modify, abandon or terminate the spin-off at any time prior to the spin-off date.

Until the spin-off occurs, Greatbatch’s board of directors will have the sole discretion, to amend, modify, abandon or terminate the spin-off at any time prior to the spin-off date, even if all of the conditions to the spin-off have been satisfied. This means Greatbatch may amend, modify, abandon or terminate spin-off if at any time Greatbatch’s board of directors determines, in its sole and absolute discretion, that the spin-off is not in the best interests of Greatbatch and its stockholders or that legal, market or regulatory conditions or other circumstances are such that the spin-off is no longer advisable at that time. If Greatbatch’s board of directors determines to cancel the spin-off, stockholders of Greatbatch will not receive any distribution of our shares of common stock.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws.

The spin-off is subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (i) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return; and (ii) the entity: (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer; (b) has unreasonably small capital with which to carry on its business; or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or Greatbatch or any of our respective subsidiaries) may bring an action alleging that the spin-off or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, voiding our claims against Greatbatch, requiring our stockholders to return to Greatbatch some or all of the shares of our common stock issued in the spin-off, or providing Greatbatch with a claim for money damages against us in an amount equal to the difference between the consideration received by Greatbatch and our fair market value at the time of the spin-off.

Risks Related to our Common Stock Following Completion of the Spin-Off

An active, liquid and orderly market for our common stock may not develop or be sustained, and the trading price of our common stock is likely to be volatile.

The trading price of our common stock could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this information statement and others such as:

•	results from, or any delays in, clinical trial programs relating to our product candidates, including any additional planned clinical trials for Algovita;

•	announcements of new products by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	our operating results;

•	our cash-on-hand and overall liquidity;

•	dilution of our common stock resulting from the issuance of additional shares of common stock, preferred stock or securities convertible into additional shares of common stock;

•	changes or developments in laws or regulations applicable to Algovita and our other products;

•	any adverse changes in our relationship with any manufacturers or suppliers, including our sole source supplier, Greatbatch;

•	the success of our efforts to acquire or develop additional products;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the medical device industry in general;

•	achievement of expected product sales and profitability;

•	manufacture, supply or distribution shortages;

•	FDA or foreign regulatory actions affecting us or our industry or other healthcare reform measures in the United States;

•	changes in financial estimates or recommendations by securities analysts;

•	trading volume of our common stock;

•	sales of our common stock by us, our executive officers and directors or our stockholders in the future;

•	general economic and market conditions and overall fluctuations in the United States equity markets; and

•	the loss of any of our key scientific personnel or executive officers.

In addition, the stock markets in general, and the markets for equity securities of medical device companies in particular, have experienced volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business, which could seriously harm our financial position. Any adverse determination in litigation could also subject us to significant liabilities.

An active, liquid and orderly market for our common stock may not develop.

Prior to the spin-off, there has been no public market for shares of our common stock, and, after the completion of the spin-off, an active public market for our shares may not develop or be sustained. The lack of an active market may impair our stockholders’ ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable. An inactive market for our common stock may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies or in-license new product candidates using our shares of common stock as consideration.

If securities or industry analysts issue inaccurate or unfavorable research regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We may not have any analysts that choose to cover us. If we have analysts choose to cover us and they downgrade our stock or issue inaccurate or unfavorable research regarding us, our business model or our stock performance, or if our operating results fail to meet the expectations of these analysts, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our trading volume to decline and, as a result, our stock price may become more volatile and could decline.

We will be an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

Following the spin-off, we will be an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of some of the exemptions from the reporting requirements that are afforded to emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we intend to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may become more volatile. We may take advantage of these exemptions until we are no longer an emerging growth company.

Your percentage of ownership in us may be diluted in the future.

As with any independent publicly-traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including incentive equity awards that we expect will be granted to our directors, officers and employees. In addition, upon a draw of a tranche of the term loan under the New Credit Facility, we expect to issue warrants to the lenders to purchase a number of shares of our common stock with a notional value equal to 4.5% of the funded amount of such tranche, with all warrants issued at such time of a tranche funding having an exercise price equal to the lower of the average closing price of our common stock for the ten previous days of trading or the closing price of our common stock on the day prior to such tranche funding. Each warrant is expected to be exercisable for ten years from the date of issuance. If we issue common stock, preferred stock or securities convertible into common stock, including the warrants described above, our stockholders would experience dilution and, as a result, our stock price may decline.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected.

As an independent publicly-traded company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second Annual Report on Form 10-K following our spin-off, provide a management report on internal control over financial reporting. The Sarbanes-Oxley Act also requires that our internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an emerging growth company, as defined by the JOBS Act. We do not expect to have our independent registered public accounting firm attest to our internal control over financial reporting for so long as we are an emerging growth company. We are in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which process will be time consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting are effective, or, when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are then-listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Provisions in our certificate of incorporation, by-laws and under Delaware law may discourage a takeover that stockholders may consider favorable and could lead to entrenchment of management.

We expect that following the spin-off, our certificate of incorporation and by-laws will contain provisions that could significantly reduce the value of our shares to a potential acquirer or delay or prevent changes in control or changes in our management without the consent of our Board of Directors. The provisions in our certificate of incorporation and by-laws will include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors;

•	the required approval of at least 66 2/3% of the voting power of all shares of capital stock then entitled to vote generally in the election of directors to remove a director for cause, and the prohibition on removal of directors without cause;

•	the ability of our Board of Directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our Board of Directors to alter our by-laws without obtaining stockholder approval;

•	the required approval of at least 66 2/3% of the voting power of all shares of capital stock then entitled to vote generally in the election of directors to amend, alter, change, repeal or adopt any provision of our by-laws and certain provisions of our certificate of incorporation;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by our Board of Directors, Chairman of our Board of Directors or our Chief Executive Officer, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors for cause; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, these provisions would apply even if we were to receive an offer that some stockholders may consider beneficial.

We are also subject to the anti-takeover provisions contained in Section 203 of the General Corporation Law of the State of Delaware, or the DGCL. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our certificate of incorporation, by-laws and individual indemnity agreements that we expect to enter into with our officers and directors will provide that we will be required to indemnify our directors and officers, and, to the extent authorized from time to time by our Board of Directors, our other employees and agents, to the fullest extent permitted by Delaware law, subject to specified exceptions. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

THE SPIN-OFF

Background

Greatbatch’s board of directors and management regularly review Greatbatch’s various businesses to ensure that resources are deployed and activities are pursued in the best interests of its stockholders. On July 30, 2015, Greatbatch announced that it intended to spin-off Nuvectra and its neuromodulation medical device business from the remainder of its business through a tax-free distribution of all of the issued and outstanding shares of common stock of Nuvectra to the stockholders of Greatbatch on a pro rata basis. The entity being spun-off is composed of Nuvectra and its subsidiaries Algostim and PelviStim, and Greatbatch’s NeuroNexus subsidiary, the shares of which are being transferred to us by Greatbatch in connection with the spin-off.

On                    , 2016, Greatbatch’s board of directors approved the distribution of all of the issued and outstanding shares of Nuvectra common stock in a spin-off on the basis of                     share of Nuvectra common stock for every                      shares of Greatbatch common stock held as of the close of business on                     , 2016, the record date for the spin-off. Greatbatch stockholders will receive cash in lieu of any fractional shares of Nuvectra common stock that they would have received after application of this ratio. Greatbatch’s stockholders will not be required to make any payment, surrender or exchange any shares of Greatbatch common stock or take any other action to receive their shares of Nuvectra’s common stock in the spin-off. The distribution of Nuvectra’s common stock in the spin-off as described in this information statement is subject to the satisfaction or waiver of several conditions. For a more detailed description of these conditions, see this section under “– Spin-Off Conditions and Termination.”

Reasons for the Spin-Off

Greatbatch’s board of directors has determined that spinning-off Nuvectra would be in the best interests of Greatbatch and its stockholders. Our business and the businesses of Greatbatch have distinct operating, business and financial characteristics. In making the determination to spin off our neuromodulation medical device business, Greatbatch’s board of directors noted that the spin-off would permit Greatbatch to focus on its core business of designing and manufacturing products and components for sale to medical device original equipment manufacturers and would permit us to focus our attention and financial resources on our neuromodulation medical device business, which involves the development and sale of neuromodulation medical devices to physicians, hospitals and other healthcare providers generally in competition with other medical device original equipment manufacturers. Greatbatch’s board of directors considered that the issues arising from distinct operating priorities and strategies would become particular acute upon receipt of final approval of our premarket approval application for Algovita, which is our first complete medical device that uses our neurostimulation technology platform. Prior to that date, Algovita, except for a limited release in Europe, remained in the development, testing and approval phase, and therefore the operation of these businesses within the same corporate structure was not determined to materially constrain either business. Given that premarket approval for Algovita from the FDA has been received, Greatbatch’s board of directors determined that it was an appropriate time to pursue the spin-off. A variety of other positive and negative factors were considered by Greatbatch’s board of directors in evaluating the spin-off. The Greatbatch board of directors considered the following to be the material potential benefits to the spin-off:

•	Distinct investment identity. The spin-off will allow investors to separately value Greatbatch and Nuvectra based on their respective unique investment identities, including the merits, performance, risks and future prospects of Greatbatch’s and our respective businesses. The spin-off will also provide investors with two distinct investment opportunities with different fundamentals and growth prospects, which we believe will improve investor understanding of the business and financial characteristics of Greatbatch and Nuvectra and facilitate independent valuation assessments for each company that fully recognize the value of each company.

•	Enhanced strategic and management focus. The spin-off will allow Nuvectra and Greatbatch each to focus their respective attention and financial resources on their distinct operating priorities and strategies and on the different growth opportunities available to each company without diverting human and financial resources to the other’s business or otherwise being constrained by a board of directors or management that is also responsible for overseeing and furthering the objectives of the other company and its business. The spin-off will also enhance the opportunities for success for each company by reducing internal complexity and enabling each of Nuvectra and Greatbatch to avoid management, systemic and other problems that may arise by operation of different businesses within the same corporate structure.

•	Improved employee incentives. We believe that competition for qualified employees is significant in the neuromodulation medical device industry. Following the completion of the spin-off, we believe we will be able to better attract, develop and retain key employees through the use of equity-based and performance-based incentive plans and other benefit plans that more directly link employee compensation with the specific business objectives, financial goals and performance metrics of our business.

•	Direct access to capital and tailored capital structure. As an independent publicly-held company, we will avoid conflicts in the allocation of capital between us and other Greatbatch businesses. Rather, we will have direct access to our cash on-hand or the capital markets to issue equity or debt securities, which we expect will increase our flexibility to invest in innovation, product development and marketing, pursue strategic partnerships and establish a capital structure tailored to our business.

There can be no assurance that, following the spin-off, these or any other benefits will be realized to the extent anticipated or at all.

Greatbatch’s board of directors also considered a number of potentially negative factors in evaluating the spin-off, including the following which it considered to be the material potentially negative factors:

•	Loss of synergies and increased costs. Currently as an indirect, wholly-owned subsidiary of Greatbatch, we take advantage of certain support functions performed by Greatbatch, such as accounting, tax, legal, human resources and other general and administrative functions. After the spin-off and the termination of our transition services agreement with Greatbatch, Greatbatch will no longer perform these functions for us, and, because of our smaller scale as a standalone company, our cost of performing these functions may be higher than the amounts reflected in our combined financial statements. In addition, we take advantage of Greatbatch’s size and purchasing power in procuring goods and services. After the spin-off, we may be unable to obtain these goods and services at prices or on terms as favorable as those Greatbatch obtained prior to completion of the spin-off.

•	Increased significance of some costs and liabilities. Some costs and liabilities that were less significant to Greatbatch as a whole will be more significant for us as a standalone company due to our being smaller than Greatbatch.

•	One-time costs of the spin-off. We expect to incur costs in connection with the transition to being an independent publicly-traded company that may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel new to Nuvectra and costs to separate information systems, among others.

•	Inability to realize anticipated benefits of the spin-off. We may not achieve the anticipated benefits of the spin-off for a variety of reasons, including, among others, that following the spin-off, we may be more susceptible to industry downturns and market fluctuations and other adverse events than if we were still a part of Greatbatch, in part, because our business will be significantly less diversified than Greatbatch’s business.

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Limitations placed upon Nuvectra as a result of the tax matters agreement. Under the terms of our tax matters agreement with Greatbatch, we will be restricted from taking certain actions that could cause the spin-off to fail to qualify as a tax-free transaction under applicable law for a period of two years following the completion of the spin-off. During this two-year period, these restrictions may limit our ability to pursue certain strategic transactions, to issue additional equity, to repurchase shares of our common stock or to engage in other transactions that might increase the value of our business. Generally, during the two-year period following the date of the spin-off, we will be prohibited from (i) causing or permitting to occur any transaction or series of transactions, subject to certain exceptions provided under the U.S. federal income tax rules, in connection with which one or more persons would (directly or indirectly) acquire an interest in our capital stock that, when combined with any other acquisition of an interest in our capital stock that occurs after the spin-off, comprises 30% or more of the value or the total combined voting power of all interests that are treated as outstanding equity of Nuvectra for U.S. federal income tax purposes immediately after such transaction or, in the case of a series of related transactions, immediately after any transaction in such series; (ii) transferring, selling or otherwise disposing of 35% or more of our gross assets if such transfer, sale or other disposition would violate the IRS’ rules and regulations; (iii) liquidating our business; or (iv) ceasing to maintain our active business. If we take any of these actions and these actions result in tax-related costs for Greatbatch, then we would generally be required to indemnify Greatbatch for these costs. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Tax Matters Agreement” for additional information regarding our tax matters agreement with Greatbatch.

The Greatbatch board of directors, however, concluded that the potential benefits of the spin-off outweighed these negative factors.

Conversion of Nuvectra into a Corporation

Nuvectra was initially formed as a limited liability company in Delaware on November 14, 2008, under the name SDI Group, LLC, which was subsequently changed to QiG Group, LLC. Immediately prior to completion of the spin-off, QiG Group will convert into Nuvectra, a Delaware corporation.

Manner of Effecting the Distribution

With the assistance of Computershare, as the settlement agent and distribution agent, Greatbatch will distribute the shares of Nuvectra common stock on                     , 2016, the spin-off date, to all holders of Greatbatch’s common stock as of the close of business on the record date, in each case on the basis of                     share of Nuvectra common stock for every                     shares of Greatbatch common stock, or the distribution ratio, held as of the close of business on the record date. Computershare, which currently serves as the transfer agent and registrar for Greatbatch’s common stock, will serve as the settlement agent and distribution agent in connection with the spin-off and the transfer agent and registrar for Nuvectra’s common stock following the spin-off.

If you own shares of common stock of Greatbatch as of the close of business on the record date, Greatbatch, with the assistance of Computershare, will electronically distribute whole shares of Nuvectra common stock to you in book-entry form by way of registration in the “direct registration system” (if you hold Greatbatch shares in your own name as a registered stockholder) or to your bank or brokerage firm on your behalf or through the systems of DTC (if you hold Greatbatch shares through a bank or brokerage firm that uses DTC).

Direct registration form refers to a method of recording share ownership when no physical stock certificates are issued to stockholders, as is the case in this spin-off. If you are a registered stockholder, Computershare will then mail you a direct registration account statement after the completion of the spin-off that reflects the shares of common stock of Nuvectra that you own after the spin-off.

Most Greatbatch stockholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. For stockholders holding their shares of Greatbatch common stock through a bank or brokerage firm, such bank or brokerage firm will credit such stockholder’s account for the Nuvectra common stock that such stockholder is entitled to receive in the spin-off. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm directly.

Each share of Nuvectra common stock that is distributed will be validly issued, fully paid and non-assessable and free of preemptive rights.

Treatment of Fractional Shares

Greatbatch will not distribute fractional shares of Nuvectra common stock in connection with the spin-off. You will receive a check, or a credit to your brokerage account, for the cash equivalent of any fractional shares you otherwise would have received in the spin-off. Computershare, as distribution agent, will aggregate and sell all of those fractional shares on the open market at the then-applicable market price and distribute the aggregate cash proceeds ratably (based on the fractional share such holder would otherwise be entitled to receive) to each Greatbatch stockholder who otherwise would have been entitled to receive a fractional share in the spin-off after making appropriate deductions of the amount required to be withheld for federal income tax purposes and an amount equal to the brokerage fees and commissions attributable to the sale of the fractional share. Neither Greatbatch nor Nuvectra will be able to guarantee any minimum sale price in connection with the sale of these fractional shares. Computershare, in its sole discretion, will determine the timing and method of selling such aggregated fractional shares in open market transactions and the selling price for such shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the payments made in lieu of fractional shares. If you own less than                     shares of Greatbatch common stock on the record date, you will not receive any shares of Nuvectra common stock in the spin-off, but you will receive cash in lieu of fractional shares. The receipt of cash in lieu of fractional shares will generally result in a taxable gain or loss to the recipient stockholder. See “Material U.S. Federal Income Tax Consequences” for a discussion of the U.S. federal income tax treatment of proceeds from fractional shares in the spin-off.

Treatment of Equity-Based Compensation

Generally, under our employee matters agreement with Greatbatch all outstanding awards granted under Greatbatch’s equity incentive plans (whether held by Greatbatch or Nuvectra employees or other participants) will be converted into adjusted awards for shares of both Greatbatch common stock and Nuvectra common stock. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Employee Matters Agreement” for additional information regarding the treatment of awards granted under Greatbatch’s existing equity compensation plans.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly-traded company owning and operating what had previously been Greatbatch’s QiG Group subsidiary and its neuromodulation medical device business. Immediately after the spin-off, we expect to have approximately                     million shares of Nuvectra common stock issued and outstanding based on the distribution ratio described above and the anticipated number of outstanding shares of Greatbatch common stock on                     , 2016, the record date. The actual number of shares to be distributed in the spin-off will be determined based on the number of Greatbatch shares outstanding as of the close of business on the record date, which may be different from the estimated figure.

The spin-off will not affect the number of outstanding shares of Greatbatch common stock or any rights of Greatbatch stockholders, although it may affect the trading price of Greatbatch common stock. The trading price of Greatbatch common stock is expected to change as a result of the spin-off because it will no longer reflect the value of our neuromodulation medical device business. Moreover, the trading price of Greatbatch common stock may fluctuate significantly depending upon a number of factors, some of which may be beyond Greatbatch’s control. We also cannot assure you that following the spin-off the aggregate value of our common stock and Greatbatch common stock will exceed the pre-spin-off value of Greatbatch common stock.

In connection with the spin-off, we will enter into several agreements with Greatbatch to effect the spin-off and provide a framework for our relationship going forward after the spin-off. We and Greatbatch are entering into a separation and distribution agreement, a tax matters agreement, a transition services agreement and an employee matters agreement, which will provide for the allocation between us and Greatbatch of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) attributable to our business for the period prior to, at and after the spin-off. We will also enter into a supply agreement with Greatbatch in connection with the spin-off under which we will agree to purchase, exclusively from Greatbatch, fully assembled Algovita systems and most of the products, parts and components necessary for the production of Algovita. We will also enter into a product component framework agreement providing Greatbatch with the exclusive right to supply us with products, parts and components necessary for production of future SNS or DBS neurostimulation devices that we may seek to commercialize. Additionally, we will enter into two license agreements with Greatbatch in connection with the spin-off pursuant to which we will license to Greatbatch rights in, subject to specified restrictions, certain intellectual property underlying our neurostimulation technology platform. For additional information regarding the separation and distribution agreement with Greatbatch and other transaction agreements, see “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us”.

Market for Nuvectra Common Stock

There is currently no public trading market for shares of Nuvectra common stock. Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR.” We also expect that a “when-issued” trading market for Nuvectra common stock will begin on or shortly before the record date and continue up to and including the spin-off date, as more fully described below under “– Trading Between the Record Date and Spin-Off Date.” We expect that “regular-way” trading of Nuvectra common stock will begin on the spin-off date. The initial trading price for the Nuvectra common stock will be established by the public trading markets. We cannot predict what the trading prices for Nuvectra common stock will be before or after the spin-off date. The trading price of Nuvectra common stock is likely to fluctuate significantly, particularly until an orderly market develops, and this trading price is likely to be influenced by many different factors, including many of which are beyond our control.

Trading Between the Record Date and Spin-Off Date

Beginning on or shortly before the record date and continuing up to and including the spin-off date, Greatbatch expects that there will be two markets in Greatbatch common stock: a “regular-way” market and an “ex-distribution” market. Greatbatch common stock that trades on the “regular-way” market will trade with an entitlement to Nuvectra common stock distributed pursuant to the spin-off. Greatbatch common stock that trades on the “ex-distribution” market will trade without an entitlement to Nuvectra common stock distributed pursuant to the spin-off. Therefore, if you decide to sell your Greatbatch common stock in the “regular-way” market on or prior to the time that the spin-off occurs on the spin-off date, you will be selling your right to receive Nuvectra common stock in the spin-off. If you own shares of Greatbatch common stock at the close of business on the record date and decide to sell those shares on the “ex-distribution” market on or prior to the time of spin-off on the spin-off date, you will receive the shares of Nuvectra common stock that you are entitled to receive pursuant to your ownership as of the record date of Greatbatch common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including the spin-off date, we expect that there will be a “when-issued” market in Nuvectra common stock. The term “when-issued” means that shares can be traded conditionally prior to the time shares are actually available or issued. The “when-issued” trading market will be a market for shares of Nuvectra common stock that will be distributed to Greatbatch stockholders on the spin-off date. If you own Greatbatch common stock at the close of business on the record date, you will be entitled to Nuvectra common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of Nuvectra common stock, without the shares of Greatbatch common stock you own, on the “when-issued” market. On the spin-off date, when-issued trading in Nuvectra common stock will end and “regular-way” trading will begin.

“Ex-distribution” and “when-issued” trades generally are settled four business days after the spin-off date. If, for whatever reason, the spin-off does not occur, “when-issued” and “ex-distribution” trades will be cancelled and, therefore, will not be settled.

Spin-Off Conditions and Termination

The spin-off will be effective on the spin-off date,                     , 2016, provided that, among other things, the following conditions will have been satisfied:

•	the receipt of an opinion from Greatbatch’s third party tax advisor, in form and substance acceptable to Greatbatch, substantially to the effect that the spin-off, for U.S. federal income tax purposes, should qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code;

•	the receipt of an opinion from an independent valuation firm to the Greatbatch board of directors confirming the solvency of Nuvectra following the spin-off, which shall be in form and substance acceptable to Greatbatch;

•	the SEC declaring effective Nuvectra’s registration statement on Form 10 of which this information statement forms a part, no stop order suspending the effectiveness of such registration statement shall be in effect and, to the knowledge of either Greatbatch or Nuvectra, no proceedings for such purpose shall be threatened by the SEC;

•	the distribution of this information statement to Greatbatch’s stockholders;

•	no preliminary or permanent injunction or other order, decree, or ruling issued by a court of competent jurisdiction or other governmental authority, and no statute, rule, regulation or executive order promulgated or enacted by any governmental authority will be in effect preventing, or materially limiting the benefits of, the spin-off, and no other event outside Greatbatch’s control will have occurred or failed to occur that prevents the completion of the spin-off;

•	the shares of Nuvectra common stock to be distributed shall have been accepted for listing on the NASDAQ Global Market, subject to official notice of distribution;

•	the actions and filings necessary or appropriate under applicable federal and state securities and blue sky laws and comparable laws under any foreign jurisdiction in connection with the spin-off have been taken and, if applicable, have become effective;

•	Greatbatch shall have established a record date and shall have delivered not less than 10 days’ advance notice thereof to the New York Stock Exchange;

•	the separation and distribution agreement with Greatbatch and each of the other transaction agreements shall have been executed and delivered by each of the parties thereto and no party to the separation and distribution agreement or any other transaction agreement will have materially breached its obligations under the separation and distribution agreement or any other transaction agreement;

•	the separation and distribution agreement with Greatbatch and each of the other transaction agreements shall not have been terminated and will not violate, conflict with or result in any breach (with or without the passage of time) of any statute, code or other law of any governmental authority;

•	all material consents, waivers, approvals, filings, including notices and reports, required to be received before the spin-off from or provided to any third party or governmental authority will have been received or provided and shall be in full force and effect;

•	the secured parties under Greatbatch’s Credit Agreement, dated as of October 27, 2015, by and among Greatbatch Ltd, Greatbatch, Inc., the financial institutions identified therein as lenders, Manufacturers and Traders Trust Company, as administrative agent, Manufacturers and Traders Trust Company, Credit Suisse Securities (USA) LLC and Keybanc Capital Markets, Inc., as joint lead arrangers and joint bookrunners, and MUFG Union Bank, N.A., Fifth Third Bank, and Citibank NA, as co-documentation agents shall have released the liens and stock pledges encumbering the Nuvectra common stock;

•	completion of each of the Internal Transactions (as defined in the separation and distribution agreement), which shall include, among other transactions, Greatbatch having made the cash capital contribution of $75.0 million to us and the statutory conversion of QiG Group, a Delaware limited liability company, to Nuvectra Corporation, a Delaware corporation; and

•	no other event or development will have occurred that, in the judgment of Greatbatch’s board of directors, in its sole and absolute discretion, would result in the spin-off having a material adverse effect on Greatbatch or its stockholders.

The fulfillment of the foregoing conditions will not create any obligation on Greatbatch’s part to effect the spin-off and Greatbatch’s board of directors has reserved the right to amend, modify, abandon or terminate the spin-off at any time prior to the spin-off date. Greatbatch’s board of directors may, in its sole discretion, also waive any of these conditions, in whole or in part.

Greatbatch will have the sole and absolute discretion to determine or change the terms of, and whether to proceed with, the spin-off and, to the extent it determines to so proceed, to determine the record date and the spin-off date and the distribution ratio. Greatbatch does not intend to notify its stockholders of any modifications to the terms of the spin-off that, in the judgment of Greatbatch’s board of directors, are not material. To the extent that the Greatbatch board of directors determines that any modification materially changes the terms of the spin-off, Greatbatch will notify Greatbatch stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, including by providing a supplement to this information statement.

Accounting Treatment

The spin-off will be accounted for by Greatbatch on a historical cost basis, and no gain or loss will be recorded.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of Greatbatch who will receive shares of Nuvectra common stock in the spin-off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Nuvectra’s or Greatbatch’s shares of common stock or other securities. The information contained in this information statement is believed by Nuvectra to be accurate as of the date on the cover. Changes may occur after that date, and neither we nor Greatbatch will update the information except in the normal course of our and Greatbatch’s respective public disclosure practices or to the extent required pursuant to federal securities laws.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences relating to the spin-off. This summary is based on the Code, related U.S. Treasury regulations, and interpretations of the Code and the U.S. Treasury regulations by the courts and the Internal Revenue Service, or the IRS, in effect as of the date of this information statement, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to Greatbatch stockholders in light of their particular circumstances. Except as indicated below, this summary also does not address the consequences to Greatbatch stockholders subject to special treatment under the U.S. federal income tax laws, including, but not limited to, the following:

•	non-U.S. persons;

•	insurance companies;

•	dealers or brokers in securities or currencies;

•	tax-exempt organizations;

•	financial institutions;

•	mutual funds;

•	pass-through entities and investors in such entities;

•	holders who hold their shares of Greatbatch common stock as a hedge or as part of a hedging, straddle, wash sale, conversion, synthetic security, integrated investment or other risk-reduction transaction;

•	holders who are subject to alternative minimum tax; or

•	holders who acquired their shares of Greatbatch common stock upon the exercise of employee stock options or otherwise as compensation.

In addition, this summary does not address the U.S. federal income tax consequences to those Greatbatch stockholders who do not hold their Greatbatch common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences or the tax on certain net investment income imposed under Section 1411 of the Code.

GREATBATCH STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPIN-OFF TO THEM.

The spin-off is conditioned on Greatbatch’s receipt of an opinion from its third party tax advisor to the effect that the spin-off should qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code.

Assuming the spin-off so qualifies as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code:

•	the spin-off should not result in any income, gain or loss to Greatbatch or to us, other than to the extent required by Section 357(c) of the Code (as described below) or with respect to any intercompany items or excess loss accounts required to be taken into account under U.S. Treasury regulations relating to consolidated returns;

•	except as noted below, no gain or loss should be recognized by (and no amount should be included in the taxable income of) Greatbatch stockholders on their receipt of shares of Nuvectra common stock in the spin-off;

•	the holding period of shares of Nuvectra common stock received by each Greatbatch stockholder should include the holding period at the time of the spin-off for the Greatbatch common stock on which the distribution is made;

•	the tax basis of the Greatbatch common stock held by each Greatbatch stockholder immediately before the spin-off should be allocated between that Greatbatch common stock and the Nuvectra common stock received (including any fractional shares of Nuvectra common stock for which cash is received) in proportion to the relative fair market value of each on the spin-off date; and

•	a Greatbatch stockholder who receives cash in lieu of a fractional share of Nuvectra common stock should recognize gain or loss measured by the difference between the amount of cash received and the stockholder’s basis in the fractional share of Nuvectra common stock to which the stockholder would otherwise be entitled. That gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its shares of Greatbatch common stock exceeds one year at the time of the spin-off.

Section 357(c) of the Code requires Greatbatch to recognize gain to the extent that liabilities of Greatbatch treated for U.S. federal income tax purposes as assumed by Nuvectra in connection with the spin-off exceed the adjusted tax basis of the assets treated for such purposes as contributed to us by Greatbatch. It is currently expected that no gain under Section 357(c) of the Code will be recognized by Greatbatch in connection with the spin-off.

Notwithstanding the discussion above, non-U.S. stockholders could be subject to tax on the spin-off if such holders owned more than 5% of the common stock of Greatbatch at any time during the five-year period ending on the spin-off date. As used herein, the term “non-U.S. stockholder” means a beneficial owner of Greatbatch’s stock that is not for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a United States person under applicable Treasury regulations.

U.S. Treasury regulations also generally provide that if a Greatbatch stockholder holds different blocks of Greatbatch common stock (generally shares of Greatbatch common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Greatbatch common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of Nuvectra common stock received in the spin-off in respect of such block of Greatbatch common stock and such block of Greatbatch common stock, in proportion to their respective fair market values, and the holding period of the shares of Nuvectra common stock received in the spin-off in respect of such block of Greatbatch common stock will include the holding period of such block of Greatbatch common stock. If a Greatbatch stockholder is not able to identify which particular shares of Nuvectra common stock are received in the spin-off with respect to a particular block of Greatbatch common stock, for purposes of applying the rules described above, the stockholder may designate which shares of our common stock are received in the spin-off in respect of a particular block of Greatbatch common stock, provided that such designation is consistent with the terms of the spin-off. Holders of Greatbatch common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

Greatbatch has made it a condition to the spin-off that it receive an opinion from its third party tax advisor to the effect that the spin-off should qualify as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code. The opinion will be based on, among other things, certain assumptions and representations made by Greatbatch and Nuvectra, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by the third party tax advisor in its opinion. The opinion will not be binding on the IRS or the courts and will be subject to other qualifications and limitations.

Notwithstanding receipt by Greatbatch of an opinion from its third party tax advisor, the IRS could assert that the spin-off does not satisfy the requirements of Sections 368(a)(1)(D) and 355 of the Code. If the IRS were successful in making any such assertion, we and Greatbatch and the initial public stockholders of Nuvectra common stock could be subject to significant tax liability. In general, with respect to the spin-off, our initial public stockholders generally would be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the shares of Nuvectra common stock received in the distribution. That distribution of shares of Nuvectra common stock would be a dividend to the extent of Greatbatch’s current earnings and profits as of the end of the year in which the spin-off occurs, and any accumulated earnings and profits. For each such stockholder, any amount that exceeded Greatbatch’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of Greatbatch common stock with any remaining amount generally being taxed as a capital gain.

In connection with the spin-off, we and Greatbatch will enter into a tax matters agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the spin-off. Under the terms of the tax matters agreement, we generally will be responsible for all taxes attributable to our business, whether accruing before, on or after the date of the spin-off and any taxes arising from the spin-off that are imposed on us, Greatbatch or its other subsidiaries to the extent such taxes result from certain actions or failures to act by us that occur after the effective date of the tax matters agreement. Current tax law generally creates a presumption that the spin-off would be taxable to Greatbatch, but not to its stockholders, if we or our stockholders were to engage in a transaction that would result in a 50% or greater change by vote or by value in our stock ownership during the two-year period beginning on the spin-off date, unless it is established that the spin-off and the transaction are not part of a plan or series of related transactions to effect such a change in ownership. If the spin-off were taxable to Greatbatch due to such a 50% or greater change in our stock ownership, Greatbatch would recognize a gain equal to the excess of the fair market value of Nuvectra common stock on the spin-off date over Greatbatch’s tax basis therein and we could be required to indemnify Greatbatch for the tax on such gain and related losses. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Tax Matters Agreement.”

Under U.S. Treasury regulations, each Greatbatch stockholder who, immediately before the spin-off, owns at least 5% of the total outstanding common stock of Greatbatch must attach to such stockholder’s U.S. federal income tax return for the year in which the spin-off occurs a statement setting forth certain information relating to the spin-off. In addition, all stockholders are required to retain permanent records relating to the amount, basis and fair market value of our shares of Nuvectra common stock that they receive and to make those records available to the IRS upon its request.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH GREATBATCH STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

OUR RELATIONSHIP WITH GREATBATCH

AFTER THE SPIN-OFF

Historical Relationship with Greatbatch

We are currently an indirect, wholly-owned subsidiary of Greatbatch. As a result of our relationship with Greatbatch, in the ordinary course of our business, Greatbatch has provided services for us related to the following general corporate support functions: executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement and facilities. Our combined financial statements include an allocation of corporate expenses from Greatbatch for provision of these services. Our management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that we would have incurred as an independent publicly-traded company or of the costs we will incur in the future after the completion of the spin-off.

Greatbatch’s Distribution of Our Stock

Greatbatch is our indirect parent company. We were initially formed in November 2008 as a Delaware limited liability company under the name SDI Group, LLC, which was subsequently changed to QiG Group, LLC. Immediately prior to completion of the spin-off, QiG Group will convert into Nuvectra Corporation, a Delaware corporation, and all of the assets, operations and liabilities of QiG Group will become assets, operations and liabilities of Nuvectra. Our sole member is Greatbatch Ltd., which itself is a direct, wholly-owned subsidiary of Greatbatch, Inc. Our initial Board of Directors will be appointed by Greatbatch Ltd. Immediately prior to the spin-off and after the completion of our conversion to a Delaware corporation, Greatbatch Ltd. will transfer all of its shares of our common stock to Greatbatch, Inc. In the spin-off, Greatbatch, Inc. is distributing 100% of our common stock to its stockholders in a transaction that is intended to be tax-free to us and Greatbatch’s stockholders for U.S. federal income tax purposes (other than with respect to any cash received in lieu of fractional shares). The spin-off is subject to a number of conditions, which are more fully described under “The Spin-Off – Spin-Off Conditions and Termination.”

Agreements Between Greatbatch and Us

Following the spin-off, Nuvectra and Greatbatch will operate separately, each as an independent publicly-traded company. In connection with the spin-off, we will enter into several agreements with Greatbatch to effect the spin-off and provide a framework for our relationship going forward after the spin-off. The following is a summary of the terms of the material agreements that we have entered into or intend to enter into with Greatbatch prior to the spin-off. These agreements have not been finalized and changes to these agreements, some of which may be material, may be made prior to completion of the spin-off. Furthermore, the descriptions of these agreements are not complete and are qualified by reference to the terms of the agreements, the forms of which will be filed as exhibits to our registration statement on Form 10 of which this information statement is a part. We encourage you to read the full text of those agreements.

Separation and Distribution Agreement

The separation and distribution agreement to be entered into between Greatbatch and us will govern the separation of our businesses from Greatbatch, the subsequent distribution of our shares of common stock to Greatbatch stockholders and other matters related to Greatbatch’s relationship with us.

The Separation. To effect the separation, Nuvectra and Greatbatch will execute transactions that will cause us to succeed to the assets of our business, to the extent not already owned or held by Nuvectra, as those assets are described in this information statement. We will also succeed to, and have agreed to perform and fulfill, to the extent we are not already liable therefor, the liabilities associated with our business. In particular, the separation and distribution agreement will generally provide that, upon completion of the spin-off, we will directly or indirectly hold:

•	all of the assets previously owned by Greatbatch or any of its subsidiaries which are reflected on our most recent unaudited condensed combined pro forma balance sheet set forth in this information statement, or subsequently acquired or created assets that would have been reflected on a later-dated balance sheet; and

•	all of the assets that are expressly contributed or transferred to us pursuant to the separation and distribution agreement or our other agreements with Greatbatch described below;

and we will be subject to:

•	all outstanding liabilities reflected on our most recent unaudited condensed combined pro forma balance sheet set forth in this information statement, or subsequently-incurred or accrued liabilities that would have been reflected on a later-dated balance sheet;

•	liabilities to the extent relating to, arising out of, or resulting from our business on or prior to the spin-off date, or any assets owned by us or our subsidiaries as of or after the spin-off; and

•	liabilities we have assumed under the separation and distribution agreement or other transaction agreements.

The separation and distribution agreement will provide that capital stock, assets or liabilities that cannot legally be transferred or assumed prior to the spin-off will be transferred or assumed as soon as practicable following receipt of all necessary consents of third parties and regulatory approvals. In any such case, the separation and distribution agreement will provide that the party retaining such capital stock, assets or liabilities will hold the capital stock or assets in trust for the use and benefit of, or retain the liabilities for the account of, the party entitled to the capital stock, assets or liabilities (at the expense of that party), until the transfer or assumption can be completed. The party retaining the capital stock, assets or liabilities will also take any action reasonably requested by the other party in order to place the other party in the same position as would have existed if the transfer or assumption had been completed. We do not anticipate that these provisions will be relied on for any material items.

Except as set forth in the separation and distribution agreement, no party will make any representation or warranty as to the companies, capital stock, assets or liabilities transferred or assumed as a part of the spin-off and any assets that may be transferred will be transferred on an “as is, where is” basis. As a result, we and Greatbatch will each agree to bear the economic and legal risks that any conveyances of capital stock or assets are insufficient to vest good and marketable title to such capital stock or assets, as the case may be, in the party who should have title under the separation and distribution agreement. The separation and distribution agreement will also provide that the spin-off is subject to the conditions (or waiver, in whole or in part, by Greatbatch’s board of directors in its sole discretion) described under “The Spin-Off – Spin-Off Conditions and Termination”.

Greatbatch’s Capital Contribution to Nuvectra. The separation and distribution agreement will provide that, prior to the completion of the spin-off, Greatbatch will make a cash capital contribution of $75.0 million to us. We will use these funds for the commercialization of Algovita, advancement of our neurostimulation technology platform and otherwise for general corporate purposes, including funding our operations. This cash capital contribution, together with our cash on hand and borrowings under the New Credit Facility, the availability of which will be subject to compliance with specified conditions and covenants, is in an amount that we estimate will, based on our current plans and expectations, meet our cash needs for approximately two years after the completion of the spin-off. After such time, we expect that we will be able to access the equity or debt capital markets for additional funding.

Insurance. Following the spin-off, we will be responsible for obtaining and maintaining at our own cost our own insurance coverage. Additionally, with respect to certain claims arising prior to the spin-off, we may seek coverage under certain specified Greatbatch third-party insurance policies to the extent that coverage may be available thereunder.

Access to Information. Subject to applicable confidentiality provisions and other restrictions, we and Greatbatch will each give each other any information in our possession that can be retrieved without unreasonable disruption to the business and that the requesting party reasonably needs (1) to comply with requirements imposed on the requesting party by a governmental authority, (2) for use in any judicial, regulatory or other proceeding or investigation, in satisfying audit requirements, or in connection with any accounting, insurance claim, regulatory, litigation or other similar requirement, (3) so the requesting party can comply with its obligations under the separation and distribution agreement or other transaction agreement or (4) for any other significant business need as mutually determined in good faith by the parties.

Indemnification and Release. In general, under the separation and distribution agreement, we will agree to indemnify Greatbatch and its affiliates, shareholders, directors, officers, agents or employees against liabilities to the extent relating to, arising out of or resulting from:

•	our failure to pay, perform or otherwise discharge any of our liabilities or any of our agreements;

•	the operation of our business, whether before or after the spin-off;

•	any of our assets or our liabilities (including assets and liabilities transferred to us in connection with the spin-off), whether before or after the spin-off;

•	any breach by Nuvectra of any provision of the separation and distribution agreement or any other transaction agreement, subject to any limitation of liability provision set forth therein; and

•	any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in this information statement, other than certain information relating to Greatbatch.

In general, under the separation and distribution agreement, Greatbatch will agree to indemnify us and our affiliates, shareholders, directors, officers, agents or employees against liabilities to the extent relating to, arising out of or resulting from:

•	the failure of Greatbatch to pay, perform or otherwise discharge any liability of Greatbatch;

•	the operation of Greatbatch’s business (other than our business), whether before or after the spin-off;

•	any of Greatbatch’s assets or Greatbatch’s liabilities, whether before or after the spin-off;

•	any breach by Greatbatch of any provision of the separation and distribution agreement or any other transaction agreement, subject to any limitation of liability provision set forth therein; and

•	any untrue statement or alleged untrue statement of a material fact or material omission or alleged material omission in this information statement, only for certain information relating to Greatbatch.

Under the separation and distribution agreement, we will generally release Greatbatch and its affiliates, agents, successors and assigns, and Greatbatch will generally release us and our affiliates, agents, successors and assigns, from any liabilities between us or our subsidiaries on the one hand, and Greatbatch or its subsidiaries on the other hand, existing or arising from acts or events occurring on or before the spin-off, including acts or events occurring in connection with the spin-off. The general release does not apply to certain obligations, including obligations arising under the separation and distribution agreement or any other transaction agreement.

Any indemnity payment will be net of insurance proceeds and net of taxes. With respect to any indemnity claim for which it is reasonably likely that Nuvectra has a right of recovery under an insurance plan maintained by Greatbatch, then prior to asserting such indemnity claim, Nuvectra must seek recovery from insurance.

Termination. The separation and distribution agreement will provide that it may be terminated at any time before the spin-off by Greatbatch in its sole discretion. In the event of termination, neither party shall have any liability of any kind to the other party.

Tax Matters Agreement

Prior to the spin-off, we and Greatbatch will enter into a tax matters agreement that will govern our respective rights, responsibilities, and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other matters regarding taxes. References in this summary description of the tax matters agreement to the terms “tax” or “taxes” mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

As set forth in the separation and distribution agreement, we generally will be liable for and indemnify Greatbatch against all taxes attributable to our business and will be allocated all tax benefits attributable to such business. Greatbatch generally will be liable for and indemnify us against all taxes attributable to its other businesses and will be allocated all tax benefits attributable to such businesses.

Greatbatch generally will be responsible for preparing and filing all tax returns that contain both (i) taxes or tax benefits allocable to Greatbatch and (ii) taxes or tax benefits allocable to us, or the Joint Returns. Greatbatch generally will be responsible for preparing and filing all tax returns that include only taxes or tax benefits allocable to Greatbatch, and we generally will be responsible for preparing and filing all tax returns that include only taxes or tax benefits allocable to us. However, we and Greatbatch will not be permitted to take a position on any such tax return that is inconsistent with our or Greatbatch’s past practice, as applicable, or that would adversely affect the other party without such other party’s prior written consent.

The party responsible for preparing and filing a tax return generally will also have the authority to control all tax proceedings, including tax audits, involving any taxes or adjustment to taxes reported on such tax return. In regard to any Joint Returns prepared by Greatbatch, generally, we will be entitled to control any tax proceedings (or portion thereof) to the extent that we are liable for the taxes or adjustments at issue and provided we acknowledge in writing our obligation to indemnify Greatbatch for the taxes or adjustments at issue. However, in regard to any tax proceedings where the taxes or adjustments at issue relate to whether the spin-off qualifies under Sections 368(a)(1)(D) and 355 of the Code as a tax-free transaction, we and Greatbatch will jointly control and defend the tax proceedings, provided we acknowledge in writing our obligation to indemnify Greatbatch for the tax at issue. The tax matters agreement further provides for cooperation between us and Greatbatch with respect to tax matters, including the exchange of information and the retention of records that may affect our respective tax liabilities.

The tax matters agreement will require that we and Greatbatch shall not take or fail to take any action after the effective date of the tax matters agreement that (i) prior to the second anniversary of the tax matters agreement, would reasonably be likely to be inconsistent with or cause to be untrue any covenant, representation or material statement in any tax opinion obtained by Greatbatch or (ii) would preclude the spin-off from qualifying under Sections 368(a)(1)(D) and 355 of the Code as a tax-free transaction for us, Greatbatch and Greatbatch’s stockholders.

In addition, to preserve the tax-free treatment to Greatbatch of the spin-off, for two years following the spin-off, we will generally be restricted, except in specified circumstances, from:

•

causing or permitting to occur any transaction or series of transactions, subject to certain exceptions provided under the U.S. federal income tax rules, in connection with which one or more persons would (directly or indirectly) acquire an interest in our capital stock that, when combined with any other acquisition of an interest in our capital stock that occurs after the spin-off, comprises 30% or more of the value or the total combined voting power of all interests that are treated as outstanding equity of

Nuvectra for U.S. federal income tax purposes immediately after such transaction or, in the case of a series of related transactions, immediately after any transaction in such series;

•	transferring, selling or otherwise disposing of 35% or more of our gross assets if such transfer, sale or other disposition would violate the IRS’ rules and regulations;

•	liquidating our business; or

•	ceasing to maintain our active business.

Moreover, Greatbatch generally will be liable for and indemnify us for any taxes arising from the spin-off or certain related transactions that are imposed on us, Greatbatch or its other subsidiaries. However, we would be liable for and indemnify Greatbatch for any such taxes to the extent such taxes result from certain actions or failures to act as described in the prior two paragraphs by us that occur after the effective date of the tax matters agreement. Our obligations under the tax matters agreement are not limited in amount or subject to any cap. If we are required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant.

Transition Services Agreement

As a result of our relationship with Greatbatch, Greatbatch currently provides several general corporate support functions for us. In connection with the completion of the spin-off, we and Greatbatch will enter into a transition services agreement under which Greatbatch will provide or make available to us various general corporate administrative services following the spin-off. Generally, these services will be provided for two years following the date of the spin-off. We have the ability to terminate the provision of any service being provided by Greatbatch prior to the scheduled termination date upon at least thirty days’ prior written notice. The services Greatbatch intends to provide us will include:

•	human resources services;

•	information technology services;

•	legal support services;

•	tax services;

•	accounting services;

•	treasury services; and

•	other support services specified in the transition services agreement.

We will pay Greatbatch fees in consideration for providing these services. The agreed upon charge for such services is generally intended to allow Greatbatch to recover its direct and indirect costs and expenses incurred in providing these services. Any incremental third party costs incurred by Greatbatch directly related to providing any of these services will directly reimbursed by us.

The personnel performing services for us under the transition services agreement will be employees and/or independent contractors of Greatbatch and will not be under our direction or control.

The transition services agreement will also contain customary indemnification and confidentiality provisions. If Greatbatch breaches its obligations to us under the transition services agreement, we may be unable to recover the full amount of damages we may incur as damages payable by Greatbatch under the transition services agreement are capped at a maximum of $750,000 in the aggregate.

Employee Matters Agreement

Prior to the spin-off, we and Greatbatch will enter into an employee matters agreement, which will generally provide that we and Greatbatch will each have responsibility for our own employees. The agreement will also contain provisions concerning benefit protection for both Greatbatch and Nuvectra employees, treatment of holders of Greatbatch stock options, restricted stock and restricted stock units, and cooperation between us and Greatbatch in the sharing of employee information and maintenance of confidentiality. With respect to former employees, the employee matters agreement will provide that, unless otherwise specified, Greatbatch will be responsible for liabilities associated with former employees who worked for a business that continues to be owned by Greatbatch, and we will be responsible for liabilities associated with former employees who worked for a business that is now owned by Nuvectra.

Treatment of Retirement, Health and Welfare Plans. In general, our employees currently participate in various retirement, health and welfare, and other employee benefit plans through Greatbatch. Pursuant to the employee matters agreement, effective as of the spin-off date, we and Greatbatch will each retain responsibility for our respective current employees and compensation plans. Following the spin-off, we anticipate that our employees will participate in retirement, health and welfare plans that we will establish and maintain, which may contain benefits that are different than those provided by Greatbatch. In general, Nuvectra will credit each employee with his or her service with Greatbatch prior to the spin-off for all purposes under the Nuvectra benefit plans, so long as such crediting does not result in a duplication of benefits. Defined contribution accounts of Nuvectra’s employees (including loans) in the Greatbatch 401(k) plan will be transferred from the applicable Greatbatch defined contribution 401(k) plan to the corresponding Nuvectra defined contribution 401(k) plan.

Treatment of Equity-Based Awards. As described in greater detail in the paragraphs below, the employee matters agreement will provide for the conversion of all outstanding awards granted under Greatbatch’s equity compensation plans (whether held by Greatbatch or Nuvectra employees or other participants) into adjusted awards based on both shares of Greatbatch common stock and Nuvectra common stock. For purposes of award vesting, continued employment or service with Greatbatch or Nuvectra, as applicable, will be treated as continued employment or service for both Greatbatch and Nuvectra awards.

With the exception of holders of performance-based restricted stock units that will become employees of Nuvectra, holders of Greatbatch restricted stock or restricted stock units will retain those awards and also will receive restricted stock or restricted stock units of Nuvectra, in an amount that reflects the spin-off to Greatbatch stockholders, which is calculated by applying the distribution ratio to the Greatbatch restricted stock or restricted stock units as though they were unrestricted Greatbatch shares. Holders of performance-based restricted stock units that will become employees of Nuvectra will have their Greatbatch performance-based restricted stock units converted into time-based restricted stock units of Greatbatch and of Nuvectra. The number of time-based restricted stock units of Greatbatch to be received will be determined based upon achievement under the applicable performance metric for the performance-based restricted stock units for the period through the spin-off date. The number of Nuvectra time-based restricted stock units to be received will then be determined by applying the distribution ratio to the Greatbatch restricted stock units as though they were unrestricted Greatbatch shares. In each case, the Greatbatch and Nuvectra awards together are intended to preserve the value of the original Greatbatch restricted stock or restricted stock units as measured immediately before and immediately after the spin-off. The original Greatbatch restricted stock and restricted stock units and the newly received Nuvectra restricted stock and restricted stock units will be subject to substantially the same terms, vesting conditions and other restrictions as applied to the original Greatbatch restricted stock and restricted stock units immediately before the spin-off. The performance metric used to determine vesting of performance-based restricted stock units of Greatbatch and Nuvectra that continue to be held by Greatbatch employees after the spin-off will continue to be total shareholder return of Greatbatch common stock versus the peer group for Greatbatch over a three-year performance period, but the calculation of total shareholder return will assume reinvestment in Greatbatch common stock of an amount of cash that is equal to the value of the Nuvectra common stock received in the spin-off.

Each Greatbatch stock option will be converted into an adjusted Greatbatch stock option and a Nuvectra stock option. Together the adjusted Greatbatch stock option and the Nuvectra stock option are intended to preserve the intrinsic value of the original Greatbatch stock option as measured immediately before and immediately after the spin-off. The adjusted Greatbatch stock option is expected to cover the same number of shares as the original Greatbatch stock option, but the exercise price will be adjusted to reflect the spin-off. The Nuvectra stock option will allow the holder to purchase a number of shares of Nuvectra common stock based upon the distribution ratio.

The adjusted Greatbatch stock options and the Nuvectra stock options will be subject to substantially the same terms, vesting conditions, post-termination exercise rules, and other restrictions that applied to the original Greatbatch stock option immediately before the spin-off.

License Agreements

Prior to the completion of the spin-off, we will enter into two license agreements with Greatbatch. Under the terms of the unrestricted license agreement, we will grant Greatbatch a perpetual, non-exclusive, worldwide license to use, make, have made, offer to sell, sell, distribute and import certain intellectual property (which includes patents, patent applications and other intellectual property rights) underlying our neurostimulation technology platform for any application. Under the terms of the restricted license agreement, we will grant Greatbatch a perpetual, non-exclusive, worldwide license to use, make, have made, offer to sell, sell, distribute and import certain other intellectual property (which includes patents, patent applications and other intellectual property rights) underlying our neurostimulation technology platform only for applications outside of the neurostimulation fields of use. Under the terms of each of these license agreements, Greatbatch is required to pay us a nominal royalty fee of $100 per year and is permitted to sublicense its rights thereunder to third parties in its sole discretion. Further, pursuant to the terms of each of these license agreements, Greatbatch has agreed that it will not challenge the validity of, or take any material and documented step to support any proceeding that is intended to invalidate or otherwise limit the scope of, any of the intellectual property licensed under such agreement. Under each of these license agreements, all rights with respect to any improvements that incorporate the licensed intellectual property that were conceived of or developed solely by Greatbatch during the term of such license will be the sole and exclusive property of Greatbatch. In addition, under the terms of each of the license agreements, we will be required to indemnify Greatbatch, subject to a per occurrence and aggregate limitation of liability provision, against damages and other costs, other than any incidental, special, punitive or consequential damages (including lost profits) or any damages arising from Greatbatch’s gross negligence or willful misconduct, from any third party claims arising out of or relating to (i) our breach of any representation, warranty, covenant or obligation under such license agreement or (ii) any claim for patent or other intellectual property infringement resulting from Greatbatch’s use of such licensed intellectual property, except for certain claims that are based solely upon the combination of the licensed intellectual property with other products or equipment that do not incorporate the licensed intellectual property, customization of a product incorporating the licensed intellectual property by Greatbatch or any other third party or modification of a product incorporating the licensed intellectual property by Greatbatch that is not authorized by us. Each of these license agreements may be terminated by either party in the event of a material breach of such agreement by the other party (subject to customary cure periods) or the other party’s bankruptcy or insolvency.

Subject to the terms of these license agreements, Greatbatch may, at some point in the future, decide to compete with us by using some or all of the licensed intellectual property to develop complete medical devices or components for application within a permitted field of use, and, under the terms of these license agreements, Greatbatch would not be prohibited from engaging in these activities. In addition, Greatbatch is not restricted from serving as a supplier of components or complete medical devices to our competitors. We do not believe that Greatbatch’s potential ability to compete with us on component or complete medical device sales in the future or to serve as a supplier to our competitors will have a material adverse impact on our business or results of operations.

In connection with the spin-off, NeuroNexus will also enter into a license agreement with Greatbatch under which NeuroNexus will grant to Greatbatch a perpetual, non-exclusive, worldwide, royalty-free license to use, make, have made, offer to sell, sell, distribute and import NeuroNexus’ patents, patent applications and other intellectual property outside of the neurostimulation fields of use. The NeuroNexus license agreement provides Greatbatch with the right to sublicense its rights thereunder to third parties upon receipt of written approval from NeuroNexus, which approval may not be unreasonably withheld. All rights to any improvements incorporating the licensed intellectual property conceived of or made solely by Greatbatch during the term of the license agreement will be the sole and exclusive property of Greatbatch. This license agreement may be terminated by

NeuroNexus in the event of a material breach of the license agreement by Greatbatch (subject to customary cure periods), bankruptcy or insolvency of Greatbatch or Greatbatch taking, directly or indirectly, any material and documented steps with the effect of invalidating any of the licensed NeuroNexus intellectual property.

Supply Agreement

In connection with the spin-off, we will enter into a supply agreement with Greatbatch pursuant to which Greatbatch will manufacture and supply, and we will purchase, fully assembled Algovita systems and most of the products, parts and components necessary for the production and assembly of Algovita exclusively from Greatbatch. In addition, during the term of the supply agreement, to the extent that we desire to have a product or component manufactured that incorporates any of the intellectual property that we are licensing to Greatbatch and such product or component will be used in the SCS field of use, we will purchase such product or component exclusively from Greatbatch. Furthermore, to the extent that the product or component will be used in the SCS field of use, but does not incorporate any of the intellectual property that we are licensing to Greatbatch, we must provide Greatbatch with a right of first refusal to match the terms of any third party supplier’s manufacturing proposal before entering into any definitive supply agreement with that third party with respect to such product or component.

The initial term of the supply agreement will run from its date of execution until the fifth anniversary of the date of FDA approval permitting sales of Algovita in the United States. The supply agreement will thereafter renew automatically for successive one year terms, unless we or Greatbatch provide notice of non-renewal at least three months prior to the end of such term. During the 180-day period prior to the expiration of the term and continuing until the date that is six months following the expiration of the term, if we intend to seek to purchase from a third party our requirements for any products, parts or components previously purchased under the supply agreement with Greatbatch, we must give Greatbatch notice of that fact prior to taking any steps towards engaging a third party, and thereafter negotiate exclusively and in good faith with Greatbatch for a period of ninety days with respect to that purchase. If these negotiations do not result in a definitive agreement, we must thereafter provide Greatbatch with a right of first refusal to match the terms of any third party supplier’s proposal before entering into any definitive supply agreement with that third party.

Our supply agreement with Greatbatch will contain general terms and provisions, including with respect to (i) part and component specifications, forecast planning and lead time requirements, (ii) delivery, payment and inspection requirements, (iii) warranty and indemnity provisions and (iv) quality requirements. Any intellectual property developed from the collaboration between us and Greatbatch under the supply agreement will be owned jointly with Greatbatch and will be subject to a joint determination by us and Greatbatch as whether to prosecute a patent with respect to such intellectual property. We believe that our supply agreement with Greatbatch will be substantially similar to prevailing industry contracts of this type, specifically as it relates to pricing, liabilities and payment terms.

Product Component Framework Agreement

In connection with the spin-off, we will also enter into a product component framework agreement providing Greatbatch with the exclusive right to supply us with products, parts and components necessary for production of future SNS or DBS neurostimulation devices that we may seek to commercialize. With respect to each of our future SNS and DBS neurostimulation devices, the term during which we will be required to purchase products, parts and components exclusively from Greatbatch will run from the date of substantial completion of the development of a device until the fifth anniversary of the date of FDA approval permitting commercial sales of such device in the United States or, with respect to any product that is never to be sold in the United States, the fifth anniversary of the regulatory approval necessary to permit commercial sale of such product outside of the United States. Upon substantial completion of the development of any SNS and DBS neurostimulation device, we will negotiate exclusively and in good faith with Greatbatch for a period of 120 days regarding entry into a definitive manufacturing and supply agreement with respect to such device, which manufacturing and supply agreement will contain terms, including with respect to profit margins, warranty periods and indemnification obligations, that are substantially similar to the terms of our supply agreement with Greatbatch. If we and Greatbatch are unable to execute a manufacturing and supply agreement during the 120 day negotiation period, we will be free to negotiate a manufacturing and supply agreement with respect to such device with a third party, but will be required to provide Greatbatch with a right of first refusal to match the terms of such third party supplier’s proposal before entering into any definitive supply agreement with such third party.

Lease Agreement

In connection with the completion of the spin-off, we will enter into a sublease agreement with Greatbatch Ltd. for 11,600 square feet of office space located in Plano, Texas, which we will use as our corporate headquarters. During the term of the sublease, we will pay Greatbatch Ltd. annual rent of $200,000 per annum. This sublease agreement will expire two years after the spin-off date.

LISTING AND TRADING OF OUR COMMON STOCK

Market for Our Common Stock

There is currently no public trading market for shares of Nuvectra common stock. Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR.” We cannot predict the trading prices for Nuvectra common stock before or after the spin-off date. The trading price of Nuvectra common stock is likely to fluctuate significantly, particularly until an orderly market develops, and is likely to be influenced by many different factors, including many of which are beyond our control. In addition, the combined trading prices of shares of Nuvectra common stock and Greatbatch common stock held by stockholders after the spin-off may be less than, equal to or greater than the trading price of the Greatbatch common stock prior to the spin-off.

Transferability of Our Shares of Common Stock

Our shares of common stock that will be distributed to Greatbatch’s stockholders in the spin-off will be freely transferable, unless the holder is considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include some or all of our executive officers and directors. As of                     , 2016 after giving effect to the spin-off, we estimate that our directors and executive officers will beneficially own approximately                  shares of our common stock. See “Security Ownership of Certain Beneficial Owners and Management.” Our affiliates may sell our shares of common stock received in the spin-off only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

We plan to file a registration statement on Form S-8 under the Securities Act to register                 shares of common stock that we expect to be authorized for issuance under our equity incentive plan. The shares covered by the S-8 registration statement will be shares of our common stock underlying outstanding stock options, restricted stock units, stock appreciation rights, restricted stock and other equity awards to be issued under our equity incentive plan. This registration statement will become effective immediately upon filing. Shares of our common stock issued pursuant to equity awards after the effective date of our registration statement on Form S-8, other than shares of our common stock issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

DIVIDEND POLICY

Following the spin-off, we do not intend to pay any cash dividends on Nuvectra common stock. The declaration and amount of any future dividends, however, will be determined by our Board of Directors and will depend on our financial condition, earnings, corporate strategy and capital requirements after the spin-off, and any other factors that our Board of Directors believes are relevant. The New Credit Facility, if entered into, is expected to contain covenants that will restrict our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization and cash and cash equivalents as of January 1, 2016 on (i) an actual basis and (ii) a pro forma basis to give effect to the following adjustments related to the spin-off:

•	the cash capital contribution by Greatbatch of $75.0 million to us;

•	the distribution of our shares of common stock in the spin-off and resulting elimination of Greatbatch’s net investment in Nuvectra; and

•	an adjustment to deferred taxes reflected on our combined financial statements to reflect Greatbatch’s prior use, in its consolidated federal income tax returns, of the net operating losses and federal research and development tax credits generated by Nuvectra.

See “Unaudited Condensed Combined Pro Forma Financial Statement” for a further description of these adjustments. Actual amounts as of January 1, 2016 have been derived from our audited historical combined balance sheet, which is included elsewhere in this information statement. You should read this table together with “Unaudited Condensed Combined Pro Forma Financial Statement,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and the related notes included elsewhere in this information statement.

	At January 1, 2016
(dollars in thousands)	Actual	Pro Forma
Cash and Cash Equivalents (1)	$202	$

Indebtedness	$—	$

Equity (2)(3):
Common stock, par value $0.001 per share, shares authorized and shares issued and outstanding on a pro forma basis	$—	$
Additional paid-in capital	—
Greatbatch’s net investment	162,934
Accumulated loss	(125,094)

Total equity	37,840

Total Capitalization	$45,398	$

(1)	Immediately prior to the completion of the spin-off, Greatbatch will make a cash capital contribution of $75.0 million to us. This cash capital contribution, together with our cash on hand and borrowings under the New Credit Facility, the availability of which will be subject to compliance with specified conditions and covenants, is in an amount that we estimate will, based on our current plans and expectations, meet our cash needs for approximately two years after the completion of the spin-off. After such time, we expect that we will be able to access the equity or debt capital markets for additional funding.
(2)	Assumes shares of common stock of Nuvectra outstanding, based upon Greatbatch shares outstanding on , 2016 and an expected distribution ratio of share of common stock of Nuvectra for every shares of common stock of Greatbatch.
(3)	For purposes of our combined financial statements, our income tax expense and deferred tax balances have been prepared as if we filed income tax returns on a stand-alone basis separate from Greatbatch. Historically, the net operating losses and federal research and development tax credits generated by Nuvectra have been utilized by Greatbatch, which files a consolidated federal income tax return. Thus, the deferred tax assets reflected in our combined financial statements will not be available for our use and all intercompany payables and receivables with Greatbatch related to these deferred tax assets will be effectively settled upon completion of the spin-off. For additional information regarding this adjustment, see note (b) of the notes to the Unaudited Condensed Combined Pro Forma Financial Statement.

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENT

The following unaudited condensed combined pro forma financial statement consists of the unaudited combined pro forma balance sheet as of January 1, 2016. The unaudited condensed combined pro forma financial statement reported below should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this information statement. For purposes of preparing our unaudited condensed combined pro forma financial statement, our condensed combined balance sheet has been adjusted to give effect to pro forma events that are (i) directly attributable to the spin-off transactions and (ii) factually supportable.

The unaudited condensed combined pro forma balance sheet as of January 1, 2016 has been derived from our combined balance sheet, which is included elsewhere in this information statement, and prepared as if the spin-off had occurred on January 1, 2016.

The unaudited condensed combined pro forma balance sheet as of January 1, 2016 has been adjusted to give effect to the following:

•	the cash capital contribution by Greatbatch of $75.0 million to us;

•	the distribution of our shares of common stock in the spin-off and resulting elimination of Greatbatch’s net investment in Nuvectra; and

•	an adjustment to deferred taxes reflected on our combined financial statements to reflect Greatbatch’s prior use, in its consolidated federal income tax returns, of the net operating losses and federal research and development tax credits generated by Nuvectra.

This unaudited condensed combined pro forma financial statement does not purport to represent what our financial condition would have been had these pro forma adjustments described above occurred on the date indicated. In addition, the unaudited condensed combined pro forma financial statement is provided for illustrative and informational purposes only and is not necessarily indicative of our financial condition as an independent publicly-traded company. The pro forma adjustments described above are factually supported based upon available information and assumptions that management believes are reasonable, but actual results may differ from these pro forma adjustments.

The combined statements of operations of Nuvectra include allocations of expenses from Greatbatch. We believe the allocation of general corporate overhead expenses from Greatbatch to Nuvectra was made on a reasonable basis. The indirect costs allocated to Nuvectra include costs related to the following support functions provided for us by Greatbatch: executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement and facilities. Following the spin-off, Greatbatch will continue to provide services related to certain of these functions for us on a transitional basis for a fee pursuant to the transition services agreement described in “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Transition Services Agreement.” These historical allocations may not be indicative of our future cost structure; however, no pro forma adjustments have been made because any potential changes associated with our being an independent publicly-traded company are estimates that are not factually supportable.

We also expect to incur additional incremental costs on a going forward basis in connection with operating as an independent publicly-traded company. We may also incur additional costs resulting from our spin-off from Greatbatch after the spin-off has been completed. These incremental costs are not included as pro forma adjustments as the total amount to be incurred by us is not estimable at this time.

Our pro forma basic and diluted loss per share for the year ended January 1, 2016 was $             . The number of shares of Nuvectra common stock used to compute pro forma basic loss per share for the year ended January 1, 2016 is

                , the number of shares expected to be outstanding immediately following the completion of the spin-off. We have not adjusted the number of shares expected to be outstanding immediately following the spin-off to reflect the payment of cash in lieu of fractional shares as the impact is not estimable at this time. Pro forma diluted shares outstanding were not adjusted for the potential dilution of shares related to equity-compensation awards expected to be granted to our employees, as the impact of those shares would be antidilutive.

NUVECTRA

UNAUDITED CONDENSED COMBINED PRO FORMA

BALANCE SHEET

(in thousands except share and per share data)

	At January 1, 2016
	Actual	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$202	$	(a)	$
Trade accounts receivable, net of allowance for doubtful accounts	417
Prepaid expenses and other current assets	145

Total current assets	764
Property, plant and equipment, net	4,469
Amortizing intangible assets, net	1,983
Goodwill	38,182

Total assets	$45,398	$		$

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and other current liabilities	$542	$
Amount due to non-controlling interests	6,818
Accrued bonuses	198

Total current liabilities	7,558
Long-term liabilities	—		(b)

Total liabilities	7,558

Equity:
Common stock, par value $0.001 per share, shares authorized and shares issued and outstanding on a pro forma basis	—		(c)
Additional paid-in capital	—		(a)(b)(c)
Greatbatch’s net investment	162,934		(c)
Accumulated loss	(125,094)

Total equity	37,840

Total liabilities and equity	$45,398	$		$

See the accompanying notes to Unaudited Condensed Combined Pro Forma Financial Statement

Notes to Unaudited Condensed Combined Pro Forma Financial Statement

(a)	Cash Capital Contribution

Represents the cash capital contribution of $75.0 million to us to be made by Greatbatch immediately prior to completion of the spin-off. This cash capital contribution, together with our cash on hand and borrowings under the New Credit Facility, the availability of which will be subject to compliance with specified conditions and covenants, is in an amount that we estimate will, based on our current plans and expectations, meet our cash needs for approximately two years after the completion of the spin-off. After such time, we expect that we will be able to access the equity or debt capital markets for additional funding.

(b)	Deferred Tax Adjustment

For purposes of our combined financial statements, our income tax expense and deferred tax balances have been prepared as if we filed income tax returns on a stand-alone basis separate from Greatbatch. Historically, the net operating losses and federal research and development tax credits generated by Nuvectra have been utilized by Greatbatch, which files a consolidated federal income tax return. Thus, the deferred tax assets reflected in our combined financial statements will not be available for our use and all intercompany payables and receivables with Greatbatch related to these deferred tax assets will be effectively settled upon completion of the spin-off. After removal of the deferred tax assets utilized by Greatbatch, as well as the corresponding valuation allowance, the appropriate net deferred tax liability will be established. As an independent publicly-traded company, our deferred taxes and effective tax rate may differ significantly from those in the historical periods.

(c)	Distribution Adjustments

Reflects the reclassification of Greatbatch’s net investment in Nuvectra as additional paid-in capital with a required balancing entry to reflect the par value of our common stock being distributed in the spin-off.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis describes the factors that had a material effect on our financial position, results of operations and cash flows during the year ended January 1, 2016 as compared to the year ended January 2, 2015. You should read this discussion and analysis in conjunction with our combined financial statements and the notes to those combined financial statements and the unaudited condensed combined pro forma financial statement and the notes to the unaudited condensed combined pro forma financial statement included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, contains forward-looking statements. Actual results could differ materially from those contained in any forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Introduction

Our results of operations after completion of the spin-off may be different than our results of operations prior to completion of the spin-off. These differences may result from, among other things, the impact of operating as an independent publicly-traded company, and the impact of, and transactions contemplated by, the separation and distribution agreement and various other transaction agreements between us and Greatbatch summarized under “Our Relationship with Greatbatch After the Spin-Off.”

This MD&A is intended to assist you in understanding the recent pre-spin-off performance of our business, our financial condition and our future prospects. The following will be discussed and analyzed:

•	Spin-Off From Greatbatch

•	Business Overview

•	Strategic and Financial Overview

•	Cost Savings and Consolidation Efforts

•	Discussion of Financial Results

•	Liquidity and Capital Resources

•	Critical Accounting Policies and Use of Estimates

•	Impact of Recently Issued Accounting Standards

•	Inflation

•	Off-Balance Sheet Arrangements

•	Legal Matters

•	Quantitative and Qualitative Disclosures About Financial Risk

Spin-Off From Greatbatch

On July 30, 2015, Greatbatch announced that it intended to spin-off Nuvectra and its neuromodulation medical device business from the remainder of its business through a tax-free distribution of all of the issued and outstanding shares of common stock of Nuvectra to the stockholders of Greatbatch on a pro rata basis. The entity being spun-off is composed of Nuvectra and its subsidiaries, Algostim and PelviStim, and Greatbatch’s NeuroNexus subsidiary, the shares of which are being transferred to us by Greatbatch in connection with the spin-off. Immediately prior to completion of the spin-off, QiG Group will convert from a limited liability company into Nuvectra Corporation, a Delaware corporation. Following the completion of the spin-off, Greatbatch’s stockholders will own 100% of the outstanding common stock of both Greatbatch and Nuvectra.

The spin-off will not require a vote by Greatbatch stockholders. The following discussion and analysis is based upon our combined operating results and financial condition. For additional information regarding our spin-off from Greatbatch, see “The Spin-Off.”

Business Overview

We are a neuromodulation medical device company focused on the development and commercialization of our neurostimulation technology platform for treatment of various disorders through stimulation of tissues associated with the nervous system. We operate as a single reportable segment. Algovita is the first application of our neurostimulation technology platform and is indicated for the treatment of chronic pain of the trunk and limbs. We are in the process of developing additional applications for our neurostimulation technology platform including applications for the SNS and DBS markets. We have entered into a development agreement with Aleva to develop our platform into a complete medical device for use in the DBS market for the treatment of Parkinson’s disease and essential tremor.

We submitted a premarket approval application for Algovita to the FDA in December 2013. On November 30, 2015, Greatbatch announced receipt of premarket approval for Algovita. We expect to launch Algovita commercially in the United States during the first half of 2016. Algovita obtained CE mark approval on June 17, 2014 through our notified body, TÜV SÜD America, and has been commercially available to patients in Germany and several other European countries since November 2014. Algovita is being commercialized through our Algostim subsidiary that is 100% owned by us as of January 1, 2016.

One of our other subsidiaries, PelviStim, is focused on the commercialization of our neurostimulation technology platform for SNS, and was also 100% owned by us as of January 1, 2016.

Prior to the fourth quarter of 2015, we owned 89% of Algostim and PelviStim. Under the operating agreements governing Algostim and PelviStim, we funded 100% of the expenses incurred by Algostim or PelviStim, as applicable, and no distributions were to be made to non-controlling interest holders of Algostim or PelviStim, as applicable, until we were reimbursed for these expenses. During the fourth quarter of 2015, we purchased the outstanding non-controlling interests of Algostim and PelviStim for $16.7 million of which $9.9 million was paid in 2015 and $6.8 million was accrued at January 1, 2016. Included in this amount was $6.9 million paid to Drees Holding LLC, which is a limited liability company of which Scott F. Drees, our Chief Executive Officer, is the principal owner and the sole managing director. Mr. Drees received his interests in Algostim and PelviStim in connection with entering into a long-term consulting agreement with us and prior to being appointed as our Chief Executive Officer in July 2015. Mr. Drees’ consulting agreement was terminated in connection with his agreeing to serve as our Chief Executive Officer. The purchase of the outstanding non-controlling interests was funded by a cash contribution from Greatbatch.

Our results also include the operations of our subsidiary NeuroNexus, which was originally acquired by Greatbatch in February 2012, the shares of which are being transferred to Nuvectra in connection with the spin-off. NeuroNexus offers high-value neural interface technology and devices across a wide range of functions including neuromonitoring and recording, electrical and optical stimulation, and targeted drug delivery applications that complement our existing neurostimulation technology platform. We intend to incorporate NeuroNexus’ technologies into our neurostimulation technology platform.

Our revenues include sales of neural interface technology, components and systems to the neuroscience and clinical markets and a limited release of Algovita in Europe. We expect that our future revenues will come primarily from sales of neurostimulation medical device products, including Algovita, particularly after it is launched commercially in the United States, technology licensing and royalty fees and development and engineering service fees.

Our expenses include an allocation of general corporate overhead expenses from Greatbatch relating to the following support functions provided for us by Greatbatch: executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement and facilities. These expenses have been charged to us on the basis of direct usage, when identifiable, with the remainder allocated primarily on a pro rata basis of estimated hours incurred, headcount, square footage, or other measures. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if we were an independent publicly-traded company or of the costs we will incur in the future after completion of the spin-off. Following the spin-off, Greatbatch will continue to provide services related to certain of these functions for us on a transitional basis for a fee pursuant to the transition services agreement described in “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Transition Services Agreement.” At this time, we are unable to determine what our expenses would have been on a standalone basis if we had operated as an unaffiliated entity for each period in which a statement of operations is presented.

Strategic and Financial Overview

We are a neuromodulation medical device company formed in 2008 to design and develop our neurostimulation technology platform for use in multiple different indications. Since our inception, the majority of our resources have been spent designing and developing Algovita. SCS was chosen as the first sector of the neurostimulation market to pursue as we believe that it is a high growth and established market, there is an established regulatory and reimbursement pathway, and we believe that there are significant unmet needs in the SCS market. We believe Algovita has significant competitive advantages over existing SCS systems since it is based on our differentiated neurostimulation technology platform that is user friendly and offers a broad set of capabilities.

We have a history of significant net losses and we expect to continue to incur net losses for the foreseeable future. We expect that future revenue growth will come largely from sales of Algovita in the United States market beginning in the first half of 2016.

Since submitting our premarket approval application for Algovita, we have accelerated the process of leveraging our neurostimulation technology platform for other sectors of the neurostimulation market such as DBS, SNS and other emerging indications.

We have entered into a development agreement with Aleva to develop our neurostimulation technology platform into a complete medical device for use in the DBS market for the treatment of Parkinson’s disease and essential tremor. Pursuant to the terms of the development agreement, Aleva will pay us $6 million in the aggregate, which is to be paid in five installments with the final installment due during the third quarter of 2017. In connection with this development partnership with Aleva, we expect, in the future, to enter into an exclusive license agreement with Aleva whereby we will license certain of our intellectual property rights to Aleva for use in the field of use consisting of DBS for the treatment of Parkinson’s disease and essential tremor in exchange for a royalty payment. In addition, in connection with the completion of the spin-off, Greatbatch will assign to us, based upon its equity ownership interest in Aleva, the right to receive, contingent upon the occurrence of a sale, asset transfer or other liquidity event with respect to Aleva, (i) a technology access success fee of up to CHF 7 million, with the actual amount to be received computed based upon the proceeds received by Aleva or its shareholders in the liquidity event and (ii) the right to receive a payment, upon the occurrence of the liquidity event, in an amount equal to the difference between the liquidity event proceeds to be received by Greatbatch based upon its equity ownership interest in Aleva and 19.9%, 15.5% or 10.0%, as may be applicable at such time based upon Greatbatch’s funding of future equity investments in Aleva, of the total amount of the proceeds received by Aleva or its shareholders upon the occurrence of the liquidity event.

We also intend to pursue other strategic partnerships to fund clinical and development costs of new products, expand our product distribution channels, improve our access to physicians and opinion leaders, supplement our product commercialization efforts, obtain assistance in performing clinical studies and post market studies, add specialized clinical or regulatory expertise or acquire or obtain access to complementary intellectual property.

The main factors driving the $3.0 million, or 14%, increase in our net loss from fiscal year 2014 to fiscal year 2015 were as follows:

•	Increase in SG&A salary and employee benefit costs as we begin to build our worldwide sales organization and hire various executive management and corporate support personnel in anticipation of and preparation for becoming an independent publicly-traded company;

•	Partially offset by: lower performance-based compensation expense of $1.0 million, which is accrued based upon the performance of Greatbatch; and

•	Lower expense due to cost savings from the shutdown of our Cleveland, Ohio facility.

Cost Savings and Consolidation Efforts

In 2014 and 2015, we recorded charges in Other Operating Expenses, Net related to the shutdown of our Cleveland, Ohio facility. This initiative was undertaken to better align our resources and improve our operational efficiencies and was completed in the fourth quarter of 2015. Total restructuring charges incurred in connection with this initiative were $1.1 million. See note 5 “Other Operating Expenses, Net” of the notes to our combined financial statements included elsewhere in this information statement for additional information.

Discussion of Financial Results

We utilize a fifty-two, fifty-three week fiscal year ending on the Friday nearest December 31. Fiscal years 2015 and 2014 ended on January 1, 2016 and January 2, 2015, respectively, and each contained fifty-two weeks.

	Year Ended		2015 vs. 2014
Dollars in thousands	January 1, 2016	January 2, 2015	$ Change	% Change
Sales
Neural interface components and systems	$3,920	$3,466	$454	13%
Algovita SCS system	1,318	230	1,088	100%

Total sales	5,238	3,696	1,542	42%
Cost of sales	3,371	1,769	1,602	91%

Gross profit	1,867	1,927	(60)	-3%
Gross profit as a % of sales	35.6%	52.1%
Selling, general and administrative expenses (“SG&A”)	10,541	6,704	3,837	57%
SG&A as a % of total operating expenses	40.1%	28.7%

Research, development, and engineering costs, net (“RD&E”)	15,430	16,572	(1,142)	-7%
RD&E as a % of total operating expenses	58.7%	70.9%
Other operating expenses, net	312	95	217	NA

Loss before provision for income taxes	(24,416)	(21,444)	2,912	-12%
Provision for income taxes	—	—	—	NA
Effective tax rate	0.0%	0.0%

Net loss	$(24,416)	$(21,444)	$(2,972)	-14%

Year Ended January 1, 2016 Compared With Year Ended January 2, 2015

Sales

Neural Interface Components and Systems. Neural interface components and systems consist of sales of neural interface technology, components, and systems to the neuroscience and clinical markets. The primary factor behind the 13% increase in sales from fiscal year 2014 to fiscal year 2015 was market growth as well as the introduction of the NeuroNexus SmartBox™ portable control and data streaming system, which was launched in the first quarter of 2014. SmartBox™ sales totaled $195 thousand for fiscal year 2014 compared to $448 thousand for fiscal year 2015. We do not believe that price fluctuations significantly impacted sales from fiscal year 2014 to fiscal year 2015.

Algovita SCS System. The increase in sales from fiscal year 2014 to fiscal year 2015 was due to the limited release of Algovita in Europe, which began during the fourth quarter of 2014. In November 2015, Greatbatch announced receipt of premarket approval for Algovita. We expect to launch Algovita commercially in the United States during the first half of 2016. We expect to continue to build our worldwide sales organization for Algovita consisting of direct sales representatives and independent sales agents in the United States and a network of distributors and independent sales agents outside of the United States to support future growth.

We have entered into a development agreement with Aleva to develop our neurostimulation technology platform into a complete medical device for use in the DBS market for the treatment of Parkinson’s disease and essential tremor. Pursuant to the terms of the development agreement, Aleva will pay us $6 million in the aggregate, which is to be paid in five installments with the final installment due during the third quarter of 2017.

Cost of Sales

Cost of sales consists of the costs of raw materials used in the manufacture of products, labor costs, amortization of technology intangibles, and plant and equipment depreciation and overhead. The primary driver behind the 91% increase in cost of sales from fiscal year 2014 to fiscal year 2015 was the increased revenue as discussed above. Cost of sales will continue to increase as our sales continue to grow.

From fiscal year 2014 to fiscal year 2015, our gross profit decreased $60 thousand, or 3%, and our gross profit as a percentage of sales, or Gross Margin, decreased to 35.6% in fiscal year 2015 from 52.1% in fiscal year 2014. These decreases were primarily due to the addition of Algovita sales in fiscal year 2015, which had a negative Gross Margin. The Algovita units sold during fiscal year 2015 had negative gross profit of $163 thousand as the cost of purchasing these units from Greatbatch was above their selling price given the low volume of production. The price we pay to Greatbatch for each Algovita system is governed by purchase orders with Greatbatch. Our entry into a supply agreement with Greatbatch in connection with the completion of the spin-off is not expected to materially impact the price we pay for Algovita or any of its components as compared to the price we paid for Algovita and its components prior to the spin-off given the current low volumes. We believe that our supply agreement with Greatbatch will be substantially similar to prevailing industry contracts of this type. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Supply Agreement” included elsewhere in this information statement for additional information regarding this supply agreement. However, going forward, our Gross Margin is expected to improve as sales volume increases. These Gross Margin improvements are not expected until after Algovita is launched in the United States.

Selling, General and Administrative Expenses

SG&A expenses consist primarily of personnel costs, including salary and employee benefits for our sales and marketing personnel and a corporate allocation from Greatbatch for personnel that support our general operations, such as information technology, executive management, financial accounting and human resources personnel. SG&A expenses increased $3.8 million, or 57%, from fiscal year 2014 to fiscal year 2015. This increase was primarily the result of increased salary and employee benefits as we begin to build our worldwide sales organization and hire executive management and corporate support personnel in anticipation of, and preparation for, becoming an independent publicly-traded company. This increase was partially offset by lower performance-based compensation, which is accrued based upon the performance of Greatbatch.

Going forward, we expect SG&A expenses to ramp up significantly as we build our worldwide sales organization consisting of direct sales representatives and independent sales agents in the United States and a network of distributors and independent sales agents outside of the United States. We expect that this will require recruiting appropriate direct sales representatives and independent sales agents, establishing a commercial infrastructure in the United States, and training our direct sales representatives and independent sales agents, and will require a significant investment by us. Thereafter, we expect that our sales representatives and independent sales agents will require lead time in the field to grow their network of accounts and produce sales results. We believe that successfully recruiting and training a sufficient number of productive sales representatives and independent sales agents is important in achieving our future growth objectives.

After the completion of the spin-off, our SG&A expenses will no longer include an allocation of corporate expenses from Greatbatch, but instead will reflect fees paid to Greatbatch to provide certain corporate support functions on a transitional basis under the transition services agreement as described in “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Transition Services Agreement.” These corporate allocations included charges for executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement, and facilities that totaled $1.1 million and $1.0 million of SG&A expenses for fiscal years 2015 and 2014, respectively. These expenses have been charged to us on a pro rata basis based upon estimated hours incurred, headcount, square footage, or other measures. We consider the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if we operated as an independent publicly-traded company or of the costs we will incur in the future after completion of the spin-off. At this time, we are unable to determine what our expenses would have been on a standalone basis if we had operated as an unaffiliated entity for each period in which a statement of operations is presented.

Research, Development and Engineering Costs, Net

RD&E costs primarily include salary and employee benefits for our specialists in software engineering, mechanical engineering, electrical engineering and graphical user interface design. Many of these specialists have considerable experience in neurostimulation-related products. Additionally, RD&E includes design verification testing (“DVT”) expenses, which include salary and employee benefits for our engineers who test the design and materials used in our medical devices. Partially offsetting RD&E costs were cost reimbursements from government grants that were awarded to NeuroNexus. RD&E costs were as follows (in thousands):

	Year Ended
	January 1, 2016	January 2, 2015
Research, development and engineering costs	$15,630	$17,237
Less: cost reimbursements	(200)	(665)

Total research, development and engineering costs, net	$15,430	$16,572

RD&E costs for fiscal year 2015 decreased $1.1 million, or 7%, from fiscal year 2014. This decrease was due to lower costs incurred for the development of Algovita, which was completed in 2014. These cost reductions were mainly achieved through the shutdown of our Cleveland, Ohio facility, which began during the second half of 2014. This decrease was also attributable to lower performance-based compensation, which is accrued based upon the performance of Greatbatch.

Partially offsetting these decreased costs was lower cost reimbursements due to the expiration of government grants in the second half of 2014 that were originally awarded to NeuroNexus, and which Greatbatch was not eligible to renew. Additionally, DVT costs increased $1.2 million, or 73%, from fiscal year 2014 to fiscal year 2015 as a result of the costs incurred for testing PelviStim. Going forward, we will incur DVT costs for other medical devices using our neurostimulation technology platform, but we do not expect DVT costs to rise to the level incurred during fiscal year 2013 of $5.8 million as we expect to leverage our existing neurostimulation technology platform for these devices or share these costs with strategic partners, such as Aleva.

We expect to invest in product development and clinical studies to improve and further develop our existing technologies and to expand the features offered in Algovita. We also intend to pursue strategic partnerships to fund clinical and development costs, in part or in full, of new products, expand our product distribution channels, improve our access to physicians and opinion leaders, supplement our product commercialization efforts, obtain assistance in performing clinical studies, add specialized clinical or regulatory expertise or acquire or obtain access to complementary intellectual property.

Other Operating Expenses, Net

Other operating expenses, net were comprised of the following (in thousands):

	Year Ended
	January 1, 2016	January 2, 2015
Cleveland facility shutdown	$271	$860
NeuroNexus integration income	—	(840)
Other expenses	41	75

	$312	$95

For additional information, see note 5 “Other Operating Expenses, Net” of the notes to our combined financial statements included elsewhere in this information statement.

Provision for Income Taxes

For purposes of the combined financial statements, our income tax expense and deferred tax balances have been prepared as if we filed income tax returns on a stand-alone basis separate from Greatbatch. As a stand-alone entity, our deferred taxes and effective tax rate may differ significantly from those in the historical periods.

During fiscal years 2014 and 2015, we recorded a valuation allowance for the amount of the deferred tax asset that was generated from our net losses and federal research and development tax credit earned to the extent they exceeded any deferred tax liability as it was more likely than not that the deferred tax asset generated from those activities will not be realized. Accordingly, our provision for income taxes for fiscal years 2014 and 2015 was $0. Historically, the net operating losses and federal research and development tax credits generated by Nuvectra have been utilized by Greatbatch, which files a consolidated federal income tax return. Thus, the deferred tax assets reflected in our combined financial statements will not be available to Nuvectra upon completion of the spin-off. See note 6 “Income Taxes” of the notes to our combined financial statements included elsewhere in this information statement for disclosures related to our income taxes.

Liquidity and Capital Resources

Greatbatch uses a centralized approach to cash management and financing of operations. We are currently a party to Greatbatch’s cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash is provided by Greatbatch to meet our financial obligations, which results in an increase in Greatbatch’s net investment in us as reflected in our combined balance sheets. This financing and cash pooling arrangement with Greatbatch will end in connection with the completion of the spin-off.

Greatbatch’s outstanding indebtedness owed to third parties and the related interest expense have not been allocated to us for any of the periods presented in our combined financial statements as we were not the legal obligor of the debt obligation and Greatbatch’s outstanding borrowings were not directly attributable to our operations.

We have incurred significant net losses and negative cash flows from operations since our inception and we expect to continue to incur additional net losses for the foreseeable future. We had negative cash flow from operations of $23.4 million and $19.8 million for the years ended January 1, 2016 and January 2, 2015, respectively, and an accumulated loss of $125.1 million as of January 1, 2016.

In February 2016, we entered into a non-binding term sheet for the New Credit Facility, pursuant to which we will have access to borrow, subject to compliance with specified conditions and covenants, up to $40 million in term loan financing in up to three draws and $5 million under a revolving line of credit. We expect to enter into the definitive documentation for the New Credit Facility on or near the spin-off date. See “— New Credit Facility” below for additional information regarding the New Credit Facility. As this term sheet is non-binding, there is no guarantee that the New Credit Facility will be available to us at the close of the spin-off.

Immediately prior to the completion of the spin-off, Greatbatch will make a cash capital contribution of $75.0 million to us, which we will use for the development and commercialization of Algovita and otherwise for general corporate purposes. This cash capital contribution, together with our cash on hand and borrowings under the New Credit Facility, the availability of which will be subject to compliance with specified conditions and covenants, is in an amount that we estimate will, based on our current plans and expectations, meet our cash needs for approximately two years after the completion of the spin-off. After such time, we expect that we will be able to access the equity or debt capital markets for additional funding. However, pursuant to the terms of the tax matters agreement with Greatbatch, for a period of two years following the date of the spin-off, we will be prohibited from (i) causing or permitting to occur any transaction or series of transactions, subject to certain exceptions provided under the U.S. federal income tax rules, in connection with which one or more persons would (directly or indirectly) acquire an interest in our capital stock that, when combined with any other acquisition of an interest in our capital stock that occurs after the spin-off, comprises 30% or more of the value or the total combined voting power of all interests that are treated as outstanding equity of Nuvectra for U.S. federal income tax purposes immediately after such transaction or, in the case of a series of related transactions, immediately after any transaction in such series; (ii) transferring, selling or otherwise disposing of 35% or more of our gross assets if such transfer, sale or other disposition would violate the IRS’ rules and regulations; (iii) liquidating our business or (iv) ceasing to maintain our active business. If we take any of these actions and such actions result in tax-related costs for Greatbatch, then we would generally be required to indemnify Greatbatch for such costs. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Tax Matters Agreement” for additional information regarding our tax matters agreement with Greatbatch. If we are unable to raise or are prohibited under the terms of the tax matters agreement with Greatbatch from raising additional funds when needed, we may be required to delay, reduce, or terminate some or all of our development plans.

Currently, we expect our research and development expenses for fiscal year 2016 to be approximately $15 million to $20 million. These expenditures are primarily to continue our research and development program to enhance Algovita and develop our neurostimulation technology platform for uses in indications outside of SCS. We expect to finance our expenditures using the cash on-hand from the Greatbatch capital contribution or from internally generated funds. We may increase, decrease or re-allocate our anticipated expenditures during any period based on industry conditions, the availability of capital or other factors. We believe that nearly all of our anticipated research and development expenditures are discretionary.

Net cash used in operating activities was $23.4 million for fiscal year 2015 compared to $19.8 million for fiscal year 2014. The primary component driving the change in cash used in operating activities was the increase in our net loss from operations (adjusted to exclude non-cash charges) and the payment of our fiscal year 2014 accrued bonuses during fiscal year 2015.

Net cash used in investing activities was $0.5 million for fiscal year 2015 compared to $1.3 million for fiscal year 2014. Cash used in investing activities related to the purchases of property, plant and equipment, or PP&E. During fiscal year 2015, Greatbatch contributed a building and certain fixed assets located in Blaine, Minnesota to us for use in our operations, which had a net book value of $1.8 million as these assets were now being fully utilized by Nuvectra. Previously, these assets were shared by various Greatbatch entities and costs were allocated to each entity by Greatbatch. Additionally, during fiscal year 2015, we transferred certain machinery and equipment with a net book value of $2.0 million, which previously had been used for DVT, to Greatbatch to utilize in the production of Algovita. For purposes of fiscal year 2015 combined cash flow statement, these transfers were treated as non-cash transactions.

Net cash provided by financing activities was $23.7 million for fiscal year 2015 compared to $20.3 million for fiscal year 2014. For fiscal year 2014, cash provided by financing activities was composed entirely of the investment provided by Greatbatch in order to fund our operations and working capital expenditures. For fiscal year 2015, cash provided by financing activities was composed of the investment provided by Greatbatch partially offset by the repurchase of non-controlling interests in Algostim and PelviStim, which was funded by a cash contribution from Greatbatch.

New Credit Facility

In February 2016, we entered into a non-binding term sheet for the New Credit Facility, consisting of a $40 million term loan and a $5 million revolving line of credit. Subject to the lenders’ completion of their due diligence procedures and the satisfaction of other conditions, we expect to enter into the definitive documentation for the New Credit Facility on or near the spin-off date. The closing of the New Credit Facility is conditioned upon, among other things, the completion of the spin-off; however, the spin-off is not conditioned on the availability of the New Credit Facility.

Under the terms of the New Credit Facility, the term loan will be available for funding, subject to compliance with specified conditions and covenants, in three tranches with (i) the initial tranche of $15.0 million funded at the closing of the New Credit Facility, (ii) the second tranche of $12.5 million available for draw for sixty days after achieving trailing six-month revenues of greater than $13.5 million at any point between December 31, 2016 and June 30, 2017, and (iii) the third tranche of $12.5 million available for draw for sixty days after achieving trailing six-month revenues of greater than $20 million at any point between June 30, 2017 and December 31, 2017. The term loan is expected to bear interest at the Wall Street Journal prime rate plus 4.15%, subject to an interest rate floor of 7.65%. The New Credit Facility will provide for interest-only payments on outstanding term loan borrowings for 18 months after the first borrowing, if the second tranche of the term loan is not drawn, or 24 months after the first borrowing, if the second tranche of the term loan is drawn, followed by 36 months, if the second tranche of the term loan is not drawn, or 30 months, if the second tranche of the term loan is drawn, of principal payments in equal amounts on outstanding term loan borrowings plus accrued interest payments.

In addition, under the terms of the New Credit Facility, we will have access to a $5 million revolving line of credit, subject to an advance rate equal to 80% of eligible accounts receivable. This revolving line of credit is expected to have a maturity date that is two years from the date of execution of the definitive documentation for the New Credit Facility. The revolving line of credit is expected to bear interest at the Wall Street Journal prime rate plus 3.45%, subject to an interest rate floor of 6.95%. Interest on outstanding borrowings under the revolving line of credit is due monthly. Additionally, our outstanding accounts receivable is expected to be processed through a cash collection account and lockbox at one of the lenders for the New Credit Facility, all amounts collected will be applied to reduce the outstanding principal amount of the revolving line of credit on a daily basis.

Under the terms for the New Credit Facility, we will pay a commitment fee in an amount equal to 0.50% of the aggregate principal amount of the term loan and the revolving line of credit. In addition, we will pay a final payment fee in an amount equal to 7.75% of the funded amount of the term loan, which final payment fee is due at the time of the final principal payment for the New Credit Facility or upon early termination of the New Credit Facility. To the extent that we satisfy the conditions and covenants to allow for drawing on the second or third tranches of the term loan, but do not draw upon such tranche prior to the availability expiration date, we will pay a non-use fee of 2.00% of the unfunded amount of such tranche. Finally, upon a draw of a tranche of the term loan, we expect to issue warrants to the lenders to purchase a number of shares of our common stock with a notional value equal to 4.5% of the funded amount of such tranche, with all warrants issued at such time of a tranche funding having an exercise price equal to the lower of the average closing price of our common stock for the ten previous days of trading or the closing price of our common stock on the day prior to such tranche funding. Each warrant is expected to be exercisable for ten years from the date of issuance.

In connection with arranging the New Credit Facility, we will pay Piper Jaffray an arrangement fee in an amount equal to 2.50% of the aggregate principal amount of the New Credit Facility.

The definitive documentation for the New Credit Facility is expected to include affirmative and negative covenants, including an affirmative covenant regarding minimum revenue requirements, prohibitions on the payment of cash dividends on our capital stock and restrictions on mergers, sales of assets, investments, incurrence of liens, incurrence of indebtedness and transactions with affiliates. The definitive documentation is also expected to include a prepayment fee for the prepayment of the outstanding term loan balance prior to the maturity date in an amount equal to 3.00% of the prepaid term loan balance for a prepayment made during the first year after closing, 2.00% of the prepaid term loan balance for a prepayment made during the second year after closing and 1.00% of the prepaid term loan balance for a prepayment made thereafter. Our obligations under the New Credit Facility will be secured by substantially all of our assets, except for our intellectual property, which is expected to be subject to a negative pledge covenant.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of financial conditions and results of operations are based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. Preparation of our combined financial statements in accordance with GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. The methods, estimates, and judgments we use in applying our accounting policies have a significant impact on the results we report in our combined financial statements and MD&A. Management considers an accounting estimate to be critical if (1) it requires assumptions to be made that were uncertain at the time the estimate was made; and (2) changes in the estimate or different estimates that could have been selected could have a material impact on our combined financial statements. Our critical accounting policies and estimates are described below. We also have other accounting policies that we consider key accounting policies, such as our accounting policies regarding revenue recognition; however, these accounting policies do not meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments that are difficult or subjective at the time made and that could materially impact our combined financial statements.

Combined results of operations, financial condition and cash flows of Nuvectra

We have historically operated as part of Greatbatch and not as a separate stand-alone entity. Our combined financial statements have been prepared on a “combined” basis from the consolidated financial statements of Greatbatch to represent our financial position and performance as if we existed on a stand-alone basis during each of the fiscal years presented in the combined financial statements; and as if Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC, Topic 810, “Consolidation,” had been applied throughout. Our combined financial statements have been prepared in conformity with GAAP, by aggregating financial information from the components of Nuvectra described in note 1 “Summary of Significant Accounting Policies” of the notes to our combined financial statements, included elsewhere in this information statement. The accompanying combined financial statements only include assets and liabilities that management has determined are specifically identifiable with us and allocations of direct costs and indirect costs attributable to our operations. Indirect costs relate to certain support functions that are provided on a centralized basis within Greatbatch. The support functions provided to us by Greatbatch include executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement, and facilities.

Corporate overhead allocations from Greatbatch for the year ended January 1, 2016 and January 2, 2015, amounted to $2.8 million and $3.0 million, respectively. These expenses have been charged to us on a pro rata basis based upon estimated hours incurred, headcount, square footage, or other measures. Management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if we were an independent publicly-traded company or of the costs we will incur in the future. At this time, we are unable to determine what our expenses would have been on a standalone basis if we had operated as an unaffiliated entity for each period in which a statement of operations is presented.

Valuation of goodwill and other identifiable intangible assets

When we acquire a company, we allocate the purchase price to the tangible and intangible assets we acquire and liabilities we assume based on their fair value at the date of acquisition. Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. In addition to goodwill, some of our historical intangible assets were considered non-amortizing intangible assets as they are expected to generate cash flows indefinitely. Goodwill and indefinite-lived intangible assets are not amortized but are required to be assessed for impairment on an annual basis or more frequently if certain indicators are present. Definite-lived intangible assets are amortized over their estimated useful lives and are assessed for impairment if certain indicators are present.

Greatbatch’s goodwill has resulted from multiple historical acquisitions. These acquisitions were integrated into Greatbatch including its QiG Group reporting unit. A portion of the assets acquired by Greatbatch giving rise to this goodwill (i.e., work force intangibles) will be allocated to us in connection with the spin-off. Accordingly, $38.2 million of Greatbatch’s historical Goodwill was allocated to us based upon the relative fair value method as of December 2013. This date was chosen as this was the date QiG Group became a reportable segment for Greatbatch after its corporate realignment. The following discussion of assumptions and approach used describes the methodology we used for both our annual impairment tests and the initial relative fair value allocation.

Assumptions/Approach Used. We base the fair value of identifiable intangible assets on detailed valuations that use information and assumptions provided by management. The fair values of intangible assets are determined using one of three valuation approaches: market, income or cost. The selection of a particular method depends on the reliability of available data and the nature of the asset. The market approach values the asset based on available market pricing for comparable assets. The income approach values the asset based on the present value of risk adjusted cash flows projected to be generated by that asset. The projected cash flows for each asset considers multiple factors from the perspective of a marketplace participant, including current revenue from existing customers, attrition trends, reasonable contract renewal assumptions, royalty rates and expected profit margins giving consideration to historical and expected margins. The cost approach values the asset by determining the current cost of replacing that asset with another of equivalent economic utility. The cost to replace the asset reflects the estimated reproduction or replacement cost, less an allowance for loss in value due to depreciation or obsolescence, with specific consideration given to economic obsolescence if indicated.

We perform an annual review on the last day of each fiscal year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill and other indefinite-lived intangible assets are impaired. We assess goodwill for impairment by comparing the fair value of our reporting unit to its carrying value to determine if there is potential impairment. When evaluating goodwill for impairment, we may first perform an assessment of qualitative factors, referred to as the “step-zero” approach, to determine if the fair value of the reporting unit is more-likely-than-not greater than its carrying amount. If, based on the review of the qualitative factors, we determine it is more-likely-than-not that the fair value of the reporting unit is greater than its carrying value, the required two-step quantitative impairment test can be bypassed. If we do not perform a qualitative assessment or if the fair value of the reporting unit is more-likely-than-not less than its carrying value, we must perform the two-step quantitative impairment test, and calculate the estimated fair value of the reporting unit. If, based upon the two-step impairment test, it is determined that the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Fair value for the reporting unit is determined based on the income, cost and market approaches. Indefinite-lived intangible assets are evaluated for impairment by using the income approach. Definite-lived intangible assets are reviewed at least quarterly to determine if any conditions exist or a change in circumstances has occurred that would indicate impairment or a change in their remaining useful life.

We do not believe that the goodwill allocated to us is at risk of failing step one of future annual impairment tests unless operating conditions significantly deteriorate, given the results of our 2015 step zero qualitative analysis, as well as the significant amount that our estimated fair value for these assets was in excess of their respective book values as of January 3, 2014, the date of our last step one impairment test. Examples of a significant deterioration in operating conditions for us could include the following: regulatory non-approval of new medical device systems, lack of market acceptance, discontinuation of significant development projects, technology obsolescence or failure of technology, among others.

Effect of Variation of Key Assumptions Used. The use of alternative valuation assumptions, including estimated cash flows and discount rates, and alternative estimated useful life assumptions could result in significant changes to our intangible asset fair value estimates. These changes in fair value estimates could impact the amount and timing of future intangible asset amortization expense and/or result in impairment losses.

As part of our 2015 step zero qualitative analysis, we made certain assumptions by evaluating factors including, but not limited to, macro-economic conditions, market and industry conditions, cost factors, competitive environment, parent company share price fluctuations, results of the last impairment test, and the operational stability and the overall financial performance of the reporting unit. We also made assumptions involving the projections of future revenues and expenses that impacted the results of our step-zero impairment analysis. Significant changes in these estimates and assumptions could create future impairment losses to our goodwill.

For the last step one impairment test for Nuvectra, which was performed as of January 3, 2014, and the initial relative fair value allocation, the fair value for our Nuvectra reporting unit was determined through the use of the income, cost and market approaches. The projected cash flows used to determine the fair value of the Nuvectra reporting unit were based upon internal revenue and expense projections, discount rates and probability of success factors based upon the stage of completion of the medical device projects within Nuvectra. At the time our impairment test was performed in January 2014, our revenue projections were expected to increase as market share was garnered by Algovita and other medical devices. At the time our impairment test was performed in January 2014, as most of our products were then currently in the clinical and development stage, projected market share penetration rates were assumed to grow from low single digits in the early years up to maximum market share penetration rates that ranged between 6% and 15%. Our discounted cash flow analysis included a discount rate of 20% and probability of success factors that ranged from 75% to 90%. The fair value calculation for Nuvectra was corroborated with market data such as recent acquisitions for comparable companies, analyst reports and discussions with potential strategic partners of Nuvectra.

For our indefinite-lived intangible assets, we make estimates of future revenues and discount rates. Significant changes in these estimates could create future impairments of these assets. Estimation of the useful lives of indefinite- and definite-lived intangible assets is based upon the estimated cash flows of the respective intangible asset and requires significant management judgment. Events could occur that would materially affect our estimates of the useful lives. Significant changes in these estimates and assumptions could change the amount of future amortization expense or could create future impairments of these intangible assets. The way we allocate resources and evaluate our businesses determines the reporting unit level which goodwill is tested for impairment. Significant changes to our reporting unit could create future impairments of goodwill.

As of January 1, 2016, we have $40.2 million of intangible assets recorded on our combined balance sheet representing 88% of our total assets. This includes $2.0 million of amortizing intangible assets and $38.2 million of goodwill.

Tangible long-lived assets

Property, plant and equipment are carried at cost. The cost of property, plant and equipment is charged to depreciation expense over the estimated life of the operating assets primarily using straight-line rates. Tangible long-lived assets are subject to impairment assessment if certain indicators are present.

Assumptions/Approach Used. We assess the impairment of tangible long-lived assets when events or changes in circumstances indicate that the carrying value of the asset (asset group) may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to: a significant decrease in the market price of the asset (asset group); a significant change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; a significant change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the construction; a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Recoverability potential is measured by comparing the carrying amount of the asset (asset group) to the related total future undiscounted cash flows. The projected cash flows for each asset (asset group) considers multiple factors, including current revenue from existing customers, proceeds from the sale of the asset (asset group), reasonable contract renewal assumptions, and expected profit margins giving consideration to expected margins. If an asset’s (assets group’s) carrying value is not recoverable through related undiscounted cash flows, the asset (asset group) is considered to be impaired. Impairment is measured by comparing the asset’s (asset group’s) carrying amount to its fair value. When it is determined that useful lives of assets are shorter than originally estimated, and there are sufficient cash flows to support the carrying value of the assets, we accelerate the rate of depreciation in order to fully depreciate the assets over their shorter useful lives.

Effect of Variation of Key Assumptions Used. Estimation of the cash flows and useful lives of tangible assets that are long-lived requires significant management judgment. Events could occur that would materially affect our estimates and assumptions. Unforeseen changes in operations or technology could substantially alter the assumptions regarding the ability to realize the return of our investment in long-lived tangible assets or the useful lives, particularly with respect to the likelihood of research and development success. Significant changes in these estimates and assumptions could change the amount of future depreciation expense or could create future impairments of these long-lived tangible assets (asset groups).

As of January 1, 2016, we have $4.5 million of tangible long-lived assets recorded on our combined balance sheet representing 10% of our total assets.

Provision for income taxes

For purposes of our combined financial statements, our income tax expense and deferred tax balances have been prepared as if we filed income tax returns on a stand-alone basis separate from Greatbatch. As a stand-alone entity, our deferred taxes and effective tax rate may differ significantly from those in the historical periods. Our combined financial statements have been prepared using the asset and liability approach in accounting for income taxes, which requires the recognition of deferred income taxes for the expected future tax consequences of net operating losses, credits, and temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

Assumptions/Approach Used. In recording the provision for income taxes, management must estimate the future tax rates applicable to the reversal of temporary differences based upon the timing of expected reversal. Also, estimates are made as to whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. If recovery is not likely, we must increase our provision for income taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. Alternatively, we may make estimates about the potential usage of deferred tax assets that decrease our valuation allowances.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for uncertain tax positions when we believe that certain tax positions do not meet the more likely than not threshold. As of January 1, 2016, we maintained no reserve related to unrecognized tax benefits. We adjust these reserves in light of changing facts and circumstances, such as the outcome of a tax audit or the lapse of statutes of limitations. The provision for income taxes includes the impact of reserve provisions and changes to the reserves that are considered appropriate.

Effect of Variation of Key Assumptions Used. Changes could occur that would materially affect our estimates and assumptions regarding deferred taxes. Changes in current tax laws and tax rates could affect the valuation of deferred tax assets and liabilities, thereby changing the income tax provision. Also, significant declines in taxable income could materially impact the realizable value of deferred tax assets. At January 1, 2016, we had $50.4 million of gross deferred tax assets on our Combined Balance Sheet and a valuation allowance of $49.6 million has been established for certain deferred tax assets as it is more likely than not that they will not be realized. Historically, the net operating losses and federal research and development tax credits generated by Nuvectra have been utilized by Greatbatch, which files a consolidated federal income tax return. Thus, the deferred tax assets reflected in our combined financial statements will not be available to us upon completion of the spin-off.

Impact of Recently Issued Accounting Standards

In the normal course of business, we evaluate all new accounting pronouncements issued by the FASB, the SEC, the Emerging Issues Task Force, or EITF, or other authoritative accounting bodies to determine the potential impact they may have on our combined financial statements. See note 1 “Summary of Significant Accounting Policies” of the notes to our combined financial statements included elsewhere in this information statement for additional information about these recently issued accounting standards and their potential impact on our financial condition or results of operations.

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Inflation

We do not believe that inflation and changes in prices have had a significant impact on our operating results or the geographic areas in which we operate for any of the periods presented in our combined financial statements.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Legal Matters

We are a party to various legal actions arising in the normal course of business. While management does not expect that the ultimate resolution of any of these pending actions will have a material effect on our results of operations, financial position, or cash flows, litigation is subject to inherent uncertainties. As such, there can be no assurance that any pending legal action, which management currently believes to be immaterial, does not become material in the future.

Quantitative and Qualitative Disclosures About Financial Risk

Greatbatch uses a centralized approach to manage substantially all of its cash and to finance its operations. As a result, debt and cash maintained at Greatbatch are not included in our combined financial statements. Accordingly, our current financial risk exposures are insignificant. We are not currently exposed to any interest rate risk, as historically separate cash accounts were not significant and we have no outstanding indebtedness. Given that we perform ongoing credit evaluations of our customers, we do not believe that we have any significant concentrations of credit risk. Going forward upon the completion of the spin-off, we will be exposed to limited market risk related to fluctuations in market prices and, if we enter into the New Credit Facility, we will be subject to interest rate risk as both the term loan and the revolving line of credit under the New Credit Facility are each expected to bear interest at the Wall Street Journal prime rate plus a fixed spread, subject to an interest rate floor. We have not and do not intend to enter into investments for trading or speculative purposes. In addition, we have not used any derivative financial instruments to manage our interest rate risk exposure.

We do not have any material foreign currency exchange rate risk as our revenues and operating expenses are predominately denominated in U.S. dollars.

We will enter into a long-term supply agreement with Greatbatch for the manufacture and supply of Algovita and its components. For most products, parts and components of Algovita, Greatbatch is our single or sole source supplier, and therefore we are dependent on Greatbatch to manufacture Algovita and its components. An inability to obtain a sufficient quantity of Algovita or any of its components could have a material adverse impact on our business, financial condition and results of operations.

As discussed in note 1 “Summary of Significant Accounting Policies” of the notes to our combined financial statements included elsewhere in this information statement, the accompanying combined financial statements have been prepared from separate records maintained by us and may not necessarily be indicative of the conditions that would have existed or our results of operations if we had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from Greatbatch applicable to us as a whole. These expenses have been charged to us on a pro rata basis based upon estimated hours incurred, headcount, square footage, or other measures. Management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if we were an independent publicly-traded company or of the costs we will incur in the future. At this time, we are unable to determine what our expenses would have been on a standalone basis if we had operated as an unaffiliated entity for each period in which a statement of operations is presented.

BUSINESS

Overview

Nuvectra is a neuromodulation medical device company initially focused on the development and commercialization of our neurostimulation technology platform for treatment of various disorders through stimulation of tissues associated with the nervous system. Our neurostimulation technology platform has the capability to provide treatment to patients in several established neurostimulation markets such as SCS, SNS or DBS, and other emerging neurostimulation markets. Algovita is the first application of our neurostimulation technology platform and is indicated for the treatment of chronic pain of the trunk and limbs. We are in the process of developing additional applications for our neurostimulation technology platform. Algovita brings to market a user friendly, robust and flexible design with a broad set of product capabilities and advanced technology. We believe Algovita is well positioned to compete in and help grow the existing SCS market, currently estimated to be approximately $1.6 billion globally. In addition, we believe our neurostimulation technology platform is well positioned to compete in the SCS, SNS and DBS portions of the worldwide neurostimulation market, which we estimate to be approximately $2.6 billion in size. We are currently working to develop our platform into complete medical device systems for use in the SNS markets. We have entered into a development agreement with Aleva to develop our platform into a complete medical device for use in the DBS market for the treatment of Parkinson’s disease and essential tremor. To date, we have not conducted any clinical trials with respect to the use of our neurostimulation technology platform for applications in the SNS or DBS markets. In addition, we have not yet obtained, or begun the process of obtaining, the necessary regulatory approvals needed for the sale of our neurostimulation technology platform for applications in the SNS or DBS markets.

On November 30, 2015, Greatbatch announced receipt of premarket approval for Algovita from the FDA. We expect to launch Algovita commercially in the United States during the first half of 2016. Outside of the United States, Algovita obtained CE mark approval in June 2014 and is indicated for the treatment of chronic intractable pain of the trunk or limbs. Algovita is reimbursable under existing SCS codes in the United States, the European Union and Australia, and has been commercially available to patients in Germany and several other European countries since November 2014.

We believe Algovita has significant competitive advantages over other SCS systems. Algovita uses our differentiated neurostimulation technology platform that is user friendly and offers a broad set of capabilities. We believe Algovita’s robust product design will help minimize early therapy failures. In addition, our neurostimulation technology platform is designed to be upgradeable, thereby enabling next generation treatment offerings. To drive future growth, we will expand our sales and marketing organization to promote awareness and demonstrate the value of Algovita among surgeons, referring physicians and patients.

We will own the patents and patent applications that embody the intellectual property underlying our neurostimulation technology platform.

We believe pursuing use of our neurostimulation technology platform for additional indications presents a compelling opportunity to leverage our existing technology and drive future growth. We expect to invest in product development and clinical studies to improve and further develop our existing technologies, to expand the features offered in Algovita and to enter other established markets, such as SNS and DBS. We also intend to pursue strategic partnerships to fund clinical and development costs, in part or in full, of new products, expand our product distribution channels, improve our access to physicians and opinion leaders, supplement our product commercialization efforts, obtain assistance in performing clinical studies, add specialized clinical or regulatory expertise or acquire or obtain access to complementary intellectual property. We believe our development agreement with Aleva is an example of this type of strategic partnership.

Our NeuroNexus subsidiary is the neuroscience and clinical research portion of our business. NeuroNexus works closely with researchers to develop and refine new tools that aid and advance neuroscience research. NeuroNexus designs, manufactures and sells neural interface systems, to include high quality, high density microelectrode arrays, custom designed probes, electrode instrumentation and accessories. In addition, the NeuroNexus team has years of neuroscience research experience to help facilitate successful research projects and provide insight to minimize known challenges.

Nuvectra was initially organized as a limited liability company in Delaware on November 14, 2008, under the name SDI Group, LLC, which was subsequently changed to QiG Group, LLC. Immediately prior to completion of the spin-off, QIG Group, LLC will convert into Nuvectra Corporation, a Delaware corporation. We have a history of significant net operating losses and we expect to continue to incur net operating losses for the foreseeable future.

Market Overview

We intend to compete generally in the broad neuromodulation market, but are initially focused on the neurostimulation market. The neurostimulation market is comprised of multiple individual markets each focused on the treatment of various indications through delivery of stimulation to a targeted site of the body such as SCS, SNS and DBS. We estimate the SCS, SNS, and DBS market size at $2.6 billion in 2014, growing at an estimated 7.5% compound annual growth rate through 2018. We will compete in the spinal cord stimulation market with Algovita. We intend to compete in the SNS and DBS markets with products based on our neurostimulation technology platform that are currently in development. In addition, we intend to compete in the DBS market for the treatment of Parkinson’s disease and essential tremor with a product that we will develop with Aleva that uses our neurostimulation technology platform. There are additional and emerging neurostimulation markets that we may compete in with future products.

Spinal Cord Stimulation

SCS therapy has been used to treat chronic pain for over 40 years, and is indicated as a treatment option for chronic pain patients who have not achieved relief through conventional medical management. SCS therapy operates by delivering electrical signals to the spinal cord through thin wires called leads, which are placed near the spinal cord and are energized by a small battery-powered IPG implanted under the skin. Electrodes located at the end of the leads deliver electrical signals to the spinal cord. These electrical signals “override” the pain signals being sent to the brain resulting in relief for the patient.

Approximately 1.5 billion people worldwide and 100 million adults in the United States suffer from chronic pain. Chronic pain can lead to reduced quality of life, increased incidence of depression and sleep deprivation. In the United States, chronic pain results in an estimated incremental cost of health care of approximately $300 billion per year.

According to market research and our internal estimates, in 2014, the size of the worldwide SCS market was estimated at approximately $1.6 billion, with approximately 72% of that market located in the United States. We believe the smaller market opportunity outside the United States is primarily the result of restrictions on procedure reimbursement. The worldwide size of the SCS market is projected to grow to an estimated $2.0 billion by 2018, a 6% compound annual growth rate, supported by additional penetration of the therapy in established markets, a growing base of physician implanters and increasing acceptance of SCS therapy as an effective and viable treatment option in emerging markets.

Based on our estimate of approximately 50,000 SCS systems having been implanted in the United States in 2014, and our estimate that there are approximately one million potential patients in the United States, we believe SCS therapies have penetrated less than 10% of the United States market. We believe the following factors have limited market adoption of SCS therapies in the United States:

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Challenges in sustaining long-term pain therapy. SCS therapy has historically had challenges maintaining long-term effectiveness due to the limitations of existing systems and the nature of chronic pain. Historically, SCS systems have been prone to early therapy failures as a result of device malfunction, lead and extension breakage and an inability to adjust the system to respond to changes in patient needs, such as the need to deliver additional power to cover new pain locations. For example, in the published literature, SCS systems have been found to have an aggregate 22% failure rate resulting from a 13% failure rate for lead migration, where leads move out of position after being implanted, and a 9% failure rate for lead breakage, where leads break after being implanted. SCS systems are also challenged by the dynamic nature of chronic pain, which can increase in intensity or spread to other areas in the body.

•	Existing SCS devices are complicated and not user friendly. Most existing SCS systems on the market are a continuation of legacy designs. These systems, whether pre-operatively, intra-operatively or during long-term pain management, are generally difficult to use. Market research confirms that physicians and patients both want devices that are easier to use. Patients not only want effective pain relief and ease of use, but also want discreet and comfortable systems.

•	Lack of market awareness of successful SCS therapies. We believe the SCS market is under-penetrated and the patient population is under-served. We believe this results from a lack of awareness by patients and physicians of SCS therapies and their potential benefits. We believe referring physicians are generally unaware of recent advances in efficacy of SCS therapies and, in many cases, are unwilling to refer patients to physicians that specialize in chronic pain and the use of SCS therapies.

Sacral Nerve Stimulation

SNS is a well-established treatment option for refractory symptoms of overactive bladder, including urinary frequency and/or urgency, with or without urge incontinence, and chronic fecal incontinence. Approved by the FDA in 1997 for initial indications of urinary frequency/urgency and urge incontinence, the American Urologic Association, or the AUA, includes the therapy in its treatment guidelines as a “third line” option along to be considered after failure of first (behavioral) and second (drug) line options. According to the International Continence Society, there are over 400 million people worldwide who suffer from symptoms of urinary and fecal incontinence. Unlike other third line therapies, SNS is also approved by the FDA for the treatment of idiopathic non-obstructive urinary retention and fecal incontinence.

SNS involves sending mild electrical pulses to the sacral nerve, typically sacral spinal nerve S3, through a lead connected to an IPG, similar to the therapy provided by a pacemaker. The impulses modulate the reflexes between the pelvic floor, urethral sphincter, bladder and bowel. SNS helps the brain and nerves to communicate so that the bladder and related muscles can function properly. An advantage of SNS as compared to other potential therapies is that it is tested and evaluated by the patient and physician prior to long-term therapeutic use. This evaluation period gives patients and physicians an opportunity to determine whether adequate symptom relief is achievable, often in as few as three to seven days. Implantation of the SNS device is a minimally invasive procedure performed on an outpatient basis under sedation or general anesthesia.

According to market research and our internal estimates, the worldwide SNS market in 2014 was estimated to be $520 million and is expected to grow to $750 million by 2018, a 9.5% compound annual growth rate. SNS is the second most commonly performed neurostimulation therapy behind SCS with over 175,000 SNS devices implanted for overactive bladder since 1994. Currently, there is only one FDA-approved implantable SNS device available on the market in the United States.

Deep Brain Stimulation

DBS uses mild electrical pulses from leads connected to an IPG to stimulate specific targets in the brain. These pulses either inhibit or stimulate nerve signals, thereby offering relief for certain neurological conditions, which include movement and psychiatric disorders. Currently, the FDA has approved DBS for the treatment of Parkinson’s disease and essential tremor. An estimated one million people in the United States and between seven to ten million people worldwide suffer from Parkinson’s disease and ten million people in the United States suffer from essential tremor. The FDA has also approved DBS for treatment of dystonia and obsessive-compulsive disorders under a humanitarian device exemption. DBS is also currently being investigated as a therapy for other neurological disorders, such as epilepsy, treatment-resistant major depression and Alzheimer’s disease.

According to market research and our internal estimates, the worldwide DBS market in 2014 was estimated to be $540 million and is expected to grow to $790 million by 2018, a 10% compound annual growth rate. DBS is the third most commonly performed neurostimulation therapy behind SCS and SNS with over 125,000 DBS devices implanted for Parkinson’s disease, essential tremor and dystonia since 1995. We expect that the DBS worldwide market will likely continue to experience double-digit growth due to an increasingly aging population and an increase in neurodegenerative disorders.

We believe our multi-current neurostimulation technology platform may provide distinct advantages in providing DBS therapies where specific electrical field control and nerve selectivity can be very important. Our neurostimulation technology platform, in combination with new concepts in DBS lead design, may provide new benefits in DBS therapy delivery. We have entered into a development agreement with Aleva to develop our neurostimulation technology platform into a complete medical device for use in the DBS market for the treatment of Parkinson’s disease and essential tremor.

Additional and Emerging Indications

There are other established and emerging neurostimulation indications that may be a source of potential opportunity for Nuvectra and our neurostimulation technology platform. We believe we may be able to leverage our neurostimulation technology platform to capitalize on opportunities in indications such as Vagal Nerve Stimulation, or VNS, and Peripheral Nerve Stimulation, or PNS. VNS is approved for the treatment of epilepsy, depression and eating disorders. Research is ongoing for the use of VNS in the treatment of heart failure and rheumatoid arthritis. PNS is approved outside the United States for treatment of chronic pain. PNS is also an emerging approach to treat chronic headaches and post-amputation “phantom limb” pain.

Our Competitive Strengths

We believe a number of competitive advantages distinguish us from our competitors:

•	Differentiated neurostimulation technology platform. Our neurostimulation technology platform incorporates technological advances that we believe will provide us with competitive advantages in the marketplace and provide meaningful benefits to both physicians and patients as compared to existing alternatives. The IPG component of our platform is capable of delivering a broad spectrum of outputs and pulse delivery ranges through its 26 independent current sources. This allows precise control over the stimulation field and improves targeting of the therapy. The IPG features a powerful chipset that enables new waveforms, stimulation outputs and embedded features that can be activated in the future. The IPG uses the Medical Implant Communication Service, or MICS, to send and receive data from external sources through a secure communication protocol system. Our diverse lead portfolio provides additional capabilities for tailoring therapy to a wider spectrum of patients.

•	Broad range of Algovita capabilities. Algovita is based on our differentiated neurostimulation technology platform and features a broad range of technical capabilities, including 26 independent current sources, algorithmic programming, broad pulse delivery ranges and a powerful chip set for targeted SCS therapy delivery. We believe these capabilities provide Algovita with greater flexibility in tailoring the therapy to a wider spectrum of SCS patients than the flexibility provided by the current generation of SCS systems that are presently available on the market.

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Algovita’s robust design helps minimize therapy failures and enables greater control and precision in providing therapy. We believe Algovita’s robust design, including its leads and advanced programming features, will help to minimize early SCS therapy failures and enable greater precision and control in targeting pain sites than the current generation of SCS systems that are presently available on the market. In addition, our advanced leads feature coil-in-coil technology, allowing for elasticity and greater flexibility than the leads of SCS systems that are presently available, which we believe results in our advanced leads having a reduced likelihood of migration, breakage or kinking. Our 12 electrode lead provides the longest span of coverage available on the market and was designed to address loss of pain relief if the stimulation target changes. Additionally, our algorithmic driven clinician programming system allows for rapid localization of pain targets and use of many different stimulation programs. The stimulation field can also be further refined using direct patient inputs gathered through our patient feedback tool.

•	Algovita’s upgradeable technology enables next generation offerings. Algovita’s proprietary chip set and hardware is capable of being configured for use in next generation treatment offerings. This includes the ability to deliver significantly higher frequencies than most other SCS systems presently available on the market, as well as pulse train stimulation, including burst type stimulation, and customized waveforms. We believe these additional capabilities provide a strong base platform and system for potential new SCS and other treatment options that can be provided via a software or firmware upgrade.

•	Experienced management and engineering team with a track record of successful performance. Our management team has a strong track record of successful performance and execution in the neuromodulation field. Collectively, our management team has over 100 years of experience in the neuromodulation and chronic pain industry. In addition, we have an experienced engineering team with significant expertise in designing and developing medical devices for the neurostimulation market. We believe physicians and customers value working with a team like ours comprised of highly skilled professionals who have in-depth knowledge of the industry, strong engineering and development capabilities and an understanding of the needs of both patients and physicians.

Our Growth Strategies

To pursue our objectives and capitalize on our competitive strengths, we intend to implement the following growth strategies:

•	Expand our sales and marketing organization to drive adoption of Algovita. We will continue to build our worldwide sales organization consisting of direct sales representatives and independent sales agents in the United States and a network of distributors and independent sales agents outside of the United States. Our direct sales representatives and independent sales agents in the United States will target physician specialists involved with SCS treatment decisions, including interventional pain specialists, neurosurgeons and orthopedic spine surgeons, located at strategic hospitals and outpatient surgery centers across the United States. Our marketing team will offer education programs designed to create awareness and demand among other stakeholders involved in SCS treatment decisions, including third-party payors, hospital administrators and patients and their families. Internationally, we will continue to expand our network of distributors and independent sales agents in target markets that we believe support SCS therapy and have strong reimbursement coverage.

•	Demonstrate the value of Algovita’s capabilities among surgeons, referring physicians and patients. Algovita was specifically designed to address the limitations of currently available SCS technologies, which we believe has slowed adoption of SCS therapies. We will dedicate significant resources to demonstrate the value of Algovita’s broad capabilities, focusing on its ability to provide flexible treatment options for chronic pain patients. We will leverage our growing sales force to promote awareness of Algovita by training and educating physicians, exhibiting at tradeshows and conducting focused advertising.

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Invest in clinical and product development to drive product innovation. We intend to invest in clinical and product development in order to expand the capabilities of our neurostimulation technology platform. We expect this investment will result in further product innovations and expanded labeling and new indications for Algovita. These innovations are expected to include next generation IPG capabilities, additional lead offerings, MRI compatibility and advancements in algorithmic programming. We also expect this investment to expand our product opportunities for our neurostimulation technology platform into other established neurostimulation markets, such as SNS, DBS, and other emerging therapies.

•	Pursue strategic partnerships. We intend to pursue strategic partnerships to accelerate our expansion into other established neurostimulation markets. These strategic partnerships may partially or fully fund clinical and development costs for new products, expand our product distribution channels, improve our access to physicians and opinion leaders, supplement our product commercialization efforts, provide a partner that will perform or assist in performing clinical studies for new products, help us to add specialized clinical or regulatory expertise or provide access to or enable us to acquire complementary intellectual property. We believe our development agreement with Aleva is an example of this type of strategic development

•	Leverage infrastructure and achieve operating efficiencies. We intend to leverage our existing infrastructure to achieve operating efficiencies as we grow sales volume. In addition, we will enter into a long-term supply agreement with Greatbatch to benefit from its world class manufacturing capabilities. We will work with Greatbatch to decrease our manufacturing costs and increase product quality.

Our Neurostimulation Technology Platform

Our neurostimulation technology platform was developed to provide the most innovative capabilities currently available on the market and to provide physicians and patients with improved solutions and tailored treatment options. Our platform is fundamental to the design of Algovita and provides the foundation for the development of future products. The key elements of our platform include:

•	Innovative core technology. Our neurostimulation technology platform consists of core technology developed using our advanced engineering and design capabilities in IPGs, independent current sources, algorithmic programming, chipsets and leads. We will own the patents and patent applications that embody the intellectual property underlying our neurostimulation technology platform.

•	Durable and flexible leads. Our leads feature coil-in-coil technology designed to improve lead durability and flexibility, thereby reducing migration, breakage and kinking. In addition, the coil-in-coil design enhances steerability as compared to the straight wire lead designs used by many existing neurostimulation systems.

•	Advanced programmability. The algorithmic driven technologies in our platform are designed to allow physicians to program Algovita and other products incorporating our platform for rapid and sequential delivery of multiple stimulation programs. These products are capable of capturing feedback from patients, and thereby providing physicians and patients with the flexibility to select from a number of different stimulation programs and optimize treatment.

•	Multiple independent current sources. Our neurostimulation technology platform is capable of delivering multiple independent current sources that optimize current delivery and improve field control allowing for finer resolution and precision of therapy.

•	Unique safety features. Our neurostimulation technology platform was designed with unique safety features. The IPG has a deep discharge recovery battery, bi-directional recharge and impedance checks to improve patient safety. The patient remote control indicates the battery status of the IPG, is paired to a single IPG, has quick “stim-off” functionality that permits immediate cessation of treatment and incorporates a patient feedback tool that was designed for ease of use to encourage greater patient input thus improving safety.

•	Future offering capabilities. Our neurostimulation technology platform incorporates a proprietary chipset and hardware that is capable of being configured for use in next generation treatment offerings for Algovita and in other future neurostimulation products and systems. It is capable of delivering significantly higher frequencies than most other SCS systems presently available on the market, as well as pulse train stimulation and customized waveforms that may advance how stimulation is delivered.

The Algovita System

Algovita delivers SCS therapy for the treatment of chronic pain. Algovita is based on our neurostimulation technology platform and contains what we believe are the most innovative capabilities currently available on the market. Algovita improves on existing SCS designs and utilizes new technologies to improve user experience, system robustness and overall treatment outcomes. Algovita was designed to permit physicians to implant the leads and the IPG efficiently and patients to operate the device easily. To this end, Algovita has straightforward controls and an interactive display that includes a stimulation diagram for quick visual confirmation of stimulation coverage.

Algovita has obtained a CE mark, and is currently available for sale in Germany and several other European countries. On November 30, 2015, Greatbatch announced receipt of premarket approval for Algovita from the FDA. We expect to launch Algovita commercially in the United States during the first half of 2016.

Algovita consists of the following components:

Implantable Pulse Generator: The IPG contains a rechargeable battery and electronics that deliver electrical pulses to the leads. The Algovita IPG has 26 output channels available in two different header configurations and can be connected to one, two or three leads. It is a programmable device and can deliver customized programs for each patient. The IPG is rechargeable and is surgically implanted under the skin, usually above the buttocks or in the abdomen.

Leads: The leads are thin, insulated wires that conduct electrical pulses to the spinal cord from the IPG. Algovita has both percutaneous and paddle leads that are inserted into the epidural space with a minimally invasive surgical procedure.

Patient Programmer: The patient programmer, called the Algovita Pocket Programmer, is a rechargeable, key fob-sized device that works like a remote control and allows patients to adjust their stimulation, change programs and monitor their stimulator battery charge levels.

Clinician Programmer: The clinician programmer contains proprietary software that allows customized programming of the IPG. It can non-invasively transmit a signal to the IPG, sending programming information and downloading diagnostic information. The Algovita programmer offers various 3D attributes, including virtual environment, pain mapping, stimulation mapping and stimulation overlap scores, which facilitate ease of use for clinicians.

Charger: The charger is a mobile device used to charge the IPG externally and to monitor the IPG battery charge levels. The patient can remain active while charging the IPG. Charging requirements depend on the patient’s power requirements.

Trial Stimulator: The trial stimulator contains electronics that deliver electrical pulses to the lead. It is a device that is worn externally during the evaluation period, which typically lasts several days.

Surgical Accessories: Algovita also contains accessories for implantation. These surgical accessories include components such as epidural needles, stylets, and lead anchors to assist the physician in the surgical procedure.

Sales and Marketing

United States

We currently have a limited sales organization in the United States. In anticipation of the commercial launch of Algovita, we expect to significantly expand our sales force in the United States. We plan to use direct sales representatives and independent sales agents in the United States. Our sales organization will target physician specialists involved in SCS treatment decisions, including neurosurgeons, interventional pain specialists and orthopedic spine surgeons, who are located at strategic hospitals and outpatient surgery centers across the United States. In addition, our marketing team will seek to increase awareness and grow demand for Algovita and SCS therapy in general by devoting significant resources to physician and staff training on the use and benefits of Algovita and educating and providing ongoing support to physicians, patients, third-party payors and hospital administrators on the use of Algovita.

International

In Europe, we currently have a limited number of distributors through which we sell Algovita. As we continue to build our international sales organization, we expect that the sale organization will consist of a network of distributors and independent sales agent. We began our sales in Germany during 2014 and, to date, have expanded our sales efforts into Luxembourg, Switzerland and Austria. We expect to expand our Algovita sales efforts into other European countries with health care systems that offer favorable reimbursement rates for SCS therapies, particularly rechargeable SCS systems, and where we believe we can successfully partner with independent sales agents or distributors that meet our qualifications.

We expect sales and marketing of other neurostimulation medical device offerings that leverage our neurostimulation technology platform will be conducted either through our sales organization or through partnerships with third parties in specific neurostimulation fields of use. In connection with our development partnership with Aleva, we expect, upon completion of a complete medical device for use in the DBS market for the treatment of Parkinson’s disease and essential tremor, that Aleva will have primary responsibility for the sales and marketing of such DBS complete medical device using our licensed technology.

Third-Party Coverage and Reimbursement

For Algovita, the primary purchasers are expected to be hospitals and outpatient surgery centers in the United States. These purchasers typically bill various third-party payors, such as Medicare, Medicaid and private health insurance plans for the healthcare services associated with the SCS procedures. Government agencies and private payors then determine whether to provide coverage for specific procedures. We believe that SCS procedures using Algovita are adequately described by existing governmental and insurance reimbursement codes for the implantation of spinal cord stimulators and related leads performed in various sites of care. Medicare reimbursement rates for the same or similar procedures vary due to geographic location, nature of facility in which the procedure is performed, such as hospital outpatient department or outpatient surgery centers, and other factors. Although private payors’ coverage policies and reimbursement rates vary, Medicare is increasingly used as a model for how private payors and other governmental payors develop their coverage and reimbursement policies for healthcare items and services, including SCS procedures.

Outside the United States, reimbursement levels vary significantly by country, and by region within some countries. Reimbursement is obtained from a variety of sources, including government-sponsored and private health insurance plans, and combinations of both. In Germany, where Algovita has been commercially available to patients since November 2014, reimbursement for SCS by Germany’s established G-DRG system, which is a government-mandated pricing system pursuant to which German hospitals are paid for services provided to patents, is substantial enough that it makes economic sense to operate within Germany. Some countries will require us to gather additional clinical data before granting broader coverage and reimbursement for Algovita. We intend to complete the requisite clinical studies and obtain coverage and reimbursement approval in those other countries where it also makes economic sense to do so.

SNS and DBS have established reimbursement pathways similar to those for SCS procedures. We will review and assess the reimbursement environment as part of our process of developing additional neurostimulation indications.

Research and Development

Our research and development team has significant experience in the design and development of medical devices, particularly in neurostimulation. The team includes specialists in software engineering, mechanical engineering, electrical engineering, graphical user interface design, clinical and regulatory expertise, as well as our NeuroNexus group. NeuroNexus specializes in neural research, micro-neural interfaces and thin-film technology. NeuroNexus offers high-value neural interface technology and devices across a wide range of functions including neuromonitoring and recording, electrical and optical stimulation, and targeted drug delivery applications. By partnering with entrepreneurs and healthcare providers, we will evaluate concepts for potential new therapies through early stage feasibility work that we expect will be completed by leveraging our NeuroNexus group. We expect that these advances will be translated into features and products that drive future growth for Algovita as well as other future indications that utilize the neurostimulation technology platform.

The primary objective of our research and development program is to enhance Algovita for use in SCS and our neurostimulation technology platform for uses in indications outside of SCS. We expect that enhancements to Algovita will include next generation IPGs and leads, expanded stimulation delivery methods and MRI compatibility.

We have entered into a development agreement with Aleva. Pursuant to the terms of the development agreement, we will be the exclusive developer for Aleva of a complete medical device for use in DBS market for the treatment of Parkinson’s disease and essential tremor, which is expected to incorporate a portion of our neurostimulation technology platform. Under the terms of the development agreement, Aleva will pay us $6 million in the aggregate, which is to be paid over the course of five installments with the final installment due during the third quarter of 2017, to provide development and engineering services. Any joint intellectual property developed by Aleva and us during the term of the development agreement will be jointly owned. The development agreement provides that we will have exclusive use of this joint intellectual property outside of the field of use consisting of DBS for the treatment of Parkinson’s disease and essential tremor and Aleva will have exclusive use of this joint intellectual property inside of the field of use consisting of DBS for the treatment of Parkinson’s disease and essential tremor. Finally, to the extent that Aleva desires to develop a second generation complete medical device for use in the DBS market, the development agreement provides that we will be appointed as the exclusive developer for that subsequent project. In addition to our development partnership with Aleva, as part of our research and development efforts, we also intend to pursue other strategic partnerships with third parties to, among other things, fund clinical and development costs, in part or in full, for new product offerings.

Competition

The neuromodulation medical device industry is intensely competitive, subject to rapid change and highly sensitive to the introduction of new products and other market activities of industry participants. We will compete initially in the SCS market for chronic pain. In the SCS market, the main competitors are Medtronic, Boston Scientific, St. Jude Medical and Nevro Corp. In addition, SCS therapy also competes against other potential therapies, including spinal surgeries, in particular spinal reoperation. All of the major medical device competitors in the SCS market have obtained United States and European Union regulatory approvals for their SCS systems and are expected to launch new products or release additional clinical evidence supporting their product therapies within the next few years. These major competitors are publicly-traded companies or divisions of publicly-traded companies, all of whom have significantly greater market share and resources than we have. In addition, these competitors also have more established operations, longer commercial histories and more extensive relationships with physicians than we have. Some of these competitors also have wider product offerings within neuromodulation and other medical device product categories. This may provide these competitors with greater negotiating power with customers and suppliers and with more opportunities to interact with the stakeholders involved in purchasing decisions.

We believe the primary competitive factors in the neurostimulation market are:

•	Technological innovation, product enhancements and speed of innovation

•	Sales force experience and access

•	Ease of use

•	Product support and service

•	Effective marketing and education

•	Pricing and reimbursement rates

•	Product reliability, safety and durability

•	Clinical research leadership

•	Company brand recognition

Intellectual Property

Protection of our intellectual property is important to our business. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property laws, non-disclosure agreements and other measures to protect our proprietary rights. We will own 105 U.S. patents, 75 pending U.S. patent applications, 48 foreign patents and 44 foreign pending patent applications. Within our patent portfolio, we will own the patents and patent applications that embody the intellectual property underlying our neurostimulation technology platform.

The term of each of our individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. The majority of our patents will expire between 2027 and 2034.

We also license 23 U.S. patents, 15 pending U.S. patents, 11 foreign patents and 33 foreign pending patent applications covering the intra-spinal stimulation and SNS and DBS fields of use, which we believe are of primary use in these fields of use. However, this field of use restriction may have the effect of limiting our ability to develop new treatment indications for our neurostimulation technology platform to the extent that we incorporate this licensed intellectual property, and would require us to negotiate changes to the terms of these licenses, which may be costly, in order to pursue other indications. These licenses terminate upon our uncured material breach, including, as applicable, a failure to pay royalties due thereunder.

We cannot assure you that patents will be issued from any of our pending applications or the patent applications that we license, or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection for our technologies. Notwithstanding the scope of the patent protection available to us, a competitor could develop treatment methods or devices that are not covered by patents we own or license. Furthermore, numerous U.S. and foreign issued patents and patent applications owned by third parties exist in the fields in which we are developing products. Because patent applications can take many years to issue, there may be applications unknown to us, which applications may later result in issued patents that our existing or future products or proprietary technologies may be alleged to infringe.

In connection with the spin-off, we will enter into two license agreements with Greatbatch pursuant to which we will license to Greatbatch rights in, subject to specified restrictions, certain intellectual property underlying our neurostimulation technology platform. Under the terms of the unrestricted license agreement, we will grant Greatbatch a perpetual, non-exclusive, worldwide license to use, make, have made, offer to sell, sell, distribute and import certain intellectual property (which includes patents, patent applications and other intellectual property rights) underlying our neurostimulation technology platform for applications within the neurostimulation fields of use. Under the terms of the restricted license agreement, we will grant Greatbatch a perpetual, non-exclusive, worldwide license to use, make, have made, offer to sell, sell, distribute and import certain other intellectual property (which includes patents, patent applications and other intellectual property rights) underlying our neurostimulation technology platform for applications outside of the neurostimulation fields of use. Each of these license agreements may be terminated by either party in the event of a material breach of such agreement by the other party (subject to customary cure periods) or the other party’s bankruptcy or insolvency. In addition, NeuroNexus will also enter into a license agreement with Greatbatch under which NeuroNexus will grant to Greatbatch a perpetual, non-exclusive, worldwide, royalty-free license to use, make, have made, offer to sell, sell, distribute and import NeuroNexus’ patents, pending patents and other intellectual property outside of the neurostimulation fields of use. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – License Agreements” for additional information regarding our and NeuroNexus’ license agreements with Greatbatch.

We own 16 U.S. trademark registrations, five pending U.S. trademark registrations, 18 foreign trademark registrations and six pending foreign trademark registrations.

In connection with our strategy to pursue partnerships to fund clinical and development costs of new products, we will likely enter into license agreements, development agreements and related agreements that provide for the sharing of our intellectual property rights with third parties. These agreements may result in our having co-ownership with our partner of the intellectual property rights arising from the partnership. In connection with our development partnership with Aleva, we expect, in the future, to enter into an exclusive license agreement with Aleva whereby we will license certain of our patents, patent applications and other intellectual property rights to Aleva for use in the field of use consisting of DBS for the treatment of Parkinson’s disease and essential tremor in exchange for a royalty payment.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. In the future, we may need to engage in litigation to enforce patents issued or licensed to us, to protect our trade secrets or know-how, to defend against claims of infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Litigation could be costly and could divert our attention from other functions and responsibilities. Adverse determinations in litigation could subject us to significant liabilities to third parties, could require us to seek licenses from third parties and could potentially prevent us from selling Algovita or other medical devices using our neurostimulation technology platform, which would severely harm our business.

We also rely upon trade secrets, know-how and continuing technological innovation, and may rely upon other licensing opportunities in the future, to develop and maintain our competitive position. We seek to protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information, under which they are bound to assign to us inventions made during the term of their employment or service, as applicable.

Manufacturing and Supply

In connection with the spin-off, we will enter into a long-term supply agreement with Greatbatch for the manufacture and supply of Algovita and most of its products, parts and components. For most products, parts and components of Algovita, Greatbatch is our single or sole source supplier. In addition, we will also enter into a product component framework agreement providing Greatbatch with the exclusive right to supply us with products, parts and components necessary for production of future SNS or DBS neurostimulation devices that we may seek to commercialize. See “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Supply Agreement” for a detailed description of our long-term supply agreement with Greatbatch and “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us – Product Component Framework Agreement” for a description of our product component framework agreement. In the event that our relationship with Greatbatch terminates in the future, we may have difficulty in maintaining sufficient production of Algovita or its products, parts or components at the standards we require. However, we believe our existing supply and manufacturing relationship with Greatbatch will be adequate to meet our current and anticipated manufacturing needs. We do not currently plan to manufacture or assemble Algovita or other neurostimulation medical devices ourselves.

We believe the manufacturing operations of our suppliers, including Greatbatch, are in compliance with FDA regulations. Manufacturing facilities that produce medical devices or their component parts intended for distribution worldwide are subject to regulation and periodic unannounced inspection by the FDA and other domestic and international regulatory agencies. In the United States, companies are required to manufacture medical device products that are for sale in compliance with the FDA’s Quality System Regulation, which covers the methods used in, and the facilities used for, the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of Algovita or other medical devices. In international markets, we are required to obtain and maintain various quality assurance and quality management certifications. Greatbatch has obtained Quality Management System ISO13485 certification for manufacturing of SCS systems and accessories. We have obtained the following certifications: Quality Management System ISO13485 and Full Quality Assurance Certification for the design and development of SCS systems and accessories and a Design Examination certificate for IPGs and accessories. We are required to demonstrate continuing compliance with applicable regulatory requirements to maintain these certifications and will continue to be periodically inspected by international regulatory authorities for certification purposes.

Regulation of our Business

Our products, including Algovita, and our operations generally, are subject to extensive and rigorous regulation by the FDA pursuant to its authority under the Federal Food, Drug, and Cosmetic Act, or Food and Drug Act, other federal and state authorities in the United States and comparable foreign regulatory authorities. To ensure that medical products distributed domestically and internationally are safe and effective for their intended use, the FDA and comparable foreign regulatory authorities have imposed regulations that govern, among other things, the following activities:

•	product design, development and testing;

•	product manufacturing, labeling and storage;

•	premarket clearance, approval or comparable foreign actions;

•	pre-clinical testing in animals and in the laboratory;

•	clinical investigations in humans;

•	advertising and promotion;

•	record keeping and document retention procedures;

•	product marketing, sales, distribution and recalls; and

•	post-market surveillance reporting, including reporting of death, serious injuries, device malfunctions or other adverse events.

FDA Clearance and Approval of Medical Devices

The FDA regulates medical devices in the United States and the export of medical devices manufactured in the United States to help ensure that these medical devices are safe and effective for their intended uses. Any violation of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Under the Food and Drug Act, medical devices are classified as Class I, Class II or Class III depending on the degree of risk associated the device and the extent of control needed to ensure its safety and effectiveness.

Devices deemed to pose the lowest risk are placed in Class I and are subject to only general controls, such as establishment registration and device listing, labeling, medical device reporting, and prohibitions against adulteration and misbranding.

Moderate risk devices are placed into Class II, and generally require 510(k) pathway clearance before they may be commercially marketed in the United States. When 510(k) pathway clearance is required, the manufacturer must submit a premarket notification submission to the FDA demonstrating that the device is “substantially equivalent” to a legally marketed device, which may also require submission of clinical data. In the future, we may develop new products that are classified as Class II devices and require 510(k) pathway clearance.

Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not “substantially equivalent” to a legally marked device are classified in Class III. The safety and effectiveness of Class III devices cannot be assured solely by general controls. Submission and FDA approval of a premarket approval application is required before marketing of a Class III device can begin. The premarket approval application process is considerably more demanding than the 510(k) premarket notification process.

Premarket approval applications must be supported by, among other things, valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. A premarket approval application must also include, among other things, a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. In addition, the FDA will conduct a pre-approval inspection of the applicant and/or its third-party manufacturers’ facility or facilities to ensure compliance with the FDA’s Quality System Regulations, which requires medical device companies to follow design, testing, control, documentation and other quality assurance procedures.

If the FDA evaluations of both the premarket approval application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the premarket approval application.

Algovita is a Class III device. On November 30, 2015, Greatbatch announced receipt of premarket approval for Algovita from the FDA. We expect to launch Algovita commercially in the United States during the first half of 2016.

Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

•	compliance with the FDA’s Quality System Regulations, which requires medical device companies to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations;

•	the FDA’s general prohibition against promoting products for unapproved or “off-label” uses;

•	approval of product modifications that could significantly affect safety or effectiveness or that would constitute a major change in the intended use of Algovita or any other medical device using our neurostimulation technology platform;

•	medical device reporting regulations, which require that medical device companies comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, medical device companies to recall from the market a product that is in violation of governing laws and regulations;

•	regulations pertaining to voluntary recalls; and

•	notices of corrections or removals.

Medical device companies are also required to register and list their devices with the FDA, based on which the FDA will conduct inspections to ensure continued compliance with applicable regulatory requirements.

The FDA has broad post-market and regulatory and enforcement powers. Failure to comply with the applicable U.S. medical device regulatory requirements could result in:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refund, recall, administrative detention or seizure of Algovita systems or any other medical device using our neurostimulation technology platform;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance or approval of premarket approval applications for new or modified products;

•	withdrawing 510(k) pathway clearances or premarket approval applications that have already been granted;

•	refusal to grant export approval for products; or

•	criminal prosecution.

Other Healthcare Regulations

We are also subject to healthcare fraud and abuse regulation in the jurisdictions in which we will conduct business. These laws include, without limitation, applicable anti-kickback, false claims, healthcare reform, patient privacy and security laws, and physician payment transparency regulations.

Anti-Kickback Statute

The U.S. federal Anti-Kickback Statute is a criminal statute that prohibits persons from knowingly and willfully soliciting, offering, paying, or receiving “remuneration”, directly or indirectly to induce or reward the purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any health care items or services for which payment may be made under federal healthcare programs. The Anti-Kickback Statute prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. The Anti-Kickback Statute is broadly drafted and establishes penalties for parties on both sides of the prohibited transaction. Conviction for a single violation under the Anti-Kickback Statute may result in a fine of up to $25,000 and imprisonment for up to five years and mandatory exclusion from participation in federal health care programs. The government may also assess civil money penalties with considerable potential damages. There are a number of statutory exceptions as well as regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, however, the exceptions and safe harbors are drawn narrowly, and arrangements that do not fit squarely within an exception or safe harbor may be subject to scrutiny.

Federal False Claims Act

The U.S. federal False Claims Act imposes civil liability on persons or entities who knowingly present or cause to be presented a false or fraudulent claim or knowingly use false statements to obtain payment from or approval by the federal government. Under the False Claims Act, a claim may be submitted directly to the federal government or to a recipient of federal funds, such as a federal contractor, where the funds are to be spent on the federal government’s behalf. In addition, private individuals have the ability to bring actions under the civil False Claims Act in the name of the government, known as qui tam actions, alleging false and fraudulent claims presented to or paid by the government or recipient of federal funds (or other violations of the statutes) and to share in any amounts paid by the entity to the government in fines or settlement. Medical device companies can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting an “off-label” use of a product. Penalties for a federal civil False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. In addition, penalties imposed under related statutes for submitting false or fraudulent claims include the potential for exclusion from participation in federal healthcare programs and criminal liability.

Many states also have statutes or regulations similar to the U.S. federal Anti-Kickback and False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Healthcare Reform

In March 2010, the ACA was signed into law which has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the medical device industry. The ACA impacted existing government healthcare programs and resulted in the development of new programs. The ACA’s provisions include a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with certain limited exceptions. On December 18, 2015, this excise tax was suspended starting on January 1, 2016 through December 31, 2017. Absent future legislative action, this excise tax will be automatically reinstated beginning on January 1, 2018.

The full impact of the ACA, as well as other laws and reform measures that may be proposed and adopted in the future, remains uncertain, but may continue the downward pressure on medical device pricing, especially under the Medicare program, and may also increase our regulatory burden and operating costs.

U.S. Privacy and Security Laws

We may be subject to data privacy and security laws and regulations of both the U.S. federal government and the individual states in which we operate. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and their respective implementing regulations impose obligations on entities covered thereby relating to the privacy, security and transmission of protected health information. These covered entities include health plans, health care clearing houses, and certain health care providers. The HITECH amendment increased the civil and criminal penalties that may be imposed against those covered entities, and gave state attorneys general new authority to file civil actions for damages or injunctions to enforce the federal HIPAA laws. The amount of a civil monetary penalty increases with level of culpability, and can range from $100 to $50,000 per violation, with a maximum penalty of $1,500,000.

In addition, comparable state laws also govern the privacy and security of health information in certain circumstances. Many of these individual state laws differ from state to state in significant ways and may not have the same effect. In addition, certain of these state laws are more stringent than HIPAA and in such circumstances the more stringent state law must be followed.

These laws and the associated enforcement processes change often, and we cannot predict what effect, if any, these changes may have on our business. In addition, there has been a trend in recent years, both in the United States and internationally, toward more stringent regulation and enforcement of requirements applicable to medical device manufacturers and requirements regarding protection and confidentiality of personal data.

Physician Payment Transparency Laws

In recent years, federal and state regulation of payments made to physicians and other healthcare providers and entities has increased. The ACA imposes new reporting requirements on some manufacturers, including some medical device manufacturers, for payments and other transfers of value provided to physicians or teaching hospitals. In addition, the ACA also requires reporting by physicians and their immediate family members of ownership or other investment interests in some medical device manufacturers.

Failure to submit the required information timely, accurately, or completely may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an additional aggregate of $1 million per year for “knowing failure to report.”

Some states also require medical device companies to comply with the industry’s voluntary compliance guidelines and/or the compliance guidelines promulgated by the U.S. federal government, which impose restrictions on device manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to healthcare providers and entities.

Regulations in the EU

Our international sales are subject to regulatory requirements in the countries in which Algovita is sold. The regulatory review process varies from country to country and may in some cases require the submission of clinical data.

In the European Economic Area, or EEA (which is comprised of the 28 Member States of the EU plus Norway, Liechtenstein and Iceland), we must comply with the requirements of the EU Active Implantable Medical Devices Directive, or AIMDD, and appropriately affix the CE mark on Algovita to attest to such compliance. In achieving such compliance, Algovita had to comply with the “Essential Requirements” described in Annex I of the AIMDD. In addition, to affix the CE mark on Algovita, we had to undergo a conformity assessment procedure, the requirements of which vary based upon the type of medical device and its classification. Except for low risk medical devices, a conformity assessment procedure also requires a third party assessment by a Notified Body, which is an organization designated by a competent authority of an EEA country to conduct conformity assessments. The Notified Body audits and examines the technical file and the quality system for the manufacture, design and final inspection of the medical device. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure and confirmation of conformity with the Essential Requirements. Receipt of this CE Certificate entitles the medical device company to affix the CE mark to its medical device after preparing and signing an EC Declaration of Conformity. The assessment of the conformity for Algovita has been certified by our Notified Body, TÜV SÜD America.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the Essential Requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a medical device company must demonstrate that its device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and that any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. With respect to active implantable medical devices or Class III devices, the medical device company must conduct clinical studies to obtain the required clinical data, unless reliance on existing clinical data from equivalent devices can be justified.

Algovita is subject to continued surveillance by its Notified Body, and we are required to report any serious adverse incidents related to Algovita to the appropriate authorities. We must also comply with additional requirements of individual countries in which Algovita is marketed and the requirements of certain EU Directives.

In September 2012, the European Commission published proposals for the revision of the EU regulatory framework for medical devices, which would replace the Medical Devices Directive and the AIMDD with a new regulation (the Medical Devices Regulation). If adopted, the Medical Devices Regulation is expected to enter into force in late 2015 or 2016 and become applicable three years thereafter. In its current form it would, among other things, also impose additional reporting requirements on manufacturers of high risk medical devices, impose an obligation on medical device companies to appoint a “qualified person” responsible for regulatory compliance, and provide for stricter clinical evidence requirements.

EU Data Protection Directive

We are subject to laws and regulations in non-U.S. countries covering data privacy and the protection of health-related and other personal information. EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. For example, the EU Data Protection Directive imposes strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. Failing to comply with these laws could lead to government enforcement actions and significant penalties against us.

Anti-Bribery Laws

The federal Foreign Corrupt Practices Act of 1997 and other similar anti-bribery laws in other jurisdictions, including the UK Bribery Act of 2010, generally prohibit companies and their intermediaries from providing money or anything of value to officials of foreign governments, foreign political parties, or international organizations with the intent to obtain or retain business or seek a business advantage. Recently, there has been a substantial increase in anti-bribery law enforcement activity by U.S. regulators, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC. Violations of United States or foreign laws or regulations could result in the imposition of substantial fines, interruptions of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits, and other legal or equitable sanctions. Other internal or government investigations or legal or regulatory proceedings, including lawsuits brought by private litigants, may also follow as a consequence.

Facilities

Our corporate headquarters is located in Plano, Texas, and we have research and development facilities located in Blaine, Minnesota, Denver, Colorado, and Ann Arbor, Michigan. These facilities, with the exception of our Blaine facility which is owned by Nuvectra, are leased and consist of approximately 60,670 square feet of office and laboratory space. The lease for our Plano, Texas headquarters, which is with Greatbatch, expires two years after the spin-off date. The leases for our Denver, Colorado and Ann Arbor, Michigan facilities expire in April 2016 and September 2020, respectively. After the expiration of the lease for our Denver, Colorado facility, we will move to a new facility located in Broomfield, Colorado. The lease for our Broomfield, Colorado facility will expire 78 months after we take possession of this new leased facility. We are currently evaluating the adequacy and suitability of these facilities in connection with our becoming an independent publicly-traded company.

Employees

As of January 1, 2016, we had 89 employees. We believe the success of our business will depend, in part, on our ability to attract and retain qualified personnel. We are committed to developing our employees and providing them with opportunities to contribute to our growth and success. Our employees are not subject to a collective bargaining agreement, and we believe that we have good relations with our employees.

MANAGEMENT

Our Executive Officers

The following table and biographies sets forth information, as of                     , 2016, concerning those persons that we expect will be our executive officers following the spin-off.

Name	Age	Position
Scott F. Drees	58	President, Chief Executive Officer and Director
Walter Z. Berger	60	Executive Vice President and Chief Financial Officer

Scott F. Drees will serve as President, Chief Executive Officer and as a director of Nuvectra. Prior to joining Nuvectra on a full time basis, Mr. Drees served as a consultant to Nuvectra and our subsidiaries Algostim and PelviStim since August 2009. In addition, from January 2008 to July 2015, Mr. Drees also served as President and Chief Executive Officer of Neuromodulation Ventures, LLC, which focused on incubating new neuromodulation companies. Previously in his thirty-four year career in the medical device industry, Mr. Drees served in various executive positions, including, founding division President and, later, Executive Vice President, Worldwide Sales and Marketing, at Advanced Neuromodulation Systems, Inc., or ANS, a neuromodulation company that was acquired by St. Jude Medical, Inc., or St. Jude Medical, in 2005, and also various other positions at St. Jude Medical, Boston Scientific Corporation and Johnson & Johnson’s Codman Neuro division. Mr. Drees currently serves as a director of Neuros Medical, Inc., a privately-held neuromodulation company and was a founding board member of the National Pain Foundation. Mr. Drees earned a B.S. from St. Joseph’s University in Philadelphia. Mr. Drees has been selected to serve as a director on our Board of Directors due to his in-depth knowledge of our business, extensive experience in the neuromodulation industry and role as our President and Chief Executive Officer.

Walter Z. Berger will serve as Executive Vice President and Chief Financial Officer of Nuvectra. Prior to joining Nuvectra, Mr. Berger served as Chief Financial Officer of AppDynamics Inc., a venture-backed next generation application intelligence company from October 2013 until March 2015. Prior to that, from 2012 until 2013, Mr. Berger was the Chief Financial Officer of private equity owned SoftLayer, a cloud computing company, which was acquired by IBM. From 2008 until 2012, he served as Chief Financial Officer at Leap Wireless International, Inc. (NASDAQ). Mr. Berger has also served as Executive Vice President and Chief Financial Officer for each of CBS Radio, Inc. and for Emmis Communications Corporation (NASDAQ). From 1985 to 1999, Mr. Berger held a number of financial and operating management roles in the manufacturing, services and energy fields. Mr. Berger began his career at Arthur Andersen in 1977. Mr. Berger is a Certified Public Accountant and holds a B.A. in business administration from the University of Massachusetts, Amherst.

Our Directors

Following the spin-off and Nuvectra’s conversion to a Delaware corporation, the business and affairs of Nuvectra will be managed under the direction of its Board of Directors, which is expected to consist of eight directors.

Following the spin-off, our Board of Directors will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the spin-off, which we expect to hold in 2017. The directors designated as Class II directors will have terms expiring at the second annual meeting of stockholders, which we expect to hold in 2018, and the directors designated as Class III directors will have terms expiring at the third annual meeting of stockholders, which we expect to hold in 2019. Nuvectra expects that Class I will be comprised of three directors consisting of Mr. Johnson, Mr. Tremmel and Dr. Parks; Class II will be comprised of three directors consisting of Mr. Hawari, Mr. Zelibor and Mr. Bihl; and Class III will be comprised of two directors consisting of Dr. Miller and Mr. Drees. Commencing with the first annual meeting of stockholders following the spin-off, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. For more information, see “Description of Nuvectra Capital Stock – Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and By-Laws and of Delaware Law.”

The following table and biographies sets forth information, as of                     , 2016, concerning those persons that we expect will be our directors following the spin-off.

Name	Age	Title
Dr. Joseph A. Miller, Jr.	74	Chairman of the Board
Scott F. Drees	58	President, Chief Executive Officer and Director
Anthony P. Bihl III	59	Director
Kenneth G. Hawari	57	Director
David D. Johnson	60	Director
Dr. Fred B. Parks, PhD	68	Director
Jon T. Tremmel	69	Director
Thomas E. Zelibor	61	Director

Dr. Joseph A. Miller, Jr. will serve as Chairman of the Board of Nuvectra. He currently serves as a director for Greatbatch and will step down from Greatbatch’s board of directors shortly before the completion of the spin-off. Dr. Miller also currently serves as a director of Lightwave Logic, Inc., or Lightwave Logic, and previously served as a director of Dow Corning Corporation. Dr. Miller retired in April 2012 as Executive Vice President and Chief Technology Officer for Corning Incorporated, a position in which he had served since 2001. Before joining Corning in 2001, he served as Senior Vice President of E.I. DuPont de Nemours from 1999 to 2001 and held various executive positions with that company prior to that time. Dr. Miller has significant research and development knowledge and experience gained through his positions at Corning and E.I. DuPont. We believe that Dr. Miller is well qualified to serve on Nuvectra’s Board of Directors due to his extensive knowledge and experience gained as a corporate executive and director of Greatbatch and other public companies, which gives him valuable insight into a number of issues important to us.

Anthony P. Bihl III will serve as a director of Nuvectra. He currently serves as a director for Greatbatch and will step down from Greatbatch’s board of directors shortly before the completion of the spin-off. Mr. Bihl has been Chief Executive Officer and a member of the Board of Managers of Bioventus, LLC, a company that develops, manufactures and sells products that promote active orthopaedic healing, since December 2013. From June 2011 through June 2012, he was Group President American Medical Systems, or AMS, a subsidiary of Endo Pharmaceuticals, or Endo. Mr. Bihl was President & Chief Executive Officer and a director of AMS from April 2008 until Endo acquired AMS in June 2011. He served as Chief Executive Officer of Siemens Medical Solutions’ Diagnostics Division from January to November 2007, and as President of the Diagnostics Division of Bayer HealthCare from 2004 through 2006. Prior to that, Mr. Bihl served in a number of operations and finance roles at Bayer HealthCare and over a 20-year career at E.I. DuPont. He is a director and chairman of the board of Spectral Medical, Inc., a Canadian company that develops products for the diagnosis and treatment of severe sepsis and septic shock, and also serves as chair of its human resources and compensation committee. Mr. Bihl is a former director of SeraCare Life Sciences Inc. We believe that Mr. Bihl is well qualified to serve on Nuvectra’s Board of Directors due to his 30 years of experience in the medical device industry, in operations, finance and general management roles.

Kenneth G. Hawari will serve as a director of Nuvectra. Since 2007, Mr. Hawari has worked as an attorney and business consultant in private practice. From February 2002 until December 2006, Mr. Hawari was Executive Vice President – Corporate Development and General Counsel for ANS. Prior to joining ANS, Mr. Hawari was an attorney at Hughes & Luce LLP (which subsequently became part of K&L Gates LLP) from 1984 until 2002. Mr. Hawari currently serves as the chairman of the board for the North Texas Enterprise Center for Technology, Inc., which is a not-for-profit organization that assists and incubates medical and other technology based companies. Mr. Hawari earned his B.A. and a J.D. each from the University of Texas at Austin. We believe that Mr. Hawari is well qualified to serve on Nuvectra’s Board of Directors due to his experience as a former corporate executive in the medical device industry and his understanding of the legal issues that impact the medical device industry generally given his experience as a general counsel and in private practice.

David D. Johnson will serve as a director of Nuvectra. From May 2005 until his retirement on February 1, 2016, Mr. Johnson served as the Executive Vice President, Treasurer & Chief Financial Officer of Molex, LLC (previously Molex Incorporated), which is a manufacturer of electronic connectors and components. Mr. Johnson currently serves as a director, chairman of the audit committee, and member of the compensation committee of MTS Systems Corporation, which is a global supplier of test systems and industrial position sensors. Mr. Johnson earned his B.A. in economics from Stanford University and is a Certified Public Accountant (inactive status). We believe Mr. Johnson is well qualified to serve on Nuvectra’s Board of Directors given his financial expertise obtained through his service as a chief financial officer for public companies, particularly with respect to accounting, investor relations and securities law issues, and his experience gained from serving on other boards of directors and audit committees.

Dr. Fred B. Parks, PhD, will serve as a director of Nuvectra. Dr. Parks has been the Chief Executive Officer of Enovate Medical since July 2015. Prior to joining Enovate Medical, Dr. Parks served as Chief Executive Officer of NDS Surgical Imaging, LLC from August 2011 to 2013 and Chairman and Chief Executive Officer of Urologix, Inc. from May 2003 to February 2008. Prior to joining Urologix, Dr. Parks served as President and Chief Executive Officer of Marconi Medical Systems, which is currently part of Philips Medical Systems. Dr. Parks currently serves as a director of Analogic Corporation and Enovate Medical. Previously, Dr. Parks has served as a director of NDS Surgical Imaging, Urologix, EG&G, Inc. (now PerkinElmer), St. Jude Medical and Steady State Imaging. Mr. Parks received his B.S. in Mechanical Engineering from University of Missouri-Rolla, his M.S. in Mechanical Engineering from the University of Arizona and his Ph.D in Mechanical Engineering from the University of Missouri-Columbia. We believe Dr. Parks is well qualified to serve on Nuvectra’s Board of Directors given his substantial experience as a senior executive and as a board member for a number of medical device companies.

Jon T. Tremmel will serve as a director of Nuvectra. Until his retirement in 2007, Mr. Tremmel held several senior leadership positions with Medtronic plc, or Medtronic, including President of the Neurological Division from March 2003 to April 2007, President of the Physio-Control Division from May 2001 to March 2003 and President of the Tachyarrhythmia Management Division and President of the Interventional Vascular Division from 1992 to 2001. From 1978 until 1992, he served in various positions of increasing responsibility at Medtronic. Mr. Tremmel currently serves as a director EnteroMedics Inc., which is a publicly-traded medical device company, and Flowonix Medical, Inc., which is a privately-held medical device company. He previously served as a director of Nevro Corp., Cyberonics Inc. and ACell, Inc. Mr. Tremmel earned his B.S. in business and engineering from University of Minnesota, a master’s degree in engineering from Boston University and an M.B.A. from University of Minnesota. We believe that Mr. Tremmel is well qualified to serve on Nuvectra’s Board of Directors due to his leadership experience in the medical device industry and his experience from serving on the board of directors on several medical device and medtech companies.

Thomas E. Zelibor will serve as a director of Nuvectra. Since May 2012, Mr. Zelibor has been the Chief Executive Officer and Chairman of the Board of Lightwave Logic, a publicly traded company focused on utilizing thin film polymers for electro-optic devices employed in the telecom and datacom markets. Prior to being appointed as Chief Executive Officer, he served as a director for Lightwave Logic from July 2008 to April 2012. From April 2011 to April 2012, Mr. Zelibor was a private management consultant and from July 2008 to April 2011 was President and Chief Executive Officer of Flatirons Solutions Corp., a professional services and system engineering company. Mr. Zelibor also held the position of Dean, College of Operational and Strategic Leadership at the Naval War College in Newport, Rhode Island where he was responsible for senior leadership development, character development, and ethics for Professional Military Education. Prior to joining the private sector, Mr. Zelibor achieved the rank of Rear Admiral in the U.S. Navy and served in numerous senior positions, including Commander, Carrier Group Three, Navy CIO and Director of Global Operations, United States Strategic Command. Mr. Zelibor earned his bachelor’s degree from the United States Naval Academy and has been a participant in the Senior Leader in Residence Program and a visiting scholar for the Zell Center for Risk Research at the Kellogg School of Management, Northwestern University. We believe that Mr. Zelibor is well qualified to serve on Nuvectra’s Board of Directors due to his operational experience as the chief executive officer of a publicly-traded technology company and his senior leadership experience gained from running large, complex operations for the United States military.

See “Our Executive Officers” above for biographical information regarding Mr. Drees, who will serve as our President, Chief Executive Officer and as a director.

Director Independence

Our Board of Directors is expected to formally determine the independence of its directors as defined by the NASDAQ Listing Rules in connection with the spin-off. We expect that our Board of Directors following the spin-off will be consist of eight directors, of which all but Mr. Drees will be considered independent as defined by the NASDAQ Listing Rules. Our Board of Directors is expected to annually determine the independence of the directors based on a review by the directors and the Governance and Nominating Committee.

Committees of our Board of Directors

Pursuant to our by-laws, our Board of Directors will be permitted to establish committees from time to time as it deems appropriate. Effective upon the completion of the spin-off, our Board of Directors is expected to have the following standing committees: Audit Committee, Compensation and Organization Committee and Governance and Nominating Committee.

Our Board of Directors will adopt written charters for the Audit Committee, Compensation and Organization Committee and Governance and Nominating Committee. These charters will be available on our website following the spin-off.

Audit Committee

Following the completion of the spin-off, the Audit Committee will be comprised solely of directors who meet the independence requirements of the NASDAQ Listing Rules and the Exchange Act, and are financially literate, as required by the NASDAQ Listing Rules. Mr. Johnson is expected to serve as the chairperson of the Audit Committee with Mr. Hawari and Mr. Bihl serving as additional members of the Audit Committee. Mr. Johnson is expected to qualify as an “audit committee financial expert,” as defined by the applicable SEC rules and regulations.

We expect that the core responsibilities of the Audit Committee will include:

•	Reviewing our annual and quarterly financial statements;

•	Overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	Determining and approving the engagement and remuneration of the independent auditors;

•	Reviewing our independent auditors’ qualifications, performance and independence;

•	Overseeing the performance of the internal audit and the corporate compliance functions;

•	Overseeing compliance with legal and regulatory requirements, including our code of conduct and related person transaction policy;

•	Overseeing our overall framework for internal controls over financial reporting and other internal controls and processes; and

•	Overseeing and discussing with management regarding our overall framework for risk management.

Compensation and Organization Committee

Following the completion of the spin-off, the Compensation and Organization Committee will be comprised solely of directors who meet the independence requirements of the NASDAQ Listing Rules. Mr. Bihl is expected to serve as the chair of the Compensation and Organization Committee with Dr. Parks and Mr. Zelibor serving as additional members of the Compensation and Organization Committee.

We expect that the core responsibilities of the Compensation and Organization Committee will include:

•	Establishing and administering our policies governing annual compensation and long-term compensation, including equity awards, such that the policies are designed to align compensation with our overall business strategy and performance;

•	Evaluating our Chief Executive Officer’s overall performance in light of relevant individual and corporate goals and, after such evaluation, setting the future objectives and compensation level of our Chief Executive Officer;

•	Determining, in consultation with our Chief Executive Officer, compensation levels and performance targets for the senior management team;

•	Overseeing:

•	our philosophy and policies with respect to executive and director compensation, fringe benefits and other compensation matters;

•	leadership development for senior management and future senior management candidates;

•	a periodic review of our long-term and emergency succession planning for our Chief Executive Officer and other key officer positions, in conjunction with our Board of Directors; and

•	Annually reviewing our compensation policies and practices for the purpose of mitigating risks arising from these policies and practices.

Governance and Nominating Committee

Following the completion of the spin-off, the Governance and Nominating Committee will be comprised solely of directors who meet the independence requirements of the NASDAQ Listing Rules. Mr. Hawari is expected to serve as the chair of the Governance and Nominating Committee with Mr. Tremmel and Mr. Zelibor serving as additional members of the Governance and Nominating Committee.

We expect that the core responsibilities of the Governance and Nominating Committee will include:

•	Overseeing the screening and recruitment of prospective Board of Director members and making recommendations to the Board of Directors regarding specific director nominees, as well as overseeing the process for nominations to the Board of Directors;

•	Overseeing corporate governance matters, including developing and recommending to the Board of Directors changes to our corporate governance policies;

•	Reviewing director independence standards and making recommendations to the Board of Directors with respect to the determination of director independence;

•	Monitoring and recommending improvements to the Board of Directors’ practices, performance and procedures, including with respect to committee structure and committee membership; and

•	Reviewing stockholder proposals and considering how to respond to them.

EXECUTIVE COMPENSATION

Overview

The following discussion relates to the compensation of our Chief Executive Officer, Scott F. Drees, and our Chief Financial Officer, Walter Z. Berger, (Messrs. Drees and Berger are collectively referred to herein as our Named Executive Officers). Mr. Drees and Mr. Berger were each hired for their respective executive officer positions with Nuvectra during 2015. However, prior to being hired as our Chief Executive Officer, Mr. Drees provided certain business and technology consulting services to Nuvectra. See “Certain Relationships and Related Person Transactions – Consulting Agreement” for additional information regarding this consulting arrangement.

Nuvectra Executive Compensation

Following the spin-off, we expect that compensation for Nuvectra’s Named Executive Officers will consist of a base salary, an annual cash incentive opportunity and equity incentive compensation.

In setting the compensation of our Named Executive Officers, we expect that our Compensation and Organization Committee will consider market median levels for all compensation elements in order to align with typical practices among publicly-traded medical device companies of a similar size, balanced with a consideration of executives’ responsibilities and individual experience. In addition, we expect that equity-based incentive awards that are awarded to the Named Executive Officers will be determined by our Compensation and Organization Committee in consideration of both the total equity pool reserved for initial and future equity awards to employees, as well as the percentage of total shares outstanding that is typically awarded to Named Executive Officers upon the initial public offering of publicly-traded medical device companies of a similar size.

Fiscal Year 2015 Summary Compensation Table

The following table sets forth information concerning the compensation of our Named Executive Officers for the year ended January 1, 2016.

Name and Principal Position	Salary ($)	Bonus ($)	All Other Compensation ($)(3)	Total ($)
Scott F. Drees(1) Chief Executive Officer	169,231	101,538	1,292	272,062
Walter Z. Berger(2) Executive Vice President and Chief Financial Officer	145,385	72,692	1,131	219,208

(1)	Mr. Drees began serving as our Chief Executive Officer on July 27, 2015.
(2)	Mr. Berger began serving as our Executive Vice President and Chief Financial Officer on July 29, 2015.
(3)	Amounts under the “All Other Compensation” column consist of matching contributions made by Greatbatch under the Greatbatch 401(k) plan.

Narrative to Summary Compensation Table

Base Salaries

Messrs. Drees and Berger each received base salaries in fiscal year 2015 to compensate them for services rendered to Nuvectra. The base salary payable to each Named Executive Officer was intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Mr. Drees’ annual base salary was $400,000 for fiscal year 2015. Mr. Berger’s annual base salary was $350,000 for fiscal year 2015. The amounts set forth in the Summary Compensation Table above reflect the pro-rated portions of the base salaries earned by Messrs. Drees and Berger during fiscal year 2015 based upon their respective employment start dates. Following the completion of the spin-off, our Named Executive Officers will earn annualized base salaries that are commensurate with their positions as Named Executive Officers of an independent publicly traded company and which are expected to provide a steady source of income sufficient to permit these officers to focus their time and attention on their work duties and responsibilities.

Cash Incentive Awards

Pursuant to the terms of their respective employment offer letters, Messrs. Drees and Berger were each eligible to receive an annual cash incentive award for fiscal year 2015. The target cash incentive award percentage for Mr. Drees was 60% of his annualized base salary for the year with the opportunity to receive up to 120% of his annualized base salary at the maximum payout level if specified achievement thresholds were met. The minimum cash incentive award amount for Mr. Drees was 60% of his annualized base salary, pro-rated based upon his employment start date. The target cash incentive award percentage for Mr. Berger was 50% of his annualized base salary for the year with the opportunity to receive up to 95% of his annualized base salary at the maximum payout level if specified achievement thresholds were met. The minimum cash incentive award amount for Mr. Berger was 50% of his annualized base salary, pro-rated based upon his employment start date. The amount of the cash incentive award actually awarded to each Named Executive Officer for fiscal year 2015 is set forth above in the Summary Compensation Table under the column entitled “Bonus.” Following the completion of the spin-off, we expect that our Named Executive Officers will be eligible to participate in any cash bonus plan that may be established by our Board of Directors. If a cash bonus plan is established, eligibility to receive annual cash incentive awards is expected to incentivize our Named Executive Officers to strive to attain company-wide and/or individual performance goals that further our interests and the interests of our stockholders.

Retirement Plans

During fiscal year 2015, Messrs. Drees and Berger were each eligible to participate in Greatbatch’s 401(k) retirement savings plan. Under the terms of Greatbatch’s 401(k) plan, Messrs. Drees and Berger could elect to contribute pre-tax amounts, up to a statutorily prescribed limit, to the 401(k) plan, which was subject to a discretionary match by Greatbatch.

Other Benefits

Our Named Executive Officers also participated in Greatbatch’s benefit plans, including medical, dental and vision insurance, wellness incentives and paid time off. Messrs. Drees’ and Berger’s participation in these plans was on the same terms as other associates of Greatbatch.

Nuvectra Employment Arrangements

Scott F. Drees

We have entered into an employment offer letter with Mr. Drees that sets forth his initial base salary, short-term target bonus opportunity, a one-time equity award and provides that Mr. Drees’ employment is “at will” and may be terminated by either party at any time.

The base salary for Mr. Drees is $400,000. For 2016 and thereafter, Mr. Drees is eligible to participate in any cash bonus plan that may be established by our Board of Directors.

After the completion of the spin-off, Mr. Drees will receive a one-time equity award from Nuvectra that will relate to a number of shares of Nuvectra common stock equal to at least two percent of the number of shares of Nuvectra common stock outstanding immediately following the completion of the spin-off. Subject to confirmation by our Board of Directors, this equity award is expected to be allocated with 25% of the total equity award granted as non-qualified stock options and 75% of the total equity award granted as restricted stock units. Both the non-qualified stock options and the restricted stock units will vest in equal annual installments over a three-year period and the vesting dates for each will coincide with the anniversary date of the grant date. It is currently intended that this one-time equity award grant will be in lieu of Mr. Drees’ participation in any equity incentive plan established by Nuvectra for the three-year period following the completion of the spin-off. The exact terms and conditions of this one-time equity award for Mr. Drees are subject to review and confirmation by our Board of Directors.

Mr. Drees’ employment offer letter provides that for a period of one year, beginning on his employment start date, if his employment is terminated by Greatbatch prior to the completion of the spin-off for reasons other than cause, he will receive a lump sum severance payment of one year’s base salary plus his current target bonus and an additional lump sum in an amount equal to the amount Greatbatch would have contributed to health, vision and dental coverage premiums during the one year period after termination, provided that he signs a general release of employment-based claims. For purposes of this provision in the employment offer letter, “cause” means (i) gross negligence or willful misconduct in the performance of duties, (ii) dishonesty to Greatbatch or (iii) the commission of a felony that results in a conviction in a court of law. After the completion of the spin-off, the employment offer letter provides that Mr. Drees will be eligible to participate in any severance program that may be established by our Board of Directors.

Walter Z. Berger

We have entered into an employment offer letter with Mr. Berger that sets forth his initial base salary, short-term target bonus opportunity, a one-time equity award and provides that Mr. Berger’s employment is “at will” and may be terminated by either party at any time.

The base salary for Mr. Berger is $350,000. Until the completion of the spin-off, Mr. Berger is eligible to receive an annual cash incentive award under the Greatbatch annual incentive award plan. After the completion of the spin-off, Mr. Berger is eligible to participate in any cash bonus plan that may be established by our Board of Directors.

After the completion of the spin-off, Mr. Berger will receive a one-time equity award from Nuvectra that will relate to a number of shares of Nuvectra common stock equal to at least one percent of the number of shares of Nuvectra common stock outstanding immediately following the completion of the spin-off. Subject to confirmation by our Board of Directors, this equity award is expected to be allocated with 25% of the total equity award granted as non-qualified stock options and 75% of the total equity award granted as restricted stock units. Both the non-qualified stock options and the restricted stock units will vest in equal annual installments over a three-year period and the vesting dates for each will coincide with the anniversary date of the grant date. It is currently intended that this one-time equity award grant will be in lieu of Mr. Berger’s participation in any equity incentive plan established by Nuvectra for the three-year period following the completion of the spin-off. The exact terms and conditions of this one-time equity award for Mr. Berger are subject to review and confirmation by our Board of Directors.

Mr. Berger’s employment offer letter provides that prior to August 1, 2016, if his employment is terminated by Greatbatch prior to the completion of the spin-off for reasons other than cause, he will receive (i) a lump sum severance payment in an amount equal to the sum of (A) one year’s base salary, (B) the equivalent of one year’s bonus at the target bonus percentage and (C) an amount equal to the pro-rated bonus for fiscal year 2016 that had been earned as of the date of termination, (ii) an additional lump sum in an amount equal to the amount Greatbatch would have contributed to health, vision and dental coverage premiums during the one year period after termination and (iii) if his employment is terminated as a result of a sale of Nuvectra prior to the completion of the spin-off, a special bonus in the amount of $350,000, provided that he signs a general release of employment-based claims. For purposes of this provision in the employment offer letter, “cause” means (i) gross negligence or willful misconduct in the performance of duties, (ii) dishonesty to Greatbatch or (iii) the commission of a felony that results in a conviction in a court of law. After the completion of the spin-off, the employment offer letter provides that Mr. Berger will be eligible to participate in any severance program that may be established by our Board of Directors.

Nuvectra Corporation 2016 Equity Incentive Plan

Prior to the spin-off, the board of managers of QiG Group will adopt and Greatbatch Ltd., as sole member of QiG Group, will approve, the Nuvectra Corporation 2016 Equity Incentive Plan, or the Equity Plan, under which we may grant equity incentive awards to eligible persons in order to attract, motivate and retain the talent for which we compete. The material terms of the Equity Plan are summarized below. This summary is qualified in its entirety by reference to the full text of the Equity Plan, which is filed as an exhibit to the registration statement of which this information statement forms a part.

Eligibility and Administration

Employees, non-employee consultants or service providers and non-employee directors of Nuvectra are eligible to receive incentive awards under the Equity Plan. In addition, any person who received an incentive award that was originally granted under a Greatbatch equity incentive award plan, which is adjusted into an incentive award covering Nuvectra common stock in accordance with the terms of the Employee Matters Agreement, each, a Spin-off Award, is eligible to participate in the Equity Plan. Following the completion of the spin-off, the Equity Plan will be administered by our Compensation and Organization Committee. The Compensation and Organization Committee will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of the Equity Plan, subject to the express terms and conditions set forth in the Equity Plan. The Compensation and Organization Committee will also set out the terms and conditions of all incentive awards under the Equity Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

The aggregate number of shares that may be issued pursuant to incentive awards under the Equity Plan is the sum of (i)             shares, or the Share Limit, and (ii) the number of shares subject to all of the Spin-off Awards outstanding immediately following the completion of the spin-off, subject to adjustment only to reflect stock splits or other similar type events. These shares may be authorized but unissued shares, issued shares held in Nuvectra’s treasury or shares acquired for purposes of the Equity Plan. The Share Limit will increase on an annual basis on the first day of each fiscal year, for a period of nine years after the effective date of the Equity Plan, in an amount equal to four percent (4%) of the total number of shares of Nuvectra stock outstanding on the last day of the immediately preceding fiscal year. The Compensation and Organization Committee may act prior to the first day of each fiscal year to provide that there will be no increase of the Share Limit for that fiscal year or that the increase of the Share Limit for such year will be a smaller number of shares than would otherwise occur.

Other than with respect to the Spin-off Awards, for purposes of calculating the Share Limit, the aggregate number of shares of our common stock issued under the Equity Plan at any time shall only equal the number of shares of our common stock actually issued upon exercise or settlement of an outstanding award.

Other than with respect to Spin-off Awards, shares underlying incentive awards that are forfeited, expire, cancelled or lapse become available for future grants. Shares that are (i) used to pay the exercise price of a stock option, (ii) delivered or withheld to satisfy tax withholding obligations, (iii) covered by a stock-settled stock appreciation right, or SAR, that are not issued upon settlement of such SAR or (iv) not issued because cash is issued in lieu of shares will, in each case, not be available for future grants. When a stock settled SAR is exercised, the shares subject to a SAR grant agreement will be counted against the shares available for award as one share for every share subject thereto, regardless of the number of shares used to settle the stock appreciation right upon exercise.

Shares issued under the Equity Plan upon the assumption of, or in substitution for, any outstanding awards of an entity acquired in any form of business combination with Nuvectra will not be counted towards the Share Limit.

Excluding any Spin-off Awards, the maximum number of shares that may be awarded under the Equity Plan in any single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $500,000 in total value (calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes). Excluding any Spin-off Awards, the maximum number of shares that may be awarded under the Equity Plan as incentive stock options is             . Excluding any Spin-off Awards, the aggregate number of shares subject to (i) options or SARs awarded under the Equity Plan to any employee during any fiscal year shall not exceed             shares and (ii) any incentive awards, other than options or SARs, awarded under the Equity Plan to any employee during any fiscal year shall not exceed shares.

Awards

The Equity Plan provides for the grant of stock options, including incentive stock options, restricted stock, restricted stock units, or RSUs, SARs, and stock bonuses. All incentive awards under the Equity Plan will be set forth in award agreements, which will detail all terms and conditions of the incentive awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows:

(1) Non-qualified and incentive stock option – the right to purchase a certain number of shares of stock, at a certain exercise price, in the future.

(2) Restricted stock – share award conditioned upon continued employment, the passage of time or the achievement of performance objectives.

(3) RSUs – a contractual right to receive a share of stock in the future.

(4) SAR – the right to receive the net of the market price of a share of stock and the exercise price of the right, in stock, in the future.

(5) Stock bonus – a bonus payable in shares of stock.

Incentive awards granted under the Equity Plan may qualify as “performance-based compensation” under Section 162(m) of the Code and thus preserve federal income tax deductions for Nuvectra with respect to annual compensation required to be taken into account under Section 162(m) of the Code that is in excess of $1 million and paid to one of our most highly compensated executive officers. To qualify, the equity awards must be granted under the Equity Plan by a committee consisting of two or more “outside directors” (as defined under Section 162(m) of the Code) and must satisfy the Equity Plan’s limit on the total number of shares that may be awarded to any one participant during any calendar year. In addition, for equity awards to qualify, the grant, issuance, vesting or retention of the award must be contingent upon satisfying one or more of the performance criteria, as established and certified by a committee consisting solely of two or more outside directors.

For purposes of the Equity Plan, one or more of the following performance criteria will be used in setting performance goals applicable to performance-based compensation, and may be used in setting performance goals applicable to other performance awards: (i) net earnings or net income (either before or after one or more of the following: interest, taxes, depreciation, amortization and non-cash equity-based compensation expenses), (ii) economic value-added (as determined by the Compensation and Organization Committee), (iii) sales or revenue, (iv) net earnings or net income (either before or after taxes), (v) operating earnings or income, (vi) cash flow (including, but not limited to, operating cash flow and free cash flow), (vii) gross profit or gross profit growth, (viii) cash flow return on capital, (ix) return on investment, (x) return on stockholders’ equity, (xi) return on assets or net assets, (xii) return on capital, (xiii) stockholder returns, (xiv) return on sales, (xv) gross or net profit margin, (xvi) productivity, (xvii) expenses or expense targets, (xviii) margins, (xix) improvement of capital structure, (xx) operating efficiency, (xxi) cost reduction or savings, (xxii) budget and expense management, (xxiii) customer satisfaction, (xxiv) working capital, (xxv) basic or diluted earnings or loss per share (before or after taxes), (xxvi) price per share of Nuvectra’s stock (including, but not limited to growth measures or total stockholder return), (xxvii) completion of acquisitions or business expansion, (xxviii) regulatory achievements or compliance

(including, without limitation, regulatory body approval for commercialization of a product), (xxix) implementation or completion of critical products, (xxx) enterprise value, (xxxi) attainment of objective employee metrics, (xxxii) market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a market index, group of other companies or a combination thereof.

Award Terms

Options and SARs will have a term no longer than ten years. All incentive awards made under the Equity Plan may be subject to vesting and other contingencies as determined by the Compensation and Organization Committee and will be evidenced by award agreements which set forth the terms and conditions of each award. The Compensation and Organization Committee, in its discretion, may accelerate or extend the period for the exercise or vesting of any awards.

In the event that a change in control (as defined in the Equity Plan) occurs, each outstanding incentive award held by a participant will become fully vested (and, as applicable, exercisable).

Vesting

Subject to certain exceptions set forth in the Equity Plan, any Restricted Stock or RSU (other than any Spin-off Awards) that vests solely on the basis of the passage of time will not fully vest more quickly than over the three-year period beginning on date of grant and any Restricted Stock or RSU that is a performance-based awards (other than any Spin-off Awards) will not vest prior to the first anniversary of the date of grant. Unless the applicable award agreement provides otherwise, no option or SAR (other than any Spin-off Award) shall be exercisable prior to the first anniversary of grant.

Upon consummation of an event constituting a change of control (as defined in the Equity Plan), all incentive awards granted under the Equity Plan will become immediately vested.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments

The Compensation and Organization Committee may modify award terms and/or adjust other terms and conditions of awards in order to facilitate grants of incentive awards to participants who are foreign nationals or employed outside of the United States. All awards will be subject to deduction or clawback as may be required pursuant to applicable law, the listing standards of the stock exchange on which our shares are listed or any clawback policy adopted by us. Incentive awards granted under the Equity Plan generally are not transferable except by will or the laws of descent and distribution. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Equity Plan, the Compensation and Organization Committee may, in its sole discretion, accept cash or check, shares of our common stock that meet specified conditions, or such other consideration as it deems suitable.

Equity Plan Amendment and Termination

Our Board of Directors may at any time, suspend or terminate the Equity Plan or revise or amend it in any respect whatsoever; provided, however, that stockholder approval shall be required if and to the extent required by Exchange Act Rule 16b-3 or by any comparable or successor exemption under that the Board believes it is appropriate for the Equity Plan to qualify, or if and to the extent the Board determines that such approval is appropriate for purposes of satisfying Sections 162(m), 422 or 409A of the Code or any applicable rule or listing standard of any stock exchange, automated quotation system or similar organization. The Equity Plan terminates on the tenth anniversary of its initial effective date.

Retirement Benefits

In addition to the Equity Plan described immediately above, we expect to establish and maintain a defined contribution 401(k) plan that permits contributions by employees through salary deductions pursuant to Section 401(k) of the Code, and provides for a matching contribution from Nuvectra to eligible employees who contribute through such plan. Our Named Executive Officers also are expected to be eligible to participate in this plan.

Nuvectra is not expected to maintain a deferred compensation plan for its executives following the spin-off.

Director Compensation

Following the spin-off, director compensation will be determined by our Board of Directors with the assistance of the committee responsible for executive compensation, which we expect to be the Compensation and Organization Committee. After consulting with its independent compensation consultants, Greatbatch’s board of directors approved an initial director compensation scheme for non-employee directors of Nuvectra. Initially, we expect to pay non-employee directors an annual cash retainer of $40,000, with the non-executive Chairman of the Board receiving a supplemental annual cash retainer of $50,000. We will provide all newly elected non-employee directors an initial equity grant in the form of option to purchase shares of Nuvectra common stock with a value of $150,000. These stock options will vest in equal annual installments over a three-year period. Each fiscal year, we also expect to grant ongoing equity compensation to non-employee directors in the form of options to purchase Nuvectra shares of common stock and restricted stock units of Nuvectra, with an aggregate value of $90,000. This annual grant of equity compensation is expected to be split such that half of the value is granted in the form of options to purchase shares of Nuvectra common stock and half is granted as restricted stock units of Nuvectra. These stock options and restricted stock units will each have a one year vesting period.

The committee chairs will receive the following additional cash retainers: Audit Committee chair — $20,000; Compensation and Organization Committee chair — $15,000 and Governance and Nominating Committee chair — $10,000. Committee members, other than the chairs of each committee, will receive the following additional cash retainers: Audit Committee member — $10,000; Compensation and Organization Committee member — $7,500 and Governance and Nominating Committee member — $5,000.

We also expect that we will pay the premiums on directors’ and officers’ liability and travel accident insurance policies insuring our directors, and expect to reimburse directors for their expenses incurred in connection with attending Board of Directors or committee meetings, but will not provide board or committee meeting fees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Immediately prior to the spin-off, all of our outstanding shares of common stock will be owned beneficially and of record by Greatbatch. The following table sets forth the pro forma anticipated beneficial ownership of our common stock immediately following the spin-off date by (i) each beneficial owner of more than five percent of Greatbatch’s common stock, (ii) each of our directors, director nominees and Named Executive Officers, and (iii) all directors, director nominees and executive officers as a group, based upon information available to us concerning ownership of Greatbatch common stock on                     , 2016 (and assuming a distribution ratio of              share of Nuvectra common stock for every              shares of Greatbatch common stock). Unless indicated below, the mailing address of each of the Nuvectra directors and Named Executive Officers is c/o Nuvectra Corporation, 5830 Granite Parkway, Suite 1100, Plano, Texas, 75024. As used in this information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security).

Name and Address of Beneficial Owner	Shares Projected to be Beneficially Owned	Percent of Class (1)
Scott F. Drees
Walter Z. Berger
Dr. Joseph A. Miller, Jr.
Anthony P. Bihl III
Kenneth G. Hawari
David D. Johnson
Dr. Fred B. Parks, PhD
Jon T. Tremmel
Thomas E. Zelibor
Accellent Holdings LLC (2)
9 West 57th Street
New York, NY 10019
BlackRock, Inc. (3)
55 East 52nd Street
New York, NY 10022
Dimensional Fund Advisors LP (4)
Building One
6300 Bee Cave Road
Austin, TX 78746
The Vanguard Group, Inc. (5)
100 Vanguard Boulevard
Malvern, PA 19355
All directors, director nominees and executive officers as a group (nine persons)

(1)	An asterisk indicates that the percentage of common stock projected to be beneficially owned by the named individual following the spin-off is less than 1% of total outstanding common stock.

(2)

The beneficial ownership information presented for Accellent Holdings LLC is derived from the Schedule 13G filed by Accellent Holdings LLC with the SEC on October 29, 2015. According to the filing, Accellent Holdings LLC had sole voting power and sole dispositive power with respect to 2,946,709 shares of Greatbatch common stock. In addition, according to the filing, each of KKR Millennium Fund L.P. (as the managing member of Accellent Holdings LLC), KKR Associates Millennium L.P. (as the general partner of KKR Millennium Fund L.P.), KKR Millennium GP LLC (as the general partner of KKR Associates Millennium L.P.), KKR Fund Holdings L.P. (as the designated member of KKR Millennium GP LLC), KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.), KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited), KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.), KKR & Co. L.P. (as the sole shareholder of KKR Group Limited), KKR Management LLC (as the sole general partner of KKR & Co. L.P.), and Henry R. Kravis and George R. Roberts may also be deemed to share voting and dispositive power with respect to the shares of Greatbatch common stock held by Accellent Holdings LLC. The principal business address of each of the entities and persons identified in this paragraph, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY, 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(3)	The beneficial ownership information presented for BlackRock, Inc. is derived from the Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 26, 2016. According to the filing, BlackRock, Inc. had sole voting power with respect to 2,312,614 shares of Greatbatch common stock, sole dispositive power with respect to 2,371,172 shares of Greatbatch common stock, and did not have shared voting or dispositive power as to any shares of Greatbatch common stock.

(4)	The beneficial ownership information presented for Dimensional Fund Advisors LP is derived from the Schedule 13G/A filed by Dimensional Fund Advisors LP with the SEC on February 9, 2016. According to the filing, Dimensional Fund Advisors LP had sole voting power with respect to 1,966,630 shares of Greatbatch common stock, sole dispositive power with respect to 2,042,683 shares of Greatbatch common stock, and did not have shared voting or dispositive power as to any shares of Greatbatch common stock.

(5)	The beneficial ownership information presented for The Vanguard Group, Inc. is derived from the Schedule 13G/A filed by The Vanguard Group, Inc. with the SEC on February 10, 2016. According to the filing, The Vanguard Group, Inc. had sole voting power with respect to 32,443 shares of Greatbatch common stock, shared voting power with respect to 2,200 shares of Greatbatch common stock, sole dispositive power with respect to 2,123,721 shares of Greatbatch common stock and shared dispositive power with respect to 33,043 shares of Greatbatch common stock.

DESCRIPTION OF NUVECTRA CAPITAL STOCK

The following is a summary of the material terms of our capital stock that will be contained in our certificate of incorporation and by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our certificate of incorporation or of our by-laws to be in effect as of the spin-off date and this summary is qualified in its entirety by reference to these documents. You should read the certificate of incorporation and by-laws, together with the applicable provisions of the DGCL, for additional information on our capital stock as of the spin-off date. The certificate of incorporation and by-laws that will be in effect as of the spin-off date are included as exhibits to our registration statement on Form 10, of which this information statement forms a part.

General

Our authorized capital stock will consist of             shares of common stock, par value $0.001 per share, and             shares of preferred stock, par value $0.001 per share. In connection with the spin-off,             shares of common stock will be reserved for issuances of stock options, restricted stock units and other equity awards under our equity incentive plan. Based on approximately             shares of Greatbatch common stock that we expect to be outstanding on the record date, approximately             shares of Nuvectra common stock will be outstanding immediately following the spin-off, and there will be approximately             holders of record of Nuvectra common stock. Immediately following the spin-off, no shares of preferred stock will be outstanding and our Board of Directors has no present plans to issue any shares of our preferred stock.

Common Stock

The holders of Nuvectra common stock will be entitled to one vote per share of common stock held on all matters voted on by our stockholders, including the election of directors, and, subject to preferences that may be applicable to any outstanding series of preferred stock as provided in any resolution adopted by our Board of Directors, the holders of Nuvectra common stock will possess all voting power. There will be no cumulative voting rights. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. Except with respect to the election of directors, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all stockholders present in person or represented by proxy at the meeting, voting together as a single class. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes received, even if less than a majority, will be elected.

Subject to preferences that may be applicable to any outstanding series of preferred stock, if any, the holders of Nuvectra common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. For more information, see “Dividend Policy.” In the event of our liquidation, dissolution or winding up, subject to preferences that may be applicable to any outstanding series of preferred stock, if any, the holders of Nuvectra common stock would be entitled to share ratably in all assets available for distribution to stockholders after the payment of all of our debts and other liabilities.

The holders of Nuvectra common stock will have no preemptive, conversion or other subscription rights, and there will be no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of Nuvectra common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any outstanding series of preferred stock, if any, that may be issued from time to time in the future.

Immediately following the spin-off, all of the outstanding shares of Nuvectra common stock will be validly issued, fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation will authorize our Board of Directors, without the approval of our stockholders, to issue up to             shares of preferred stock in one or more series and to fix the designation, powers, preferences and rights of one or more series of preferred stock, any or all of which may be greater than those of the Nuvectra common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation, dissolution or winding up. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Nuvectra or other corporate action. Immediately following the spin-off, no shares of preferred stock will be outstanding, and our Board of Directors has no present plan to issue any shares of preferred stock.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and By-Laws and of Delaware Law

Our certificate of incorporation and by-laws will contain certain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares of common stock.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

For more complete information regarding these provisions, you should read our certificate of incorporation and by-laws, which are included as exhibits to our registration statement on Form 10, of which this information statement is a part.

Classified Board of Directors

Our certificate of incorporation and by-laws will provide that our Board of Directors, subject to the rights of holders of our preferred stock, will be divided into three classes as nearly equal in number as possible. Class I will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2017, Class II will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2018, and Class III will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2019. Thereafter the directors in each class will serve for a three-year term, with each director to hold office until his or her successor is duly elected and qualified. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because the staggered terms, together with the removal and vacancy provisions that will be contained in our certificate of incorporation discussed below, would make it more difficult for a potential acquiror to gain control of our Board of Directors.

Number of Directors; Filling Vacancies; Removal of Directors

Our certificate of incorporation and by-laws will provide that, subject to the rights of holders of any series of outstanding preferred stock, if any, the number of directors on our Board of Directors will be fixed exclusively by the Board of Directors. Additionally, subject to the rights of holders of any series of outstanding preferred stock, if any, only our Board of Directors will be able to fill any vacancies, however occurring, including a vacancy resulting from an increase in the size of the Board of Directors.

Subject to the rights of holders of our preferred stock, our certificate of incorporation will provide that a director may only be removed from office for cause by the affirmative vote of holders of record of outstanding shares representing at least 66 2⁄3% of the voting power of all shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class.

No Cumulative Voting

Delaware law provides that stockholders are denied the right to cumulate votes in the election of directors unless a company’s certificate of incorporation provides otherwise. Our certificate of incorporation will not provide for cumulative voting. Because our stockholders will not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors.

No Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation will provide that, subject to the rights of holders of any series of outstanding preferred stock, if any, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing of such stockholders. In addition, our certificate of incorporation will provide that special meetings of stockholders may be called at any time, but only by our Board of Directors pursuant to a resolution adopted by the Board of Directors, by the Chairman of our Board of Directors or by our Chief Executive Officer. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders unless a special meeting of stockholders is called by our Board of Directors, the Chairman of our Board of Directors or our Chief Executive Officer.

Advance Notice of Stockholder Nominations and Stockholder Proposals

Our by-laws will establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of the stockholders. The business to be conducted at an annual meeting will be limited to business brought before the meeting by, or at the direction of, our Board of Directors or by a stockholder who has given timely written notice to our Corporate Secretary of that stockholder’s intention to bring such business before such meeting.

Our by-laws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election to our Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our by-laws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company. Nothing in the bylaws will be deemed to affect any rights of stockholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Undesignated Preferred Stock

Our certificate of incorporation will authorize our Board of Directors, without the approval of our stockholders, to issue and fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of our common stock.

The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal or have the effect of deterring hostile takeovers or delaying changes in control or management of our company. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of Nuvectra common stockholders.

Amendment of the Certificate of Incorporation and By-laws

Our certificate of incorporation will provide that the affirmative vote of holders of record representing at least 66 2⁄3% of the voting power of all shares of capital stock then entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter, change, repeal or adopt any provision of our by-laws and certain provisions of our certificate of incorporation. Our certificate of incorporation will also provide that our Board of Directors may amend our by-laws.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Limitation of Liability and Indemnification of Our Directors and Officers

For a discussion of liability and indemnification, see “Indemnification and Limitations of Liability of Directors and Officers.”

Exclusive Forum

Our certificate of incorporation will provide that unless we consent in writing to an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Nuvectra; any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Nuvectra to Nuvectra or Nuvectra’s stockholders; any action arising pursuant to any provision of the DGCL, our certificate of incorporation or our by-laws; or any action asserting a claim governed by the internal affairs doctrine.

Listing

Nuvectra’s common stock has been approved for listing on the NASDAQ Global Market under the symbol “NVTR”.

Transfer Agent

After the spin-off, Computershare will serve as the transfer agent and registrar for Nuvectra’s common stock. The transfer agent and registrar’s address is P.O. Box 30170, College Station, TX 77842-3170.

INDEMNIFICATION AND LIMITATIONS OF LIABILITY OF DIRECTORS AND OFFICERS

As permitted by Section 102 of the DGCL, we will adopt provisions in our certificate of incorporation and by-laws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability will not apply to liabilities under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and by-laws will require us to indemnify and hold harmless each person who is, or was a director or officer of Nuvectra, and each person who, at our request, serves or served as a director or officer at another corporation or other enterprise (including with respect to employee benefit plans), as the case may be, to the fullest extent permitted under Delaware law. Our certificate of incorporation and by-laws will also provide that we must indemnify and advance reasonable expenses to its directors and officers incurred in defending or otherwise participating in any proceeding in advance of its final disposition, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Our certificate of incorporation and by-laws will also provide that we may, to the extent authorized from time to time by our Board of Directors, indemnify and hold harmless each person who is, or was, an employee or agent of Nuvectra or, at our request, serves or served as an employee or agent of another corporation or other enterprise. The rights provided in our certificate of incorporation and by-laws are not exclusive.

We also intend to enter into separate indemnification agreements with each of our directors and certain of our officers, which may be broader than the specific indemnification provisions contained in the DGCL. Subject to certain exceptions, these indemnification agreements generally will require us, among other things, to indemnify our directors and those certain officers against liabilities that may arise by reason of their status or service as director or officer, as the case may be. These indemnification agreements also generally will require us to advance expenses as they are incurred by the directors or those certain officers as a result of any proceeding against them as to which they could be indemnified. In addition, we intend to obtain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in certain specified circumstances.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Review, Approval or Ratification of Related Person Transactions

Our Board of Directors is expected to adopt a written policy regarding the review, approval or ratification of transactions involving or between Nuvectra and any related persons, or in which a related person will have a direct or indirect material interest, and involves an amount in that exceeds $120,000. These transactions, which are commonly referred to as related person transactions, are required to be disclosed under the SEC’s rules. A related person is defined to include our directors, executive officers, a director nominee, a five percent stockholder or any immediate family member or entity of the foregoing persons. Transactions involving compensation for services provided to us by an employee or director are not covered by this policy.

This policy is also expected to provide that each director, director nominee and executive officer is required to promptly provide written notification of any material interest that he or she (or his or her immediate family member) has or will have in a transaction with Nuvectra. Based on a review of the transaction, a determination will be made whether the transaction constitutes a related person transaction under the SEC’s rules. As appropriate, our Audit Committee will then review the terms and substance of the transaction, using the method described below, to determine whether to ratify or approve the related person transaction. If the transaction involves a related person who is a director or an immediate family member of a director, such director may not participate in the deliberations or vote regarding such approval. The procedures are expected to provide that the Audit Committee may, in its sole discretion, refer consideration of these transactions to our full Board of Directors.

This policy is expected to provide that if a transaction has been identified as a related person transaction (including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation), our executive officers must present information regarding the related person transaction to our Audit Committee (or, if Audit Committee approval would be inappropriate, to another independent body of our Board of Directors) for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. In considering related person transactions, our Audit Committee (or other independent body of our Board of Directors) will take into account the relevant available facts and circumstances including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products and, if applicable the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated.

Agreements with Greatbatch

In connection with the spin-off, we will enter into various agreements with Greatbatch to define our ongoing relationship with Greatbatch after the spin-off. These agreements will define responsibility for obligations arising before and after the spin-off date, including, among others, obligations relating to our employees, certain transition services and taxes. The terms of each of these agreements have been, or will be, negotiated with Greatbatch while Nuvectra is still an indirect wholly-owned subsidiary of Greatbatch and thus, the transactions contemplated by these agreements will constitute related person transactions. For more information about these arrangements, see “Our Relationship with Greatbatch After the Spin-Off – Agreements Between Greatbatch and Us.”

Consulting Agreement with Scott F. Drees

In August 2009, we entered into a master consulting agreement with Decaf Consulting, Inc., or Decaf Consulting, which is a corporation owned by Scott F. Drees, who will serve as our President, Chief Executive Officer and a director on our Board of Directors. Pursuant to this consulting arrangement, Decaf Consulting provided certain business and technology consulting and leadership services for Nuvectra and our subsidiaries Algostim and PelviStim. Under the master consulting agreement, we paid consulting fees to Decaf Consulting in the amount of $300,000 per year in each of fiscal year 2014 and fiscal year 2013 and $150,000 during fiscal year 2015. This master consulting agreement has been terminated in connection with Mr. Drees agreeing to serve as our President and Chief Executive Officer.

Purchase of Membership Interests of Algostim and PelviStim from Scott F. Drees

During the fourth quarter of fiscal year 2015, we purchased five membership units of PelviStim (which represented an approximate 5% ownership interest of PelviStim) for $1.6 million and five membership units of Algostim (which represented an approximate 5% ownership interest of Algostim) for $5.2 million from Drees Holding LLC. Scott F. Drees is the sole managing director and the principal owner of Drees Holding LLC. Upon completion of the purchase, neither Drees Holding LLC nor Mr. Drees owns any memberships unit of either PelviStim or Algostim. This purchase was funded by a cash contribution from Greatbatch.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10, of which this information statement constitutes a part, with respect to Nuvectra common stock being received by Greatbatch stockholders in the spin-off. This information statement does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us, our business and Nuvectra common stock being received by Greatbatch stockholders in the spin-off, please refer to the registration statement, including its exhibits. While we have provided a summary of the material terms of certain agreements and other documents, this summary does not describe all of the details of the agreements and other documents. Statements made in this information statement relating to any agreement or other document are not necessarily complete, and if the agreement or other document is filed as an exhibit to the registration statement, you should refer to such exhibit for a copy of the actual agreement or document.

You may review a copy of this registration statement, including its exhibits, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of this spin-off, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for review and copying at the SEC’s Public Reference Room referenced above and the website maintained by the SEC at www.sec.gov.

We intend to furnish Nuvectra stockholders with annual reports containing consolidated financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. Neither we nor Greatbatch has authorized anyone to provide you with information that is different or to make any representation not contained in this information statement. This information statement is being furnished solely to provide information to Greatbatch stockholders who will receive Nuvectra common stock in the spin-off. It is not, and it is not to be construed as, an inducement or encouragement to buy or sell any securities of Greatbatch or Nuvectra. We and Greatbatch believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date of this information statement, and neither we nor Greatbatch will update the information except to the extent required in the normal course of our or Greatbatch’s respective public disclosure practices or to the extent required pursuant to federal securities laws.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Greatbatch, Inc.

Frisco, Texas

We have audited the accompanying combined balance sheets of Nuvectra (the “Company”), an entity under common control and oversight of Greatbatch, Inc. (“Greatbatch”), as of January 1, 2016 and January 2, 2015, and the related combined statements of operations and comprehensive loss, cash flows, and parent company equity for each of the two years in the period ended January 1, 2016. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2016 and January 2, 2015, and the results of its operations and its cash flows for each of the two years in the period ended January 1, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the accompanying combined financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from Greatbatch applicable to the Company as a whole.

/s/ Deloitte & Touche LLP

Williamsville, New York

February 18, 2016

NUVECTRA

COMBINED BALANCE SHEETS

(in thousands)

	At
	January 1, 2016	January 2, 2015
ASSETS
Current assets:
Cash and cash equivalents	$202	$418
Trade accounts receivable, net of allowance for doubtful accounts	417	651
Prepaid expenses and other current assets	145	335

Total current assets	764	1,404
Property, plant and equipment, net	4,469	4,680
Amortizing intangible assets, net	1,983	2,272
Goodwill	38,182	38,182

Total assets	$45,398	$46,538

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable and other current liabilities	$542	$807
Amount due to non-controlling interests	6,818	—
Accrued bonuses	198	1,243

Total current liabilities	7,558	2,050
Other long-term liabilities	—	—

Total liabilities	7,558	2,050

Commitments and contingencies (Note 7)
Parent company equity:
Greatbatch’s net investment	162,934	145,166
Accumulated loss	(125,094)	(100,678)

Total parent company equity	37,840	44,488

Total liabilities and parent company equity	$45,398	$46,538

The accompanying notes are an integral part of these combined financial statements.

NUVECTRA

COMBINED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(in thousands)

	Year Ended
	January 1, 2016	January 2, 2015
Sales	$5,238	$3,696
Cost of sales (including related party purchases of $1.5 million in 2015 and $0.2 million in 2014)	3,371	1,769

Gross profit	1,867	1,927
Operating expenses:
Selling, general and administrative expenses	10,541	6,704
Research, development and engineering costs, net	15,430	16,572
Other operating expenses, net	312	95

Total operating expenses	26,283	23,371

Loss before provision for income taxes	(24,416)	(21,444)
Provision for income taxes	—	—

Net loss	$(24,416)	$(21,444)

Comprehensive loss	$(24,416)	$(21,444)

The accompanying notes are an integral part of these combined financial statements.

NUVECTRA

COMBINED CASH FLOW STATEMENTS

(in thousands)

	Year Ended
	January 1, 2016	January 2, 2015
Cash flows from operating activities:
Net loss	$(24,416)	$(21,444)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	587	1,061
Stock-based compensation allocated from Greatbatch	1,050	545
Other non-cash losses (gains)	235	(840)
Changes in operating assets and liabilities:
Trade accounts receivable	234	181
Prepaid expenses and other current assets	190	61
Accounts payable and other current liabilities	(265)	485
Accrued bonuses	(1,045)	141

Net cash used in operating activities	(23,430)	(19,810)

Cash flows from investing activities:
Acquisition of property, plant and equipment	(529)	(1,272)

Net cash used in investing activities	(529)	(1,272)

Cash flows from financing activities:
Purchase of non-controlling interests	(9,875)	—
Net funding provided by Greatbatch	33,618	20,327

Net cash provided by financing activities	23,743	20,327

Net decrease in cash and cash equivalents	(216)	(755)
Cash and cash equivalents, beginning of year	418	1,173

Cash and cash equivalents, end of year	$202	$418

The accompanying notes are an integral part of these combined financial statements.

NUVECTRA

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

(in thousands)

	Greatbatch’s Net Investment	Accumulated Loss	Total Parent Company Equity
Balance, January 3, 2014	$124,294	$(79,234)	$45,060
Net loss	—	(21,444)	(21,444)
Parent allocation – stock-based compensation	545	—	545
Net funding provided by Greatbatch	20,327	—	20,327

Balance, January 2, 2015	145,166	(100,678)	44,488
Net loss	—	(24,416)	(24,416)
Parent allocation – stock-based compensation	1,050	—	1,050
Purchase of non-controlling interests	(16,693)	—	(16,693)
Net funding provided by Greatbatch	33,411	—	33,411

Balance, January 1, 2016	$162,934	$(125,094)	$37,840

The accompanying notes are an integral part of these combined financial statements.

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background – QiG Group, LLC (“QiG”), is a medical device company formed in 2008 to develop and commercialize a neurostimulation technology platform for treatment of various disorders by stimulating tissues associated with the nervous system. QiG is a wholly owned subsidiary of Greatbatch, Inc. (“Greatbatch” or “Parent”). On July 30, 2015, Greatbatch announced that it intended to spin-off QiG and its neuromodulation medical device business from the remainder of its business through a tax-free distribution of all of the issued and outstanding shares of common stock of QiG to the stockholders of Greatbatch on a pro rata basis (the “Spin-off”). Immediately prior to completion of the Spin-off, QiG will be converted into a corporation and will change its name to Nuvectra Corporation (the “Company” or “Nuvectra”). Upon completion of the Spin-off, the Company will be an independent publicly-traded company and Greatbatch will not own any shares of Nuvectra common stock. Except as otherwise indicated or unless the context otherwise requires, the information included in these Combined Financial Statements assumes the completion of the Spin-off and the transactions occurring in connection with the Spin-off.

Basis of Presentation – Nuvectra has historically operated as part of Greatbatch and not as a separate stand-alone entity. These Combined Financial Statements of Nuvectra have been prepared on a “combined” basis from the consolidated financial statements of Greatbatch to represent the financial position and performance of Nuvectra as if it had existed on a stand-alone basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The entity being spun-off is composed of Nuvectra and its subsidiaries: (i) Algostim, LLC (“Algostim”), (ii) PelviStim LLC (“PelviStim”), and (iii) NeuroNexus Technologies, Inc. (“NeuroNexus”), the shares of which are being transferred to the Company by Greatbatch in connection with the Spin-off.

These Combined Financial Statements include the assets and liabilities that have historically been held at Greatbatch but which were specifically identifiable or attributable to the Company or were transferred to the Company in connection with the Spin-off. All intercompany transactions and accounts within the Company have been eliminated. All transactions between the Company and Greatbatch are considered to be effectively settled in the Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Cash Flow Statements as a financing activity and in the Combined Balance Sheets as Greatbatch’s Net Investment.

These Combined Financial Statements include an allocation of expenses related to certain Greatbatch corporate functions, including executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement, and facilities. These expenses have been charged to the Company on the basis of direct usage, when identifiable, with the remainder allocated primarily on a pro rata basis of estimated hours incurred, headcount, square footage, or other measures. The Company’s management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if the Company was an independent publicly-traded company or of the costs the Company will incur in the future after completion of the Spin-off. Following the Spin-off, Greatbatch will continue to provide many of these services on a transitional basis for a fee. See Note 10 “Related Party Transactions” for additional information. At this time, the Company is unable to determine what its expenses would have been on a standalone basis if the company had operated as an unaffiliated entity for each period in which a statement of operations is presented.

Greatbatch maintains a number of employee benefit and stock-based compensation programs at a corporate level. Nuvectra’s employees historically participated in those programs, and as such, the Company was charged a portion of the expenses associated with these programs. However, the Combined Balance Sheets do not include any equity related to the stock-based compensation programs. Any benefit plan liabilities that

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NOTES TO COMBINED FINANCIAL STATEMENTS

are the Company’s direct obligation, such as certain performance-based bonus plans, are reflected in the Combined Balance Sheets, as well as within the Company’s operating expenses. See Note 4 “Employee Benefit Plans” for further description of these plans.

Greatbatch’s Net Investment in these Combined Financial Statements represents the excess of total assets over total liabilities. Greatbatch’s Net Investment is primarily impacted by contributions from Greatbatch and net funding of Nuvectra’s expenses provided by Greatbatch. The Company has incurred significant net losses and negative cash flows from operations since inception and expects to incur additional net losses for the foreseeable future. The Company had negative cash flow from operations of $23.4 million and $19.8 million for the years ended January 1, 2016 and January 2, 2015, respectively, and an accumulated loss of $125.1 million as of January 1, 2016. Immediately prior to completion of the Spin-off, Greatbatch will make a cash capital contribution to Nuvectra of $75 million, which is expected to help fund the Company’s operations for approximately two years. After such time, the Company expects that it will be able to access the equity or debt capital markets for additional funding.

Beginning in fiscal year 2015, the Company changed its presentation of design verification testing costs (“DVT”), which are now included in Research, Development and Engineering Costs, Net in the Combined Statements of Operations as these amounts were no longer material for separate presentation. DVT costs amounted to $2.7 million for fiscal year 2015 and $1.6 million for fiscal year 2014. Prior year amounts have been reclassified for consistency with the current year presentation.

Nature of Operations – Nuvectra is a medical device company focused on the development and commercialization of a neurostimulation technology platform for treatment of various disorders through stimulation of tissues associated with the nervous system. The Company operates as a single reportable segment. The Algovita spinal cord stimulation (“SCS”) system (“Algovita”) is the first application of the Company’s neurostimulation technology platform and is indicated for the treatment of chronic pain of the trunk and limbs. The Company is also in the process of developing additional applications for its neurostimulation technology platform for other emerging indications such as sacral nerve stimulation (“SNS”), and deep brain stimulation (“DBS”), among others.

The Company submitted a premarket approval application (“PMA”) for Algovita to the United States Food & Drug Administration (“FDA”) in December 2013. In November 2015, the Company received PMA approval for Algovita and expects to launch Algovita commercially in the United States during the first half of 2016. Algovita obtained Conformité Européene (“CE”) mark approval in June 2014 through its notified body, TÜV SÜD America, and has been commercially available to patients in Germany and several other European countries since the fourth quarter of 2014. Algovita is being commercialized through the Company’s wholly-owned subsidiary Algostim.

The Company’s wholly-owned PelviStim subsidiary is focused on the commercialization of Nuvectra’s neurostimulation technology platform for SNS.

Prior to the fourth quarter of 2015, Algostim and PelviStim were 89% owned by the Company. Non-controlling interests in Algostim and PelviStim were owned by key opinion leaders and clinicians in the field of SCS and SNS. Under the operating agreement governing Algostim and PelviStim, the Company funded 100% of the expenses incurred. No distributions were to be made to non-controlling interest holders until the Company was reimbursed for these expenses. Thereafter, any potential future distributions were to be made pro rata based upon ownership percentages. During the fourth quarter of 2015, the Company purchased the outstanding non-controlling interests of Algostim and PelviStim for $16.7 million. Of this amount, $9.9 million was funded by a capital contribution from Greatbatch and $6.8 million remained payable as of January 1, 2016. For purposes of the Combined Cash Flow Statement for the year ended January 1, 2016, this liability was treated as a non-cash financing transaction. This liability was paid in January 2016 and was funded by a capital contribution from Greatbatch.

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NOTES TO COMBINED FINANCIAL STATEMENTS

The purchase of outstanding non-controlling interests included $6.9 million paid to Drees Holding LLC, which is a limited liability company of which Scott F. Drees, Chief Executive Officer (“CEO”) of Nuvectra, is the principal owner and the sole managing director. Mr. Drees received his interests in Algostim and PelviStim in connection with entering into a long-term consulting agreement with Nuvectra and prior to being appointed as its CEO in July 2015. Mr. Drees’ consulting agreement was terminated in connection with his agreeing to serve in the role of Nuvectra CEO.

The Company’s results also include the operations of NeuroNexus, which was originally acquired by Greatbatch in February 2012 and the shares of which will be transferred to Nuvectra in connection with the Spin-off. NeuroNexus offers high-value neural interface technology and devices across a wide range of functions including neuromonitoring and recording, electrical and optical stimulation, and targeted drug delivery applications that complement the Company’s existing neurostimulation technology platform. The Company intends to incorporate NeuroNexus’ technologies into its neurostimulation technology platform.

The Company is dependent on Greatbatch to manufacture Algovita and its components. An inability to obtain a sufficient quantity of Algovita or its components could have a material adverse impact on the Company’s business, financial condition and results of operations. See Note 10 “Related Party Transactions” for additional information regarding the Company’s relationship with Greatbatch.

Fiscal Year End – The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Friday nearest December 31. Fiscal years 2015 and 2014 ended on January 1, 2016, and January 2, 2015, respectively. Fiscal years 2015 and 2014 each contained fifty-two weeks.

Fair Value Measurements – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. Accounting Standards Codification (“ASC”) establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 1 valuations do not entail a significant degree of judgment.

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.

Level 3 – Valuation is based on unobservable inputs that are significant to the overall fair value measurement. The degree of judgment in determining fair value is greatest for Level 3 valuations.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, the type of asset/liability, whether the asset/liability is established in the marketplace, and other characteristics particular to the valuation. To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

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NOTES TO COMBINED FINANCIAL STATEMENTS

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are required to reflect those that market participants would use in pricing the asset or liability at the measurement date. The carrying amounts of cash and cash equivalents, trade accounts receivable, accounts payable and other current liabilities, and accrued bonuses approximate fair value because of the short-term nature of these items. Note 8 “Fair Value Measurements” contains additional information on assets and liabilities recorded at fair value in the Combined Financial Statements.

Cash and Cash Equivalents – Cash and Cash Equivalents consist of cash and highly liquid, short-term investments with maturities at the time of purchase of three-months or less.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentration of credit risk consist principally of Trade Accounts Receivable owed to the Company by its customers. All Algovita SCS system sales for fiscal years 2015 and 2014 were to one European distributor. The Company performs on-going credit evaluations of its customers. The Company maintains cash deposits with major banks, which from time to time may exceed insured limits. The Company performs on-going credit evaluations of its banks. See Note 9 “Business Segment, Geographic and Concentration Risk Information” for additional information.

Allowance for Doubtful Accounts – The Company provides credit, in the normal course of business, to its customers in the form of trade accounts receivable. Credit is extended based on evaluation of a customer’s financial condition and collateral is not required. The Company maintains an allowance for those customer receivables that it does not expect to collect. The Company accrues its estimated losses from uncollectable accounts receivable to the allowance based upon recent historical experience, the length of time the receivable has been outstanding and other specific information as it becomes available. Provisions to the allowance for doubtful accounts are charged to current operating expenses. Actual losses are charged against this allowance when incurred. The allowance for doubtful accounts was $0.06 million at the end of fiscal year 2015 and fiscal year 2014.

Property, Plant and Equipment, Net (“PP&E”) – PP&E is carried at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, as follows: buildings and building improvements 7-40 years; machinery and equipment 3-8 years; office equipment 3-10 years; and leasehold improvements over the remaining lives of the improvements or the lease term, if less. The cost of repairs and maintenance are expensed as incurred; renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization is removed from the accounts and any gain or loss is recorded in operating income or expense.

The Company is a party to various operating lease agreements for buildings, machinery, and equipment. Lease expense includes the effect of escalation clauses which are accounted for ratably over the lease term. Note 2 “Property, Plant and Equipment, Net” contains additional information on the Company’s PP&E.

Business Combinations – The Company records its business combinations under the acquisition method of accounting. Under the acquisition method of accounting, the Company allocates the purchase price of each acquisition to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. The fair value of identifiable intangible assets is based upon detailed valuations that use various assumptions made by management. Any excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired is allocated to goodwill. All direct acquisition-related costs are expensed as incurred.

In circumstances where an acquisition involves a contingent consideration arrangement, the Company recognizes a liability equal to the fair value of the contingent payments it expects to make as of the acquisition date. The Company re-measures this liability each reporting period and records changes in the

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

fair value through Other Operating Expenses, Net. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount periods and rates, as well as changes in the timing, amount of, or the likelihood of achieving the applicable contingent consideration. See Note 8 “Fair Value Measurements” for additional information on the Company’s contingent consideration.

Amortizing Intangible Assets, Net – Amortizing Intangible Assets, Net consists primarily of purchased technology and patents, and customer lists. The Company amortizes its definite-lived intangible assets over their estimated useful lives utilizing an accelerated method of amortization, which approximates the projected cash flows used to fair value those intangible assets at the time of acquisition. The amortization period for the Company’s amortizing intangible assets are as follows: purchased technology and patents 6 years; and customer lists 7 years. See Note 3 “Intangible Assets” for additional information on the Company’s amortizing intangible assets.

Impairment of Long-Lived Assets – The Company assesses the impairment of definite-lived long-lived assets or asset groups when events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that are considered in deciding when to perform an impairment review include: a significant decrease in the market price of the asset or asset group; a significant change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; a significant change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction; a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

Potential recoverability is measured by comparing the carrying amount of the asset or asset group to its related total future undiscounted cash flows. If the carrying value is not recoverable, the asset or asset group is considered to be impaired. Impairment is measured by comparing the asset or asset group’s carrying amount to its fair value. When it is determined that useful lives of assets are shorter than originally estimated, and no impairment is present, the rate of depreciation is accelerated in order to fully depreciate the assets over their new shorter useful lives.

Goodwill is not amortized but is periodically tested for impairment. The Company assesses goodwill for impairment on the last day of each fiscal year, or more frequently if certain events occur as described above. Goodwill is evaluated for impairment through the comparison of the fair value of the Company’s reporting unit to its carrying value. When evaluating goodwill for impairment, the Company may first perform an assessment of qualitative factors to determine if the fair value of the reporting unit is more-likely-than-not greater than its carrying amount. This qualitative assessment is referred to as a “step zero” approach. If, based on the review of the qualitative factors, the Company determines it is more-likely-than-not that the fair value of its reporting unit is greater than its carrying value, the required two-step impairment test can be bypassed. If the Company does not perform a step zero assessment or if the fair value of the reporting unit is more-likely-than-not less than its carrying value, the Company must perform a two-step impairment test, and calculate the estimated fair value of the reporting unit. If, based upon the two-step impairment test, it is determined that the fair value of its reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Under the two-step approach, the fair value for the Company’s reporting unit is determined based on discounted cash flows and market multiples.

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NOTES TO COMBINED FINANCIAL STATEMENTS

The Company completed its annual goodwill impairment assessment for 2015 by performing a step zero qualitative analysis. As part of this analysis, the Company evaluated factors including, but not limited to, macro-economic conditions, market and industry conditions, cost factors, the status of the development of its medical device initiatives, the status of regulatory approvals, the competitive environment, results of the last impairment test, and the operational stability and the overall financial performance of its reporting unit. After completing the analysis, the Company determined that it was more likely than not that its reporting unit’s fair value was greater than the reporting unit’s carrying value and the two-step impairment test was not necessary.

Income Taxes – For purposes of the Combined Financial Statements, the Company’s income tax expense and deferred tax balances have been prepared as if Nuvectra filed income tax returns on a stand-alone basis separate from Greatbatch. As a stand-alone entity, the Company’s deferred taxes and effective tax rate may differ significantly from those in the historical periods.

The Combined Financial Statements of the Company have been prepared using the asset and liability approach in accounting for income taxes, which requires the recognition of deferred income taxes for the expected future tax consequences of net operating losses, credits, and temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

The Company accounts for uncertain tax positions using a more likely than not recognition threshold. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. These tax positions are evaluated on a quarterly basis. The Company recognizes interest expense related to uncertain tax positions as Provision for Income Taxes. Penalties, if incurred, are recognized as a component of Selling, General and Administrative Expenses. These tax positions are evaluated on a quarterly basis. See Note 6 “Income Taxes” for additional information.

Revenue Recognition – The Company recognizes revenue when it is realized or realizable and earned. This occurs when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, the buyer is obligated to pay us (i.e., not contingent on a future event), the risk of loss is transferred, there is no obligation of future performance, collectability is reasonably assured and the amount of future returns can reasonably be estimated.

Research, Development and Engineering Costs, Net (“RD&E”) – RD&E costs are expensed as incurred. The primary costs are salary and employee benefits for personnel, material costs used in development projects and subcontracting costs. Any reimbursements received from government grants is recorded as a reimbursement of the research, development and engineering costs incurred.

Stock-Based Compensation – The Company’s employees have historically participated in the stock-based compensation programs of Greatbatch, and as such, the Company was charged a portion of the expenses associated with these programs. However, the Combined Balance Sheets do not include any equity related to the stock-based compensation programs. The compensation costs related to stock-based awards granted to employees is based upon their estimated fair value on the grant date. Compensation cost for service-based awards is recognized ratably over the applicable vesting period. Compensation cost for nonmarket-based performance awards is reassessed each period and recognized based upon the probability that the performance targets will be achieved. Compensation cost for market-based performance awards is expensed ratably over the applicable vesting period and is recognized each period whether the performance metrics are achieved or not.

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NOTES TO COMBINED FINANCIAL STATEMENTS

The Black-Scholes option pricing model was used to estimate the fair value of stock options granted. For service-based and nonmarket-based performance restricted stock unit awards, the fair market value of the award is determined based upon the closing value of Greatbatch’s stock price on the grant date. For market-based performance restricted stock unit awards, the fair market value of the award is determined utilizing a Monte Carlo simulation model, which projects the value of Greatbatch’s stock under numerous scenarios and determines the value of the award based upon the present value of those projected outcomes.

The amount of stock-based compensation expense recognized is based on the portion of the awards that are ultimately expected to vest. Pre-vesting forfeiture estimates were estimated based upon historical data and are revised if actual forfeitures differ from those estimates. The total expense recognized over the vesting period will only be for those awards that ultimately vest, excluding market and nonmarket performance award considerations. Note 4 “Employee Benefit Plans” contains additional information on stock-based compensation.

Insurance – The Company has historically participated in Greatbatch’s various insurance programs, to insure for property and casualty risks, product liability, employee health care, workers’ compensation and other casualty losses. Many of the potential losses are covered by Greatbatch under conventional insurance programs with third-party carriers with high deductible limits. In other areas, Greatbatch is self-insured with stop-loss coverage. The Company was charged a portion of the expenses associated with these programs. See Note 10 “Related Party Transactions” for additional information.

Comprehensive Loss – The Company’s comprehensive loss as reported in the Combined Statements of Operations and Comprehensive Loss is comprised of the Company’s Net Loss.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of sales and expenses during the reporting period. Actual results could differ materially from those estimates.

Recently Issued Accounting Pronouncements – In the normal course of business, management evaluates all new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”), Securities and Exchange Commission (“SEC”), Emerging Issues Task Force (“EITF”), or other authoritative accounting bodies to determine the potential impact these accounting pronouncements may have on the Company’s Combined Financial Statements. Based upon this review, except as noted below, management does not expect any of the recently issued accounting pronouncements, which have not already been adopted, to have a material impact on the Company’s Combined Financial Statements.

In November 2015, the FASB issued Accounting Standard Update (“ASU”) No. 2015-17, “Balance Sheet Classification of Deferred Taxes.” This ASU requires entities that present a classified balance sheet to classify all deferred income taxes as noncurrent assets or noncurrent liabilities. Current GAAP requires an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified balance sheet. This ASU is effective for the Company for annual periods beginning after December 15, 2016, and interim periods within those years. Earlier application is permitted as of the beginning of an interim or annual reporting period. The Company elected to early adopt this ASU, which did not have a material impact on the Company’s Combined Financial Statements as it currently does not have any deferred tax assets or liabilities recorded on its Combined Balance Sheets. See Note 6 “Income Taxes” for additional information.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU No. 2014-15 requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial

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NOTES TO COMBINED FINANCIAL STATEMENTS

statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. This ASU is effective for annual periods ending after December 15, 2016, with early adoption permitted. The Company does not expect its pending adoption of ASU 2014-15 to have a material impact on its Combined Financial Statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” The core principle behind ASU No. 2014-09 is that an entity should recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for delivering goods and services. This model involves a five-step process that includes identifying the contract with the customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when the entity satisfies the performance obligations. This ASU allows two methods of adoption; a full retrospective approach where historical financial information is presented in accordance with the new standard, and a modified retrospective approach where this ASU is applied to the most current period presented in the financial statements. In August 2015, the FASB issued ASU No 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” which deferred the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017, with earlier application permitted as of annual reporting periods beginning after December 15, 2016. The Company is currently assessing the financial impact of adopting these ASUs and the methods of adoption; however, given the scope of the new standard, the Company is currently unable to provide a reasonable estimate regarding the financial impact or which method of adoption will be elected.

2.	PROPERTY, PLANT AND EQUIPMENT, NET

PP&E is comprised of the following (in thousands):

	At
	January 1, 2016	January 2, 2015
Machinery and equipment	$1,700	$4,957
Buildings and building improvements	1,563	2
Information technology hardware and software	265	285
Furniture and fixtures	143	113
Land and land improvements	390	—
Construction work in process	1,572	1,173

	5,633	6,530
Accumulated depreciation	(1,164)	(1,850)

Total	$4,469	$4,680

During 2015, Greatbatch contributed a building and certain fixed assets located in Blaine, MN to the Company for use in its operations, which had a net book value of $1.8 million as these assets were now being fully utilized by Nuvectra. Previously, these assets were shared by various Greatbatch entities and costs were allocated to each entity by Greatbatch. Additionally, during 2015, the Company transferred certain machinery and equipment with a net book value of $2.0 million, which previously had been used for design verification testing, to Greatbatch to utilize in the production of Algovita. For purposes of the Combined Cash Flow Statement for the year ended January 1, 2016, these transfers were treated as non-cash transactions.

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

Depreciation and rent expense for PP&E were as follows (in thousands):

	Year Ended
	January 1, 2016	January 2, 2015
Depreciation expense	$298	$816
Rent expense	385	506

Minimum future estimated annual operating lease expenses as of January 1, 2016 are as follows (in thousands):

2016	$356
2017	549
2018	558
2019	570
2020	549
Thereafter	816

Total estimated operating lease expense	$3,398

In connection with the completion of the Spin-off, the Company will enter into a sublease agreement with Greatbatch for 11,600 square feet of office space located in Plano, Texas, which will be used for Nuvectra’s corporate headquarters. During the term of the sublease, the Company will pay Greatbatch rent of approximately $200 thousand per year. This sublease agreement will expire two years from the date of the Spin-off and is not included the above table of future lease expenses.

3.	INTANGIBLE ASSETS

Amortizing intangible assets are comprised of the following (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
At January 1, 2016
Technology and patents	$1,058	$(388)	$670
Customer lists	1,869	(556)	1,313

Total amortizing intangible assets	$2,927	$(944)	$1,983

At January 2, 2015
Technology and patents	$1,058	$(255)	$803
Customer lists	1,869	(400)	1,469

Total amortizing intangible assets	$2,927	$(655)	$2,272

Aggregate intangible asset amortization expense is classified as follows (in thousands):

	Year Ended
	January 1, 2016	January 2, 2015
Cost of sales	$133	$104
Selling, general and administrative expenses	156	141

Total intangible asset amortization expense	$289	$245

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NOTES TO COMBINED FINANCIAL STATEMENTS

Estimated future intangible asset amortization expense based on the current carrying value is as follows (in thousands):

Estimated Amortization Expense
2016	$269
2017	286
2018	298
2019	293
2020	209
Thereafter	628

Total estimated amortization expense	$1,983

Greatbatch’s goodwill has resulted from multiple historical acquisitions. These acquisitions were integrated into Greatbatch including its QiG reporting unit. A portion of the assets acquired by Greatbatch giving rise to this goodwill (i.e. work force intangibles) were allocated to Nuvectra in the Spin-off. Accordingly, $38.2 million of Greatbatch’s historical Goodwill was allocated to Nuvectra based upon the relative fair value method as of December 2013. This date was chosen as this was the date QiG became a reportable segment for Greatbatch after its corporate realignment. As of January 1, 2016, no accumulated impairment loss has been recognized for goodwill. Goodwill as of January 1, 2016 and January 2, 2015 was $38.2 million, respectively.

4.	EMPLOYEE BENEFIT PLANS

Defined Contribution Plans – Greatbatch sponsors a defined contribution 401(k) plan for its employees, which the Company’s employees have historically participated in. The plan provides for the deferral of employee compensation under Section 401(k) and a discretionary match. In fiscal years 2015 and 2014 this match was 35% per dollar of participant deferral, up to 6% of the total compensation for each participant. The 401(k) compensation expense recognized in these Combined Financial Statements includes all of the compensation expenses directly attributable to Nuvectra employees. Direct costs related to this defined contribution plan allocated to the Company were $156 thousand in fiscal year 2015 and $145 thousand in fiscal year 2014.

Under the terms of Greatbatch’s Growth Bonus Plan (“G2B Plan”) there is an annual discretionary defined contribution cash bonus historically awarded to employees of the Company based upon Greatbatch company-wide performance measures and individual associate performance measures that are set by Greatbatch executive management at the beginning of the year. Additionally, for 2015, the Company accrued G2B Plan payments for certain executive officers and key employees in accordance with their employment agreements, which guaranteed a minimum level of payout. Up to 4% of each employee’s eligible G2B Plan bonus is contributed by Greatbatch to the participant’s 401(k) plan in the form of shares of Greatbatch stock. The G2B Plan compensation expense recognized in these Combined Financial Statements includes all of the compensation expenses directly attributable to Nuvectra employees. Direct compensation costs recognized related to the G2B Plan were $0.2 million in fiscal year 2015 and $1.2 million in fiscal year 2014.

Employees of the Company have not historically participated in Greatbatch’s defined benefit plans.

Stock-Based Compensation – The Company’s employees have historically participated in the stock-based compensation programs of Greatbatch, which includes time-based stock options, and time- and performance-based restricted stock units, and typically vest over a three year period. The stock-based payment compensation expense recognized in these Combined Financial Statements includes all of the

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

compensation expenses directly attributable to Nuvectra employees. Equity awards made by Greatbatch are settled through the issuance of shares of Greatbatch common stock. However, the Combined Balance Sheets do not include any Nuvectra equity issuances related to the stock-based compensation programs.

The components and classification of direct stock-based compensation expense allocated by Greatbatch were as follows (in thousands):

	Year Ended
	January 1, 2016	January 2, 2015
Stock options	$265	$124
Restricted stock units	785	421

Total stock-based compensation expense	$1,050	$545

Selling, general and administrative expenses	$727	$373
Research, development and engineering costs, net	323	172

Total stock-based compensation expense	$1,050	$545

Algovita Bonus Plan – Historically certain employees of Nuvectra had been eligible to participate in a performance-based bonus plan. Payments under this bonus plan were based upon the ultimate commercialization value, as defined in the bonus plan, of Algovita. During fiscal year 2015, the Company expensed $2.3 million and paid $2.4 million to participants under this plan and none was accrued at January 1, 2016. During fiscal year 2014, $0.8 million was expensed and paid to participants under this plan and $0.05 million was accrued at January 2, 2015. The Company has no future liability under the Algovita Bonus Plan.

Employee Health Plans – Greatbatch sponsors various health plans (medical, dental) for its employees, which the Company’s employees have historically participated in. The operating expenses recognized in these Combined Financial Statements includes expenses allocated by Greatbatch for Nuvectra employees based upon an average cost per employee utilized throughout Greatbatch. Costs allocated to Nuvectra related to these employee health plans were $0.5 million in 2015 and 2014.

5.	OTHER OPERATING EXPENSES, NET

Other Operating Expenses, Net is comprised of the following (in thousands):

	Year Ended
	January 1, 2016	January 2, 2015
Cleveland facility shutdown	$271	$860
NeuroNexus integration income	—	(840)
Other expenses	41	75

	$312	$95

Cleveland Facility Shutdown – In fiscal year 2014, the Company initiated a plan to transfer the design engineering responsibilities previously performed at its Cleveland, OH facility to the Company’s facility in Blaine, MN. This initiative was completed during 2015.

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

Total restructuring charges incurred in connection with this initiative were $1.1 million. Expenses related to this initiative included the following:

•	Severance and retention: $0.4 million;

•	Asset write-offs: $0.3 million;

•	Other: $0.4 million

Other costs primarily consist of costs to relocate certain equipment and personnel and the related travel expenditures. All expenses are cash expenditures, except asset write-offs.

The change in accrued liabilities during fiscal year 2015 related to the closure of the Cleveland, OH facility is as follows (in thousands):

	Severance and Retention	Asset Write-offs	Other	Total
At January 2, 2015	$375	$—	$200	$575
Restructuring charges (income)	(114)	235	150	271
Write-offs	—	(235)	—	(235)
Cash payments	(261)	—	(350)	(611)

At January 1, 2016	$—	$—	$—	$—

NeuroNexus Integration Income – During fiscal year 2014, the Company recorded income related to the change in fair value of the contingent consideration recorded in connection with the acquisition of NeuroNexus. See Note 8 “Fair Value Measurements” for additional information on the Company’s contingent consideration, which resulted in a gain of $0.8 million in fiscal year 2014.

Other Expenses: During 2015 and 2014, the Company recorded charges in connection with various asset disposals.

6.	INCOME TAXES

QiG was initially organized as a limited liability company (“LLC”) and immediately prior to completion of the Spin-off, will be converted into a Delaware corporation and change its name to Nuvectra Corporation.

For federal income tax purposes, QiG, as a LLC with only one member (a “single member LLC”), has historically been disregarded as an entity separate from its owner. From a federal income tax perspective, there is no substantive difference between a single-member LLC, which is treated as a disregarded entity, and a division that is included in the consolidated tax return. However, for limited liability companies that are preparing “combined” financial statements to be included in a registration statement to be filed with the U.S. Securities and Exchange Commission and subject to compliance with Staff Accounting Bulletin Topic 1B, information regarding income taxes must be provided in the “combined” financial statements regardless of whether the limited liability company was historically a disregarded entity for federal income tax purposes.

In connection with the Spin-off, certain assets and activities owned by Greatbatch, but related to the Company’s business and operations, including shares of stock of NeuroNexus, a Michigan Corporation, were transferred to Nuvectra. NeuroNexus Technologies, Inc. is a taxable corporation and is subject to federal, state, and local taxes based on income.

For purposes of the Combined Financial Statements, the Company’s income tax expense and deferred tax balances have been prepared as if Nuvectra filed income tax returns on a stand-alone basis and separate from Greatbatch. Going forward, as an independent publicly-traded company after the completion of the

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

Spin-off, the Company’s deferred taxes and effective tax rate may differ significantly from those in the historical periods as a consequence of the removal of the net operating losses and federal research and development tax credits fully utilized by Greatbatch. The provision for income taxes associated with the Company was comprised of the following (in thousands):

	Year Ended
	January 1, 2016	January 2, 2015
Current tax expense	$—	$—
Deferred tax benefit	(10,997)	(7,933)
Change in valuation allowance	10,997	7,933

Total provision for income taxes	$—	$—

The provision for income taxes differs from the United States statutory rate due to the following:

	Year Ended
	January 1, 2016	January 2, 2015
Statutory rate	35.0%	35.0%
Change in valuation allowance	-35.0%	-35.0%

Effective tax rate	—	—

Deferred tax assets (liabilities) consist of the following (in thousands):

	At
	January 1, 2016	January 2, 2015
Net operating loss carryforwards	$45,908	$36,451
Research & development tax credits	3,190	2,700
Property, plant & equipment	518	—
Other	801	724

Gross deferred tax assets	50,417	39,875
Less valuation allowance	(49,632)	(38,635)

Net deferred tax assets	785	1,240

Property, plant & equipment	—	(340)
Intangible assets	(785)	(900)

Gross deferred tax liabilities	(785)	(1,240)

Net deferred tax asset (liability)	$—	$—

Deferred income tax assets or liabilities reflect temporary differences between amounts of assets and liabilities, including net operating loss (“NOL”) carryforwards, for financial and tax reporting. A valuation allowance is established for any deferred income tax asset for which realization is uncertain.

As of January 1, 2016, calculated on a stand-alone basis, the Company had approximately $128 million in federal NOL carryforwards that could be used to offset taxable income in future periods and reduce its income taxes payable in those future periods. Many of these NOL carryforwards will expire if they are not used within certain periods. The Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income and recent financial operations, to determine whether, based on the weight of that evidence, a valuation allowance is needed for

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

some portion or all of a net deferred income tax asset. Judgment is used in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which such evidence can be objectively verified. In evaluating the objective evidence that historical results provide, the Company considered the past three years of combined operating results.

Based on an assessment of the available positive and negative evidence, including the historical combined operating results, the Company has concluded that it is more likely than not that the net deferred tax assets will not be realized. As such, the Company has provided a full valuation allowance on the net deferred income tax assets as of January 1, 2016 and January 2, 2015.

For purposes of the Combined Financial Statements, the Company’s income tax expense and deferred tax balances have been prepared as if Nuvectra filed income tax returns on a stand-alone basis separate from Greatbatch. Historically, the net operating losses and federal research and development tax credits generated by Nuvectra have been fully utilized by Greatbatch, which files a consolidated federal income tax return. Thus, the deferred tax assets reflected in these Combined Financial Statements will not be available to Nuvectra upon completion of the Spin-off.

The Company will file annual income tax returns in the United States and various state and local jurisdictions. As of January 1, 2016, the Company maintained no reserve related to unrecognized tax benefits.

7.	COMMITMENTS AND CONTINGENCIES

Litigation – The Company is a party to various legal actions arising in the normal course of business. While the Company does not expect that the ultimate resolution of any of these pending actions will have a material effect on its results of operations, financial position, or cash flows, litigation is subject to inherent uncertainties. As such, there can be no assurance that any pending legal action, which the Company currently believes to be immaterial, does not become material in the future.

Purchase Commitments – Contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are normally based on its current manufacturing needs and are fulfilled by its vendors within short time horizons. As of January 1, 2016, the total contractual obligation related to such expenditures is approximately $6.7 million and will primarily be financed by Greatbatch or cash on hand after the Spin-off.

Operating Leases – The Company is a party to various operating lease agreements. See Note 2 “Property, Plant and Equipment, Net” for information on the Company’s future lease obligations, which primarily relates to building leases.

8.	FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair value measurement standards apply to certain financial assets and liabilities that are measured at fair value on a recurring basis (each reporting period). For the Company, these financial assets and liabilities include its accrued contingent consideration. The Company does not have any nonfinancial assets or liabilities that are measured at fair value on a recurring basis.

Accrued Contingent Consideration – In circumstances where an acquisition involves a contingent consideration arrangement, the Company recognizes a liability equal to the fair value of the contingent payments it expects to make as of the acquisition date. The Company re-measures this liability each

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

reporting period and records changes in the fair value through Other Operating Expenses, Net. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount periods and rates, as well as changes in the timing, amount of, or the likelihood of achieving the applicable milestones.

The fair value of accrued contingent consideration recorded by the Company represented the estimated fair value of the contingent consideration that the Company expected to pay to the former shareholders of NeuroNexus based upon the achievement of certain financial and development-based milestones. The fair value of the contingent consideration liability was estimated by discounting to present value, the probability weighted contingent payments expected to be made utilizing a risk adjusted discount rate. During 2014, the financial and performance milestones were determined to have a fair value of zero. As a result, during fiscal year 2014, the Company recorded income related to the change in fair value of its contingent consideration of $0.8 million. The Company’s accrued contingent consideration was categorized in Level 3 of the fair value hierarchy.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Fair value standards also apply to certain assets and liabilities that are measured at fair value on a nonrecurring basis. A summary of the valuation methodologies for assets and liabilities measured on a nonrecurring basis is as follows:

Long-lived Assets – The Company reviews the carrying amount of its long-lived assets to be held and used for potential impairment whenever certain indicators are present as described in Note 1 “Summary of Significant Accounting Policies.”

Goodwill – Goodwill recorded is not amortized but is periodically tested for impairment. The Company assesses goodwill for impairment on the last day of each fiscal year, or more frequently if certain events occur as described in Note 1 “Summary of Significant Accounting Policies.” During fiscal years 2015 and 2014, no impairment charges were recorded related to the Company’s Goodwill.

9.	BUSINESS SEGMENT, GEOGRAPHIC AND CONCENTRATION RISK INFORMATION

The Company operates as one reportable segment. Nuvectra is a medical device company focused on the development and commercialization of its neurostimulation technology platform for treatment of various disorders by stimulating tissues associated with the nervous system. Nuvectra’s revenue includes sales of neural interface technology, components and systems to the neuroscience and clinical markets and a limited release of Algovita in Europe. Future revenues of Nuvectra is expected to come primarily from sales of Algovita, particularly after it is launched commercially in the United States, technology licensing fees, development service fees and royalty fees. All Algovita SCS system sales for fiscal years 2015 and 2014 were to one European distributor. Product line sales for the Company were as follows (in thousands):

	Year Ended
	January 1, 2016	January 2, 2015
Neural interface components and systems	$3,920	$3,466
Algovita SCS system	1,318	230

Total sales	$5,238	$3,696

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

An analysis and reconciliation of the Company’s geographic information to the respective information in the Combined Financial Statements follows. Sales by geographic area are presented by allocating sales from external customers based on where the products are shipped to (in thousands):

	Year Ended
	January 1, 2016	January 2, 2015
Sales by geographic area:
United States	$2,054	$1,800
Non-Domestic locations:
Germany	1,668	489
Rest of world	1,516	1,407

Total sales	$5,238	$3,696

All of the Company’s long-lived tangible assets are located in the United States. The Company is dependent on Greatbatch to manufacture Algovita and its components. An inability to obtain a sufficient quantity of Algovita or its components could have a material adverse impact on the Company’s business, financial condition and results of operations. See Note 10 “Related Party Transactions” for additional information regarding the Company’s relationship with Greatbatch.

10.	RELATED PARTY TRANSACTIONS

Corporate Overhead Allocations from Greatbatch – As discussed in Note 1 “Summary of Significant Accounting Policies,” the Company has historically operated as part of Greatbatch and as a result shared many overhead functions and services performed by various Greatbatch corporate departments. Costs of these departments were allocated across the Greatbatch entities that benefited from those services during the periods presented herein. The indirect costs allocated included executive oversight, finance, legal, human resources, tax, information technology, product development, corporate procurement, and facilities. These expenses have been charged to the Company on a pro rata basis based upon estimated hours incurred, headcount, square footage, or other measures. The Company considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that would have been incurred if the Company was an independent publicly-traded company or of the costs the Company will incur in the future after completion of the Spin-off. At this time, the Company is unable to determine what its expenses would have been on a standalone basis if the company had operated as an unaffiliated entity for each period in which a statement of operations is presented.

Corporate overhead allocations from Greatbatch were classified as follows (in thousands):

	Year Ended
	January 1, 2016	January 2, 2015
Selling, general and administrative expenses	$1,064	$985
Research, development and engineering costs, net	1,780	2,026

	$2,844	$3,011

In connection with the Spin-off, the Company will enter into, or amend various agreements to effect the Spin-off of Nuvectra from Greatbatch and provide a framework for the Company’s relationship with Greatbatch going forward after the Spin-off. The Company and Greatbatch are entering into a separation and distribution agreement, a tax matters agreement, a transition services agreement and an employee matters agreement, which will provide for the allocation between Nuvectra and Greatbatch of assets,

NUVECTRA

NOTES TO COMBINED FINANCIAL STATEMENTS

employees, liabilities and obligations (including PP&E, employee benefits, and tax-related assets and liabilities) attributable to the Company’s business for the period prior to, at and after the Spin-off. Additionally, the Company is a party to agreements with Greatbatch that will be amended in connection with the Spin-off, including a supply agreement and a license agreement. Immediately prior to the completion of the Spin-off, Greatbatch will make a cash capital contribution to Nuvectra of $75.0 million. This cash capital contribution, together with the Company’s cash on hand, is an amount that the Company estimates will, based on its current plans and expectations, meet its cash needs for approximately two years after the completion of the Spin-off. After such time, the Company expects that it will be able to access the equity or debt capital markets for additional funding.

Employee Benefit Plans – The Company’s employees have historically participated in various Greatbatch defined contribution and stock-based compensation plans. Compensation expense allocated to Nuvectra for these plans from Greatbatch were based upon the costs directly attributable to Nuvectra employees. See Note 4 “Employee Benefit Plans” for additional information.

Centralized Cash Management – Greatbatch uses a centralized approach to cash management and financing of operations. The Company has historically been a party to Greatbatch’s cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash is provided regularly to meet the financial obligations of the Company, which results in an increase in Greatbatch’s Net Investment in the Combined Balance Sheets.

Insurance – The Company has historically participated in Greatbatch’s various insurance programs, to insure for property and casualty risks, product liability, employee health care, workers’ compensation and other casualty losses. Many of the potential losses are covered under conventional insurance programs with third-party carriers with high deductible limits. In other areas, Greatbatch is self-insured with stop-loss coverage. The Company is charged a fee from Greatbatch for these insurance programs based upon square footage, headcount or a direct charge for those policies directly attributable to Nuvectra. Total insurance charges allocated by Greatbatch were $100 thousand in 2015 and 2014.

Debt – Greatbatch’s third-party debt and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of the debt obligation and Greatbatch’s outstanding borrowings were not directly attributable to the Company’s operations.

Supply Agreement – The Company has a supply agreement with Greatbatch pursuant to which Greatbatch manufactures Algovita and its components. Total charges incurred under this supply agreement are included in cost of sales and totaled $1.5 million in fiscal year 2015 and $0.2 million in fiscal year 2014.

Purchase of Non-controlling Interests – During the fourth quarter of 2015, the Company purchased the outstanding non-controlling interests of Algostim and PelviStim for $16.7 million of which $9.9 million was paid in 2015 and $6.8 million was accrued at January 1, 2016 and paid in January 2016. Included in the purchased amount was $6.9 million paid to Drees Holding LLC, which is a limited liability company of which Scott F. Drees, CEO of Nuvectra, is the principal owner and the sole managing director. Mr. Drees received his interests in Algostim and PelviStim in connection with entering into a long-term consulting agreement with Nuvectra and prior to being appointed as its CEO in July 2015. Mr. Drees’ consulting agreement was terminated in connection with his agreeing to serve in the role of Nuvectra CEO. The buyout of the non-controlling interests was funded by a cash contribution from Greatbatch.

11.	SUBSEQUENT EVENTS

The Company evaluated subsequent events for recognition or disclosure through February 18, 2016, the date the Combined Financial Statements were available to be issued.